UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2021**





INVESTING
in the future

INTEGRATED REPORT **2021**

INVESTING
IN THE FUTURE

Our reporting theme

Our ongoing investments are aimed at extending the lives of our mines and enhancing operating flexibility by ensuring a long-term Ore Reserve pipeline to underpin production and sustain AngloGold Ashanti in the long-term.

This investment programme has been supplemented by a new Operating Model aimed at improving effectiveness, eliminating inefficiency, enhancing performance and flexibility, and ensuring clear accountability for delivery on commitments. This Operating Model prioritises improved operating outcomes and consistency that will enhance AngloGold Ashanti's valuation and position in the sector throughout the commodity cycle.

"We must put in place the right foundation for long-term success, and the most crucial part of that is an Operating Model which prioritises efficiency, agility and accountability," said CEO Alberto Calderon. "My immediate aim is to ensure that we have the right people, in the right places, making the right decisions, to provide better outcomes."

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents.

We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.



Note:

- AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Rounding of numbers may result in computational discrepancies

OUR VALUES



Safety is our first value.



We treat each other with dignity and respect.



We are accountable for our actions and undertake to deliver on our commitments.



We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.



We value diversity.



We respect the environment.

OUR 2021 SUITE OF REPORTS

At AngloGold Ashanti, we are committed to transparent, informed and consistent reporting to a broad range of stakeholders. Our 2021 reports communicate the challenges facing our business and progress made to date in delivering on our strategic objectives and in creating value.

Our 2021 reports are:





INVESTING
in the future

<IR>
Integrated Report

INVESTING
in the future

<R&R>
Mineral Resource and Ore Reserve Report





INVESTING
in the future

<SR>
Sustainability Report

INVESTING
in the future

<AFS>
Annual Financial Statements



INVESTING
in the future

<NOM>
Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)



INVESTING
IN THE FUTURE

Reporting website

Our 2021 reports are prepared consistent with the following:

- International Integrated Reporting Framework
- King IV Report on Corporate Governance South Africa, 2016 (King IV)
- South African Companies Act, No. 71 of 2008, as amended (Companies Act)
- JSE Listings Requirements
- International Financial Reporting Standards (IFRS)
- The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition)
- Sustainable Development Goals (SDGs)
- United Nations Global Compact (UNGC)
- Task Force on Climate-related Financial Disclosures (TCFD)



Our 2021 reporting suite, together with supporting financial, operational and sustainability data, is available at: *www.aga-reports.com*

Stakeholder feedback

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at: *investor.relations@anglogoldashanti.com*

CONTENTS

Navigating our <IR>

This document is an interactive pdf with all active hyperlinks indicated by orange, italic font.



ABOUT THIS REPORT

The aim of this report is to provide balanced insight into AngloGold Ashanti's ability to create and preserve value in the prevailing operating context. This report provides a concise overview of our overall performance and prospects, to assist the reader in making an informed decision on our ability to create value in the short, medium and long term, and on the future viability of our business.

Reporting period

Our integrated report is published annually. This Integrated Report 2021 (*<IR>*) covers the performance of AngloGold Ashanti and its subsidiaries, associates and investments for the financial year 1 January to 31 December 2021. For completeness, any significant events occurring from the end of the year 2021 to the date of approval of this report are included.

Scope and boundary

This report describes our business model, strategy, significant risks, opportunities and issues, and our overall performance and related outcomes and prospects for the year under review. In addition to AngloGold Ashanti's financial performance, we also present information relating to our non-financial (social and environmental) and governance performance.

The boundary for this integrated report is determined by our operating environment, the related risks, opportunities, and outcomes, and by the results of engagement with key stakeholders who may potentially affect our ability to create sustained value.

This is a group-level report, covering the entire Company, its joint ventures and investments. All managed operations are fully reported. Our joint venture, Kibali (AngloGold Ashanti, 45%), is partially reported. More detailed information on Kibali is provided on the corporate website of our joint venture partner, Barrick Gold Corporation (Barrick), which manages the operation.

References to discontinued operations relate to South African operations disposed of during 2020. The remaining operations are classified as continuing operations.

Audience

This *<IR>*, aimed primarily at long-term investors, shareholders and other providers of financial capital, endeavours to enable informed decision-making by aiding understanding of AngloGold Ashanti's potential long-term viability and ability to create and protect value.

The report also provides information on the creation and preservation of value relevant to other stakeholders – employees, suppliers and business partners, communities and governments.

Our reporting boundary


Integrated reporting boundary
Financial reporting boundary
ANGLOGOLDASHANTI
Subsidiaries, joint ventures, investments
1 Strategy
2 External operating environment
3 Risks
4 Opportunities
5 Outcomes
STAKEHOLDERS
Shareholders/ Investors
Employees
Governments/ Regulators
Suppliers
Communities

For our operating assets and related shareholdings, see ***About AngloGold Ashanti****. For detail on our principal subsidiaries and operating entities, refer to the* ***<AFS>****.*

More comprehensive information on our operational, financial, geological and sustainability performance is provided in the respective supplementary reports that are available online at ***www.aga-reports.com****.*

Integrated reporting process

AngloGold Ashanti understands the importance of, and is committed to, integrated reporting and we aim to continually improve the quality of our reporting. The integrated reporting process begins with an evaluation of the previous year's report to identify areas for improvement and enhanced disclosure. We also undertake benchmark and gap analyses to improve alignment with best reporting practice. The content of the *<IR>* is based on board reports, presentations, written submissions and interviews with key executives. Disclosure is overseen by a working group led by the CFO.

Draft copies are reviewed by subject specialists and senior executive management, including the CFO, prior to the report's submission to the Audit and Risk Committee. This committee provides approval and recommends the report to the board for final approval.

Key issues

This report focuses on those factors that have the potential to significantly affect our ability to create value in the short, medium and long term, and which are of most interest to investors and shareholders, the primary audience. Consequently, we consider our most significant issue in this context to be the sustained profitability of our business, as measured by all-in sustaining costs, free cash flow, adjusted EBITDA and normalised return on equity (nCROE). Shareholders invest in AngloGold Ashanti to earn dividends and for capital appreciation (measured in aggregate by total shareholder returns), both of which are determined by earnings. This is acknowledged in our remuneration policy – see *Rewarding delivery*. Access to capital to fund future growth and development is also influenced by our long-term outlook for profitability.

Approval and assurance

While the *<IR>* is not independently assured as a whole, certain information presented has been subject to either an internal or external audit. Type of assurance and monitoring applied:

• Annual financial statements	• External financial audit (Ernst & Young (EY))
• Sustainability (non-financial) data	• External assurance of selected, sustainability metrics (EY)
• Operational and other financial and non-financial data, compliance and risk management	• Internal audit (overseen by the Audit and Risk Committee)

The Audit and Risk Committee, on behalf of the board, approves and monitors the auditing and assurance of all reporting and related processes. See the *<AFS>* for this committee's chairperson's report.

Internal audit and related approval processes include, among others, regular management reviews of information and data published. Management also verifies the processes that determine all non-financial information.

In addition, our operations are subject to risk-based, integrated, combined assurance reviews of the financial, safety, compliance and sustainability aspects of our business. The outcomes of these internal processes and external assurances, as well as of any independent technical reviews, provide reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of our internal control systems and procedures, and thus to ensure the accuracy of the information presented.

Reporting frameworks and compliance

In compiling this report, we have applied the International Integrated Reporting Framework and its guiding principles and content elements. In addition to the frameworks, standards and guidelines listed on the inside front cover of this report, we have also taken into account the World Gold Council's Responsible Gold Mining Principles, the principles of the International Council on Mining and Metals (ICMM) and the guidelines of various sustainability indices prepared by ESG ratings agencies, such as the FTSE/Russell Responsible Investment Index (FTSE4Good), the S&P Global Corporate Assessment (CSA) and the Bloomberg Gender-Equality Index.

Directors' statement of responsibility and commitment

The AngloGold Ashanti board of directors acknowledges its responsibility for ensuring the integrity of this integrated report. The board believes that it complies with the Value Reporting Foundation's International Integrated Reporting Framework and that it presents a fair and balanced view of AngloGold Ashanti's performance, strategy, risks, opportunities, and outlook. The board is confident that the 2021 suite of reports identifies all those issues considered significant to our ability to create value over time and that it will enable informed decision-making on our long-term prospects by investors and shareholders in particular, as well as by other stakeholders. Supported by the Audit and Risk Committee, the board approved this integrated report on 29 March 2022.

Board Chairperson:
Maria Ramos

Audit and Risk Committee chairperson:
Alan Ferguson

Independent non-executive directors:
Kojo Busia, Albert Garner, Rhidwaan Gasant, Scott Lawson, Nelisiwe Magubane, Maria Richter, Jochen Tilk

Executive directors:
Alberto Calderon
Chief Executive Officer (CEO)

Christine Ramon
Chief Financial Officer (CFO)



ABOUT ANGLOGOLD ASHANTI

VISION

To be the

LEADING MINING COMPANY



OUR MISSION

To create value for our shareholders, our employees, and our business and social partners by safely and responsibly exploring, mining and marketing our products.



OUR VALUES

Our six values guide all decisions made and actions taken in the conduct of our business. These values link our business activities to our environmental, social and governance (ESG) goals and commitments.

ANGLOGOLD ASHANTI AT A GLANCE

- Produced 2.472Moz of gold and employed an average of 30,561 people (including contractors) in 2021 (2020: 2.806Moz*; 36,952 people**)

- Gold is our principal product. Silver and sulphuric acid are by-products at our Argentinian and Brazilian operations respectively. Quebradona in Colombia is a gold-copper project

- A significant asset base with a total gold Mineral Resource of 123.2Moz that includes a 29.8Moz Ore Reserve

- Listed on the Johannesburg, New York, Australia and Ghana stock exchanges

- Geographically diverse shareholders including the world's largest financial institutions

- Market capitalisation of $8.8bn at 31 December 2021 (2020: $9.4bn)

- Constituent of the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series (the FTSE4Good Index), the Responsible Mining Index and the Bloomberg 2021 Gender-Equality Index




S&P Global   *Responsible Mining Index*   *FTSE4Good*   *Bloomberg Gender-Equality Index*

* Excludes 241,000oz produced by former South African operations
** Includes South Africa operations

INVESTMENT CASE

- Our well-defined, disciplined and shareholder-focused capital allocation framework is supported by significant cash-flow generating ability, a strong balance sheet and our firm intention to return value to shareholders

- Our self-generated and self-funded project pipeline, supported by substantial long-term production plans, is complemented by our proven track record in replenishing and increasing our Ore Reserve. We aim for value-accretive growth, with a singular focus on risk-adjusted returns

- Our ESG focus is embedded in our decision-making and in the way we work and act. It informs our plans and actions from the initial exploration, to project development and the start of mining operations, throughout the productive life of our mining assets and through to closure. Sustainability and ESG are entrenched in our business, strategy, activities and processes, driving long-term value creation and underpinning our social licence to operate

- As a responsible gold miner, we aim to create long-term value for all our stakeholders in partnership with host communities and governments

OUR FOOTPRINT



LEGEND

- ⚫ Operations
- ⚪ Projects
- 🟢 Exploration

Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated.

AMERICAS

1 Argentina
Cerro Vanguardia (92.5%)

2 Brazil
Serra Grande
AGA Mineração

3 Colombia
Gramalote [1] (50%)
La Colosa
Quebradona

4 United States of America (United States)
Silicon [2]

AFRICA

5 Guinea
Siguiri (85%)

6 Ghana
Iduapriem
Obuasi [3]

7 Democratic Republic of the Congo (DRC)
Kibali (45%) [4]

8 Tanzania
Geita

AUSTRALIA

9 Australia
Sunrise Dam
Tropicana (70%)

	AMERICAS	AFRICA	AUSTRALIA
Production (Group contribution):	0.559 Moz (23%)	1.419 Moz (57%)	0.494 Moz (20%)
Total Ore Reserve:	7.38 Moz	19.48 Moz	2.97 Moz
Average employed (including contractors):	9,972 people	17,260 people	1,332 people
Operating cash flow [5] (Operating contribution):	$214m (15%)	$1,065m (72%)	$199m (13%)
Capital expenditure:	$398m	$506m	$185m
Total community investment:	$5.8m	$10.5m	$1.0m



[1] Gramalote is managed by B2Gold

[2] As at 31 December 2021, a maiden Mineral Resource was declared for Silicon

[3] Obuasi's redevelopment project began in 2019

[4] Kibali is operated by Barrick Gold Corporation (Barrick)

[5] Includes joint ventures

HOW WE CREATE VALUE

To fulfil our purpose and mission, we have in place an integrated business model and a resilient and flexible strategy that enables AngloGold Ashanti to respond as necessary to the constantly changing world in which we operate. We strive for agility in our strategic decision making and in our response to a dynamic operating environment and unpredictable economic and commodity cycles, to enable us to sustain long-term value creation.

To create value and deliver on our vision and mission, the following elements are in place:

1

Understanding our context

External operating environment
The global macro-economic, geopolitical and financial landscape, as well as the location of our operations and their specific political and social dynamics, all affect our ability to deliver on our strategy and to create value over time.

See *Our external operating environment*

Stakeholder engagement and key relationships
In conducting our business, we have an impact on stakeholders and they, in turn, through their needs, actions and expectations, influence our business and our social licence to operate.

Our approach to inclusive stakeholder engagement seeks to balance the interests and expectations of stakeholders over time. Constructive and respectful dialogue with stakeholders is vital in managing these expectations and any issues identified.

See *Integrated stakeholder engagement* in this report and *Focusing on our material issues* in the *<SR>*.

2

Identifying our risks, opportunities and key issues

Risks and opportunities
Understanding the world in which we operate, the supply and availability of the scarce resources we rely on to conduct our business, as well as stakeholder relationships and expectations, guide us in identifying, prioritising and managing our risks and opportunities. This enables planning and initiatives to effectively mitigate such risks, to act on opportunities and to achieve our strategic objectives.

See *Managing our risks and opportunities*

Key issues
Our materiality assessment process prioritises and integrates into our strategy and business model those key issues affecting our ability to create value. Understanding and managing stakeholder needs, expectations and concerns, and how we in turn affect them, is vital to the successful delivery on our strategy and to value creation.

See *Focusing on our material issues* in the *<SR>* and *Integrated stakeholder engagement* in this report.

OUR BUSINESS – WHAT WE DO



1. Exploration and development
Establish and maintain a pipeline of economically viable and competitive projects to develop long-term mining operations. Exploration is a cornerstone of our business.



2. Mining, processing and refining
Operate and maintain mining and processing infrastructure and equipment, and ensure a skilled and trained workforce to enable cost-efficient, safe operations.

GOVERNANCE

Our overarching corporate governance framework underpins value creation and the long-term sustainability of our business. Together with our Code of Ethics, which is based on our values, the corporate governance framework is crucial to the successful achievement of our business objectives, delivery on our strategy and value creation. It guides all decision-making, business activities and actions.

3

Strategising and allocating resources

Strategy
Mining is a long-term business, and so our strategy aims to create sustained value over the life of our mining operations and beyond. This involves the allocation of key resource inputs – the natural, financial, human, manufactured, social and relationship, and intellectual capitals – which are essential to achieving this aim.

Business model
We actively manage our activities as we try to mitigate negative impacts of our operations and seek to achieve positive outcomes.

Understanding the long-term impacts of decisions on the allocation and use of capital inputs, and resulting strategic trade-offs, is essential to long-term value creation and preservation, and to limiting value erosion.

See *Our business model* and *Performance and delivery by strategic focus area*.

4

Creating and preserving value

Sustained value creation over time requires responsible corporate citizenship and encompasses social upliftment, careful environmental stewardship, effective governance and the creation of economic opportunities for communities, suppliers and governments.

Our mission to create value is supported by an emphasis on ESG performance. This is supported by our values and the foundation of our strategy – our enduring focus on people, safety and sustainability.



See *Performance and delivery by strategic focus area* and *Value by stakeholder*.



3. Sale of product, financial management
Sale of gold and by-products to generate revenue. Solid financial management and disciplined capital allocation ensures positive, sustained cash flow and returns.



4. Rehabilitation and mine closure
Develop and maintain constructive stakeholder relations to support our regulatory and social licences to operate, minimise and mitigate our environmental impact and manage closure responsibly in line with our values.

OUR BUSINESS MODEL

The conduct of our business entails the efficient use of capital inputs. Delivery on our strategy entails optimising and balancing use of these inputs, enhancing positive outcomes and impacts, and minimising those that are negative. Our business model describes how we create stakeholder value and is informed by our vision, mission and strategy.

The efficient extraction and processing of gold-bearing ore requires well-maintained mining infrastructure, plant, machinery and equipment.

Our capital inputs and related actions – 2021

NATURAL CAPITAL

A pipeline of economically viable mineable orebodies is essential to our business, as are the land, energy and water used in the mining and processing of ore.



Began year with:

- A Mineral Resource of 124.5Moz, of which 29.7Moz was classified as Ore Reserve
- 639,709ha of land under management
- Active greenfield and brownfield exploration programmes to identify potentially viable orebodies

During the year, we:

- Treated/milled 43Mt of ore
- Consumed 22.04PJ of energy
- Withdrew 33.12GL of water
- Exploration (brownfield and greenfield) spend of $217m
- Continued project to convert our Brazil tailing storage facilities (TSFs) to dry stacking at a cost of approximately $140m for 2021
- Approved a new Climate Change Strategy to address our energy consumption and greenhouse gas (GHG) emissions and started work on setting new GHG emissions targets for 2030

FINANCIAL CAPITAL

Access to cost-efficient capital funds to sustain our business and ensure future growth. Investment in the business aims to enhance performance and efficiency, to improve margins and sustainably extend operating lives. Main sources are operating cash flow, borrowings (bond and credit facilities), and equity.



Began year with:

- Total equity of $3.74bn
- Cash and cash equivalents of $1.33bn
- Adjusted net debt of $597m
- Undrawn credit facilities of $1.5bn
- Market capitalisation of $9.43bn

During the year:

- Generated $1.268bn in operating cash flow (2020: $1.545bn). The decline was mainly due to the reduced ounces of gold sold and higher operating costs, partially offset by the marginally higher gold price received, lower cash taxes, higher dividends received and favourable movements in working capital. See *CFO's report and outlook*
- Began implementation of a new Operating Model which is being introduced to create a foundation to ensure improved operating outcomes in 2022 and beyond
- Issued seven-year $750m bonds at lowest-ever coupon for AngloGold Ashanti of 3.375% per annum
- Successfully redeemed $750m of 5.125% per annum bonds scheduled to mature in 2022

Our capitals


Natural capital


Human capital


Manufactured capital


Financial capital


Social and relationship capital


Intellectual capital

Outcomes of our actions 2021 by year end

NATURAL CAPITAL

- Mineral Resource of 123.2Moz and Ore Reserve of 29.8Moz post depletion at year end
- Maiden Mineral Resource declared for Silicon in Nevada of 3.4Moz
- Agreed to acquire Corvus Gold (Corvus) to increase our position in the Beatty district of Southern Nevada. Corvus properties are adjacent to our own landholdings in the area (acquisition completed on 18 January 2022)
- 5 reportable environmental incidents (2020: 8)
- 639,709ha under management of which 812ha was newly disturbed and 165ha rehabilitated at the end of 2021

Energy and GHG emissions*
- Achieved an energy use intensity of 0.50GJ/t treated (2020: 0.37GJ/t treated)
- Recorded a GHG emissions intensity of 31kg CO_2/t treated (2020: 33kg CO_2/t treated)

Water*
- Achieved a water use intensity of 0.75kL/t treated (2020: 0.68kL/t treated)
- Re-used 67% of water (2020: 73%)

* Includes the impact of sold assets: West Wits, Mine Waste Solutions, Vaal River in South Africa and Sadiola in Mali

For further data, see *ESG and Sustainability Data Workbook*

FINANCIAL CAPITAL

Ended the year with:
- Robust balance sheet – strong liquidity of approximately $2.6bn, low leverage of 0.42 times adjusted net debt to adjusted EBITDA, and refinanced our longer-term debt through the redemption of the 2022 bonds
- Adjusted net debt of $765m, down 76% from its 2014 peak – without raising additional equity
- 58% lower finance costs since 2014
- Net cash position – cash and cash equivalents of $1.154bn
- Free cash inflow of $104m, down from $743m in 2020 [1]
- Adjusted EBITDA of $1.8bn, down from $2.47bn in 2020
- Capital expenditure of $1.1bn, up from $757m in 2020 [2]
- Headline earnings of $612m, down from $1,000m [1] in 2020
- Share price down by 7% in 2021, negatively impacting market capitalisation at 31 December 2021
- Since 1 September 2021, the share price has increased by 39%, compared with a 15% increase in the Market Vectors Gold Miners Exchange Traded Fund, making AngloGold Ashanti's one of the best-performing major gold shares over that period

[1] Includes discontinued operations
[2] Includes joint ventures

Outputs

Produced

2.5Moz of gold

3.5Moz of silver

173t of sulphuric acid

Revenue generated

$4.0bn

Mining waste generated as follows

44.1Mt of tailings deposited

219.0Mt of overburden and waste rock

21.0Mt of hazardous waste responsibly managed

Emissions generated

GHG emissions (CO_2e)
1,380Kt

Nitrous oxides (NOx)
4,968t

Sulphur dioxide (SO_2)
174t

OUR BUSINESS MODEL continued

Our capital inputs and related actions – 2021

HUMAN CAPITAL

Successful, profitable, sustainable operations rely on the skills, knowledge, productivity, motivation and well-being of employees.

Employees are the foundation of our business.



Began year with:

- Safety policy and functional support dedicated to zero harm and eliminating fatalities
- Experienced, diverse leadership and board
- Policy promoting equality, diversity and inclusivity
- Employee localisation a focus area – especially in the Africa region
- Motivational reward structures linked to strategic performance and delivery

During the year, we:

- Employed an average of 30,561 people, including 16,384 contractors (2020: excluding South African operations – 28,655 and 14,937 respectively)
- Revitalised safety strategy and introduced a related three-year work plan focused on leadership and people, processes, technology, innovation and risk management
- Embarked on design and implementation of new Operating Model, including organisational restructuring
- Spent $7m on critical skills training and development
- Supported national COVID-19 vaccination initiatives

MANUFACTURED CAPITAL

The efficient extraction and processing of gold-bearing ore requires well-maintained mining infrastructure, plant, machinery and equipment.



Began year with:

- Ten mining operations – with accompanying infrastructure, gold processing plants and equipment, and four growth projects in development (Obuasi, Gramalote, Quebradona, Beatty District in Nevada)
- Tangible assets, right of use assets and intangible assets with a book value of $3.157bn
- Relevant exploration and mining rights, permits and licences

During the year, we:

- Incurred total cash costs of $2.3bn
- Spent $778m* on sustaining operations and enhancing performance (sustaining capital)
- Implemented new Operating Model to streamline and empower our operations to enable them to deliver consistently and safely on plans
- Progressed growth projects

For details on materials consumed – such as cyanide, diesel, explosives, acids and alkalis, among other items – in the course of our mining and processing activities, see *ESG and Sustainability Data Workbook 2021*

* Includes joint venture

Outcomes of our actions 2021 by year end

HUMAN CAPITAL

Workforce

- Restructuring related to new Operating Model resulted in a reduction in central function roles of 215 people
- Restructuring across the group's business units will be completed during 2022

Diversity and training

- In 2021, women made up:
  - 12.3%* of total workforce (2020: 12.6%)
  - 36% of board members (2020: 44%)
  - 33% of executive management (2020: 33%)

** 12.3% reflects only employees on payroll*

Employee relations

- Maintained strong employee relations – no industrial action

Safety and health

- 2 fatalities (2020: 6 (includes South Africa))
- Overall improved health performance
- Excluding South Africa, safety performance regressed, though injury rates remain well below the ICMM peer average; severity of injuries also continues to decline
- Around 85% of workforce fully vaccinated (excluding boosters) by end 2021 – this has greatly supported the process to normalise operations

MANUFACTURED CAPITAL

- At 31 December 2021, tangible assets, right of use assets and intangible assets with a book value of $3.757bn

Projects

Obuasi:

- Phase 2 construction complete
- Phase 3 underway
- Ramping up to 4,000tpd and an annual rate of gold production of 320,000oz to 340,000oz in the fourth quarter of 2022

Colombian projects:

Quebradona, an attractive long-life, high-grade, low-cost project, will introduce copper production into the portfolio. Colombia's environmental agency 'archived' our environmental licence application for Quebradona, meaning that it declined to approve or deny the appreciation. AngloGold Ashanti has filed an appeal to secure further details on specific information the agency requires. The aim is to prepare, submit and process a new environmental licence request for Quebradona in due course. Gramalote is a joint operation with B2Gold. The final feasibility study for the Gramalote project is expected to be delivered this year

North American project:

Aim of the Corvus acquisition is to use this combined portfolio of Nevada assets (along with our own emerging resource base in the region) to establish a low-cost, long-life production base over the medium term in the Beatty District



Cerro Vanguardia, Argentina

OUR BUSINESS MODEL continued

Our capital inputs and related actions – 2021

SOCIAL AND RELATIONSHIP CAPITAL



Honest, constructive stakeholder relations aid understanding of stakeholder needs and expectations, underpinning our licence to operate. All stakeholder engagement is guided by our values and Code of Ethics.

Began year with:

- Dedicated community engagement structures to foster strong relationships based on trust
- A reliable, cost-focused and representative supplier database, aligned with our Supplier Code of Conduct, prioritising local suppliers
- Community grievance mechanisms in place across our operations
- Commitment to share value and socio-economic benefits of our mining activities

During the year, we:

- provided informative, transparent, regular and reliable disclosure to all key stakeholders
- maintained constructive relationships with government and regulators
- invested $18.1m[1] in community projects to promote resilient socio-economic development

* Excludes joint venture

INTELLECTUAL CAPITAL



Strong governance framework, organisational systems and procedures – underpinned by technological innovation to optimise system and process efficiencies, and outcomes – essential to delivery on our vision, mission and strategy.

Began year with:

- Integrated, focused strategy supported by sound management systems and a robust corporate governance framework encompassing effective risk management
- A values-driven culture that is guided by *Our Code*
- The necessary policies are in place to ensure responsible environmental stewardship and consumption, and responsible corporate citizenship
- A solid brand and reputation

During the year, we:

- conducted *Project Thrive* aimed at restructuring and streamlining our organisation to bring about significant efficiency improvements and ensuring its long-term success, which occurred hand-in-hand with the roll-out of the new Operating Model
- conducted a company-wide culture survey as first step in the initiative to refresh organisational culture and values
- progressed digital transformation roadmap – defined the initiatives to be implemented and advanced to feasibility stage. These initiatives are grouped as follows:

  - Digital supply chain
  - Intelligent planning and engineering
  - Digital mining operations
  - Connected assets
  - Next generation safety and sustainability

The expected benefits from the roadmap are: improved operational efficiencies; greater agility; improved recoveries; greater staff engagement; reduced costs; and improved safety. Investment to progress the initiatives to feasibility amounted to around $200,000 and entailed:

- Adopting the Control Objectives for Information and Related Technology (COBIT) framework to improve IT governance. This assisted in meeting regulatory compliance, risk management and aligning the IT strategy with the organisation's overall goals
- Adopting several new processes while the maturity of several existing processes increased to level 4 maturity to further strengthen governance
- Aligning board reporting with King IV principles for good governance

Outcomes of our actions 2021 by year end

SOCIAL AND RELATIONSHIP CAPITAL

Shareholders and investors

- Maintained investor confidence by delivering on strategic objectives and targets, solid financial performance and consistent, regular targeted engagement

Governments and regulators

- Constructive relations maintained by regular, reliable engagement, regulatory compliance and responsible citizenship
- Regulatory compliance – no material fines received for non-compliance

Communities

- Overall positive community relationships were boosted by active engagement and provision of local employment and procurement opportunities, infrastructure and services
- Community partnerships and relations strengthened by collaborative efforts to combat COVID-19
- 447 community complaints received, of which 48 remained unresolved at year end
- No human rights violations reported for fourth consecutive year

INTELLECTUAL CAPITAL

- Maintained our focus on a robust governance framework, organisational systems and procedures, underpinned by integrating all sustainability systems and processes through our Integrated Sustainability Information Management System (iSIMS). The systems implementation began during the year to increase efficiencies and improve outcomes which are essential to delivering on our strategy, aligned to the new Operating Model
- New Climate Change Strategy developed to enhance proactivity and transparency in mitigating current and future climate risks; measures being taken to strengthen the climate resilience of our business

- Results of the culture survey are being analysed and will be used to guide learnings on how to improve engagement and collaboration with one another in pursuit of our strategic goals
- Committed to a target of net zero Scope 1 and 2 GHG emissions by 2050, and, in partnership with our value chain partners, to set Scope 3 GHG emissions reduction targets, if not by the end of 2023, as soon as possible thereafter



Cerro Vanguardia, Argentina



As ever, AngloGold Ashanti's values will continue to be a lodestar in dictating our actions and our interventions – not only in response to COVID-19 and its aftermath, but in every aspect of how we do business.

Maria Ramos
Chairperson

CHAIRPERSON'S
LETTER

Dear Stakeholders,

The terrible invasion of Ukraine by Russia, the continuing presence of COVID-19, worldwide inflation and the risk of stagflation, present a complex environment that we must continue to navigate.

With over two million refugees, countless civilian casualties and many millions internally displaced, it is hard to quantify the social, humanitarian and economic costs inflicted on the people of Ukraine. The early estimates of economic costs are huge. The impact on global supply chains from the conflict will become clearer over time.

Fragile recovery

In January 2022, the *IMF's World Economic Outlook Report* pointed to rising COVID-19 caseloads due to the Omicron variant, along with mobility restrictions and rising inflation, all signalling a 'disrupted recovery' in the global economy. This will be compounded by the Ukraine conflict and the impact on energy prices as countries reassess energy dependency and contemplate the shift to other markets.

In the immediate aftermath of the invasion, commodity prices soared to levels not seen in years, or in some cases, ever. Gold has been a beneficiary, touching near-record levels of $2,060/oz in early March 2022. Prices for oil, copper and aluminium spiked. So, too, did prices of commodities such as wheat and corn.

Inflation, which was already a concern at the end of 2021, is forecast to increase further, posing a more material risk for the global economy and our business. Commodity shortages and the subsequent second and third-order effects of rising prices, are likely to have far reaching consequences such as food shortages and hunger in many parts of the world.

COVID-19

The direct toll of COVID-19 has been staggering, with almost six million deaths reported from more than 400 million cases. The true number is likely far higher.

In addition to high levels of absenteeism caused by illness and quarantine requirements, border closures and travel bans changed normal patterns of labour mobility.

In Western Australia, with some of the world's toughest restrictions, mining skills became harder to find as out-of-state workers were shut out by a hard border shutdown. Iron ore producers in Australia and Brazil, cash flush from a run of record prices, paid premiums to attract scarce skills. As with many of our gold-producing peers, the resultant wage inflation eroded margins and the vacancies hurt efficiency.

Mining was not the only sector affected by changing labour trends and rising input costs. Global supply chains experienced a range of challenges which caused delays and added to inflationary pressures.

A resilient organisation in transformation

These exogenous shocks and our difficulties dealing with many of the disruptions they brought last year highlighted the need for a more competitive, agile and resilient business.

Our new CEO, Alberto Calderon, who joined in September 2021, has introduced a new Operating Model designed to achieve just that – a more agile and robust organisation, better able to deal with an increasingly unpredictable operating landscape.

This new Operating Model, detailed elsewhere in this report, greatly simplifies the organisational structure, eliminates duplication, ensures the operating mines are appropriately resourced, and ensures clear accountability for the safe and responsible delivery of our commitments. The board strongly endorses these objectives.

As ever, AngloGold Ashanti's values will continue to be a lodestar in dictating our actions and our interventions – not only in response to COVID-19 and its aftermath, but in every aspect of how we do business.

Gold market

We've seen gold fulfilling its role as a haven in times of uncertainty and inflation. The ongoing conflict and negative real interest rates are also supportive for gold.

Notwithstanding this positive sentiment in the gold price, it remains a time for disciplined capital allocation. Tight cost management and overall efficiency improvement are key areas of emphasis for the board and the executive, given the inflationary pressures already evidenced in the business.

Leadership

We are pleased to have someone of Alberto's calibre and experience to lead the business through the next phase of our development. The board is fully supportive of the strategy, including the redesign and implementation of the new Operating Model, which creates a foundation for ensuring operating excellence.

Chief Financial Officer Christine Ramon has chosen to take early retirement in June of this year, and a thorough process to find and appoint her replacement has begun. I extend the thanks of the board to Christine for her exemplary service to the Company, including her stewardship through a challenging environment during the year she served as Interim Chief Executive Officer. Similarly, Ian Kramer was exemplary in his role as Interim Chief Financial Officer.

Other changes to the leadership team, detailed in the Remuneration Committee Chairperson's letter to shareholders, have deepened the experience of the Company's executive as it works to close the valuation gap with our peers.

The board welcomed Scott Lawson as its newest non-executive director on 1 December 2021. Scott was Executive Vice President and Chief Integration Officer for Newmont Corporation until January 2020. Prior to this, he served as Executive Vice President and Chief Technology Officer and in other senior technical roles at Newmont and Rio Tinto over more than 30 years. His depth and breadth of technical experience will add significant value to our business.

Business performance

The most serious setback during the past year was the sill-pillar failure at Obuasi, in May 2021, which caused a fatality and led us to voluntarily suspend underground production for the remainder of the year while remedial actions were undertaken.

Daniel Nuertey-Kwao Quaynortey died in that incident, while a fall-of-ground in February 2021 at our Serra Grande mine in Brazil claimed the life of Carlos Machado Barbosa. I offer my sincerest condolences to their families and loved ones and offer my assurance that concrete steps have been taken to improve safety and eliminate injuries from our mine sites. There is no higher priority.

The stoppage at Obuasi compounded a series of challenges experienced elsewhere in the business during the year. In addition to skilled labour shortages and rising inflation, COVID-19 affected production and costs, while a complex and expensive investment in converting our TSFs in Brazil to dry-stacking facilities also contributed to lower production and narrower margins.

Although these operating and cost disappointments led to a revision of guidance in August 2021, our mines staged a recovery in the second half of the year. The business ended the year generating a cash surplus of $104m after more than replacing the Ore Reserve, self-funding a significant reinvestment programme and funding 2021's final dividend declaration. A total dividend of 20 US cents a share was declared for 2021, in line with our policy. The balance sheet remains robust.

Environment, social and governance

The board and our leadership are focused on continued improvement in our ESG performance. While significant progress was made across a broad front this year, we realise much remains to be done, including to reach the board's own targets on diversity and inclusion.

The approval of our Climate Change Strategy in November 2021 was an important milestone. So, too, was the publication in December 2021 of our first Climate Change Report, aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures, and which details our approach to dealing with the impacts of a changing climate on our business.

Notwithstanding the 69% reduction in absolute greenhouse gas emissions since we first set targets with 2007 as the baseline year, we are focused on ensuring further improvements. A new decarbonisation target for 2030 is in the works which will provide a key milestone to meeting our commitment of reaching net zero Scope 1 and 2 emissions by 2050.

Host community expectations will continue to grow as the pandemic lingers and commodity prices rise. We will remain in a constructive dialogue with these stakeholders to better understand their expectations and how we can help in meeting them.

Our contributions to communities stem not only from our vibrant programme of direct corporate social investments, but also from ensuring we have a robust, profitable business that pays taxes, buys local goods and employs nationals in our host countries. Our *Economic value-added statement* provides useful detail on how we measure up in each of these areas.

Looking to the future

As we look toward 2022 and beyond, we expect to see the benefits of the changes in leadership and operational improvement efforts. We are confident that Obuasi will demonstrate its qualities as a Tier One asset as we continue to ramp up and complete the last phase of the expansion project. We see new opportunities arising at our Nevada assets to build an additional operational pillar in a proven jurisdiction.

Thanks

I extend my personal thanks to my fellow directors for their ongoing guidance and commitment throughout the year. On behalf of the board, I would like to express gratitude to all stakeholders for their ongoing support, and to every member of the AngloGold Ashanti team for their efforts and sacrifice during a difficult year. We are clear-eyed in viewing the task ahead of us, which is to improve our operating performance and to maintain the very highest levels of safety and ethics as we work to deliver on our commitments to all stakeholders.

Maria Ramos
Chairperson
29 March 2022

CORPORATE GOVERNANCE

AngloGold Ashanti's board is guided by its commitment to ensuring that sound governance principles and practices are embedded at all levels of the Company.

These underpin value creation and the long-term sustainability of our business and are crucial to the achievement of our business objectives and delivering on our strategy. AngloGold Ashanti's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics, and are supported by our values-driven culture and Code of Business Principles and Ethics (Our Code).

Our Code is the defining document for AngloGold Ashanti's values and ethics and, in addition to applicable laws, regulations, standards and contractual obligations, guides our business

decisions in the countries in which we operate. Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines.

In 2021, AngloGold Ashanti reviewed its application of the King IV principles – ethical culture, good performance, effective control and legitimacy – and is satisfied that the Company has adopted these principles and the recommended practices. A statement on our application of these principles is available online at *www.anglogoldashanti.com*.

Board composition

The board ensures AngloGold Ashanti is a responsible corporate citizen by delivering on financial performance and pursuing

AngloGold Ashanti's board of directors



INDEPENDENT NON-EXECUTIVE DIRECTORS				
Maria Ramos (63)	**Rhidwaan Gasant (62)**	**Kojo Busia (59)**	**Alan Ferguson (64)**	**Albert Garner (66)**
Independent Non-Executive Chairperson	Lead Independent Director	Independent Non-Executive Director	Independent Non-Executive Director	Independent Non-Executive Director
MSc, BCom (Hons), Banker Diploma, Certified Associate of the Institute of Bankers (SA)	*BCompt (Hons), CA(SA), ACIMA, Executive Development Programme*	*PhD, MA, BA*	*BSc, (Accountancy and Business Economics), CA (Scotland)*	*BSE (Aerospace and Mechanical Sciences)*
Appointed: 1 June 2019 and as Chairperson on 5 December 2020	**Appointed:** 12 August 2010	**Appointed:** 1 August 2020	**Appointed:** 1 October 2018	**Appointed:** 1 January 2015
External appointments: Non-executive director on the boards of Compagnie Fin Richemont, Standard Chartered PLC and Standard Chartered Bank.	**External appointments:** Chairperson of Growthpoint Properties Ltd and a non-executive director on the board of V and A Waterfront Holdings (Pty) Ltd and three other companies within its group. Also serves as a non-executive director on the board of MTN Nigeria Communications PLC.	**External appointments:** Non-executive director on the board of AMV Resources Partners.	**External appointments:** Interim chairperson, senior independent director and chair of the audit committee at Marshall Motors Holdings. Also a non-executive director and chair of the audit committee at Harbour Energy.	**External appointments:** Managing director and vice chair of Investment Banking at Lazard.

Detailed CVs of directors are available on the corporate website, *www.anglogoldashanti.com*

environment, social and governance (ESG) principles, striving to enhance the economic life of the communities in which we operate and endeavouring to protect and minimise harm to the environment.

At AngloGold Ashanti climate change is a board-level governance issue. The board recognises the impacts of climate change that could exacerbate existing mining-related risks and the effect on ecosystems, communities and employees. Given the gravity of climate change, the board has approved a new Climate Change Strategy which informed the Company's inaugural Climate Change Report which is aligned to the recommendations of the Task Force on Climate-related Financial Disclosures.

AngloGold Ashanti is governed by a unitary board of directors, which at year-end consisted of eleven directors – nine independent non-executive directors and two executive directors. The board acts with independence and its members have the appropriate competencies and experience to execute their fiduciary duties.

The board appoints new directors on the recommendation of the Nominations and Governance Committee, which conducts rigorous credential assessments of each potential candidate. Several factors including relevant legislative requirements, best practice, the candidate's qualifications and skills and the requirements of AngloGold Ashanti's Directors' Fit and Proper Standards are considered in appointing new board members. Their appointments are subject to shareholder approval at the annual general meeting following their appointment by the board.



				EXECUTIVE DIRECTORS	
Nelisiwe Magubane (56)	**Maria Richter (67)**	**Scott Lawson (60)**	**Jochen Tilk (58)**	**Alberto Calderon (62)**	**Christine Ramon (54)**
Independent Non-Executive Director	Independent Non-Executive Director	Independent Non-Executive Director	Independent Non-Executive Director	Chief Executive Officer and Executive Director	Chief Financial Officer and Executive Director
Pr.Eng, BSc, MBA	*BA, Juris Doctor*	*BSc (Civil Engineering), MBA*	*Bachelors Mining Engineering, Masters Mining Engineering*	*PhD, MPhil, MA, Juris Doctor, BA*	*BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)*
Appointed: 1 January 2020	**Appointed:** 1 January 2015	**Appointed:** 1 December 2021	**Appointed:** 1 January 2019	**Appointed:** 1 September 2021	**Appointed:** 1 October 2014
External appointments: Chairperson of Matleng Energy Solutions and the Strategic Fuel Fund, a subsidiary of the Central Energy Fund.	**External appointments:** Non-executive director on the boards of Rexel Group and Bessemer Trust.	**External appointments:** None.	**External appointments:** Non-executive director of Emera Inc.	**External appointments:** Non-executive director of the International Council on Mining and Metals.	**External appointments:** Non-executive director of Melanani Investments (Pty) Ltd and Melanani Women Investments (Pty) Ltd. Also a member of the Presidential State-Owned Enterprise Council, a director of AngloGold Ashanti Holdings plc and alternate director at the World Gold Council.

CORPORATE GOVERNANCE continued

Board of directors		INDEPENDENT NON-EXECUTIVE DIRECTORS				
		Maria Ramos	Rhidwaan Gasant	Kojo Busia	Alan Ferguson	
Nationality		🇿🇦	🇿🇦	🇬🇭	🇬🇧	
Board expertise	**Collective expertise (%)**					
Board experience	91	•	•	•	•	
Leadership experience	100	•	•	•	•	
Strategy development	100	•	•	•	•	
Environment, health and safety	55	•		•		
Mining/engineering	36				•	
Financial acumen/accounting	64	•	•		•	
Corporate governance/legal	82	•	•	•	•	
Risk management	100	•	•	•	•	
Technology and innovation	36	•	•			
Human resources/labour	45	•	•			
Board committees	**C – Committee chair**					
Audit and Risk			•		C	
Social, Ethics and Sustainability		•		C		
Remuneration and Human Resources			•		•	
Nominations and Governance		C	•	•	•	
Investment			•	•		

Pursuant to our memorandum of incorporation, one-third of directors are required to retire at each annual general meeting and, if eligible and available for re-election, are put forward for re-election by shareholders. The directors due to retire at the forthcoming annual general meeting are Maria Ramos, Maria Richter and Nelisiwe Magubane. They are all eligible and have offered themselves for re-election. Alberto Calderon and Scott Lawson, who were appointed since the last annual general meeting, will be standing for election as directors of the board. See the *<NOM>*.

Independence of directors and conflicts of interest

In determining director independence, we are guided by King IV, the Companies Act, the JSE Listings Requirements, the NYSE independence rules and our internal policy on independence, as well as by best practice. For 2021, all non-executive directors were assessed as being independent in terms of mind, character and judgement.

Directors are required to declare their interests annually and to disclose any conflicts of interest, and when they arise, to determine the extent to which the conflict may impact the performance of their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the board. A Declaration of Interest form is maintained by the company secretary and any new interest or potential conflict is declared at each meeting.

Tenure



Non-executive directors: Time on board

Average tenure of non-executive directors: **4.4 years**

	Albert Garner	Scott Lawson	Nelisiwe Magubane	Maria Richter	Jochen Tilk	EXECUTIVE DIRECTORS Alberto Calderon	Christine Ramon
	🇺🇸	🇺🇸	🇿🇦	🇺🇸 🇵🇦	🇨🇦	🇨🇴	🇿🇦
	•		•	•	•	•	•
	•	•	•	•	•	•	•
	•	•	•	•	•	•	•
		•	•		•		
		•	•		•		
	•			•	•	•	•
	•		•	•	•	•	
	•	•		•	•	•	•
		•				•	
			•	•		•	
			•	•	•		
		•			•		
	•			C			
				•	•		
	•	•			C		•

Board diversity

AngloGold Ashanti recognises the benefits of promoting broader diversity at board level, including diversity of gender, race and ethnicity, culture, age, field of knowledge, skills and experience, and geography. These attributes are considered in determining the optimal composition of the board as well as succession planning, and when possible will be balanced appropriately for the board to be effective as a whole.

For AngloGold Ashanti to leverage the benefits of a globally diverse board, the board introduced a racial diversity target of 50% black representation (including African, Indian, Coloured and other foreign black nationals) on the board. In addition, to promote gender diversity, a target of at least 40% female board members was established.

In 2021, female representation on the board declined from 44% (2020) to 36% and black representation and historically disadvantaged individuals (HDIs) declined from 44% (2020) to 36%. The board recognises that much remains to be done to reach its diversity targets.

Promoting diversity at board level



GENDER DIVERSITY (Target 40% female)
- Female: **36%** (2020: 44%)
- Male: **64%** (2020: 56%)

RACIAL DIVERSITY (Target 50% Black)
- Black: **36%** (2020: 44%)
- Other: **64%** (2020: 56%)

GEOGRAPHICAL DIVERSITY
- South African: **36%** (2020: 44%)
- Other nationalities: **64%** (2020: 56%)

AGE DIVERSITY
- Between 50 and 59: **36%** (2020: 44%)
- Between 60 and 69: **64%** (2020: 56%)

Average age: 62 years (2020: 60 years)

CORPORATE GOVERNANCE continued

Directors' dealings in shares and closed periods

In accordance with statutory and regulatory requirements, directors, prescribed officers and any restricted employees may not deal directly or indirectly in the securities of the Company during specific closed or prohibited periods. All directors and the company secretary require prior approval from the Chairperson to deal in the Company's securities.

The Chairperson of the board must obtain written approval from the lead independent director, or in his/her absence, the chairperson of the Audit and Risk Committee. The company secretary retains a record of all such share dealings. For prescribed officers written approval must be obtained from the Chief Executive Officer (CEO) before dealing in AngloGold Ashanti securities.

Directors' time commitments and external appointments

The board appreciates the benefits that wider boardroom exposure provides for directors. However, the number of external appointments undertaken by a director is monitored to ensure that adequate time is committed to AngloGold Ashanti, and the effective discharge of the director's duties and responsibilities, as well as to align with shareholder advisory companies' guidelines on overboarding. When making new appointments the board takes account of other demands on a potential director's time and, prior to appointment, significant commitments are required to be disclosed with an indication of the time involved.

For existing directors, additional external appointments must not be undertaken without prior approval of the Chairperson of the board to ensure that directors have sufficient time to dedicate to the affairs of the Company. Additional directorships for the Chairperson are subject to approval by the lead independent director.

Details of the directors' external appointments can be found on pages 16 and 17.

Non-executive directors' minimum shareholding requirements

The board recently approved a minimum shareholding policy for non-executive directors, in order to strengthen the alignment between the interests of non-executive directors and those of AngloGold Ashanti's shareholders and to ensure long-term sustainable decision making.

Non-executive directors are required to acquire and hold a minimum shareholding in AngloGold Ashanti shares, equivalent to 150% of their annual base fee within 4 years of the effective date of the policy, namely February 2022, for existing non-executive directors, and from the effective date of appointment for new non-executive directors. However, a non-executive director may not hold shares in AngloGold Ashanti which are material to his/her personal wealth, as this may adversely impact the non-executive director's independence.

Executive directors

Alberto Calderon was appointed as CEO with effect from 1 September 2021, at which point Christine Ramon, who had been the Interim CEO from 1 September 2020, resumed her role as chief financial officer (CFO) and Ian Kramer, the Interim CFO, resumed his role as Senior Vice President: Group Finance.

The Company has subsequently announced that Christine Ramon has elected to take early retirement from her role as CFO at the end of June 2022. A process to identify a new CFO has commenced, with a view to enabling a smooth transition to a successor.

As required by the JSE Listings Requirements, the Audit and Risk Committee annually considers and expresses its satisfaction at the level of expertise and experience of the CFO. The Audit and Risk Committee concluded that Christine Ramon, together with other members of the financial management team, had the appropriate expertise and experience to manage the Group's financial affairs during 2021, as detailed in the CFO's review and Audit and Risk Committee chairperson's report, which are included in the <AFS>.



Geita, Tanzania

Board and committee structure and delegation of authority

AngloGold Ashanti board

The overriding role of the board is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management. The board is supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. This process of formal delegation involves documented and approved terms of reference, which are reviewed annually, or more often when required.

Audit and Risk Committee

- Oversees the integrity of our financial reporting, the existence of proper internal controls, the integrity of the <IR> and <AFS>, and of our risk management processes
- Assesses AngloGold Ashanti's continuing ability to operate as a going concern, assists the board with oversight of IT governance, risk management and the Group ethics and regulatory compliance programme
- Ensures the Company has qualified independent external auditors and internal auditors

More detailed information on the committee's achievements is available in the <AFS>

Social, Ethics and Sustainability Committee

- Key responsibility is to assist the board in monitoring matters relating to safety, health, the environment and ethical conduct, and to ensure that AngloGold Ashanti develops and behaves as a responsible corporate citizen
- Ensures that our sustainability strategy positions AngloGold Ashanti as a leader in mining and that sustainability objectives are effectively integrated into the business
- Oversees the integrity of and approves the <SR>

More information on the work done during the year by the committee is available in the <SR>

Remuneration and Human Resources Committee

- Assists the board in ensuring that AngloGold Ashanti remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term
- Reviews, oversees and, where appropriate, approves human resources group policies and strategies aimed at creating and sustaining the technical and managerial excellence required to support the attainment of the Company's global objectives and achieve a globally competitive workforce

More information on the achievements of the committee is available in the *Remuneration and Human Resources Committee chairperson's report*

Nominations and Governance Committee

- Assists the board in the implementation of programmes to ensure that the board's composition and size is appropriate at all times, oversees the annual evaluation of the board and its committees, as well as the independence assessment and qualification and competence of the company secretary
- Considers the extent to which the general corporate governance mechanisms and frameworks of the Company are appropriate and effective, and makes appropriate recommendations to the board
- Develops processes to identify, assess and recommend board candidates for appointment as executive and non-executive directors, including the Chairperson and CEO, as well as the company secretary, and at the same time considers succession planning for the board

Investment Committee

- Assesses individual capital projects and investment and divestment opportunities to ensure that they are in accordance with AngloGold Ashanti's primary mission to create sustained shareholder value in the long term
- Ensures that project and investment evaluation guidelines, including appropriate strategic, operational, financial, technical and sustainability guidelines and other procedures for the allocation of capital, are consistently and properly applied
- Oversees the integrity of and approves the <R&R>

The latest approved board charter and committees' terms of references, containing detailed information regarding their respective responsibilities and mandates, are available *online*.

Executive Committee

As CEO, Alberto Calderon is responsible for the execution of AngloGold Ashanti's strategy and reports to the board. He chairs the executive committee that is responsible for the day-to-day management of the Group's affairs. The committee's work is supported by country and regional management teams as well as by Group corporate functions.

See *Governance* on **www.anglogoldashanti.com**

CORPORATE GOVERNANCE continued

Board and committee meeting attendance

Directors' attendance at board and committee meetings during 2021 was as follows:

	Board [8]	Audit and Risk	Investment	Remuneration and Human Resources [9]	Social, Ethics and Sustainability	Nominations and Governance [10]	Special Committee [11]
Number of meetings in 2021	**14**	**6**	**6**	**11**	**6**	**20**	**2**
MDC Ramos [1]	14	n/a	n/a	2	6	20	2
KOF Busia [7]	13	n/a	6	n/a	6	19	n/a
A Calderon [2]	5	n/a	n/a	n/a	n/a	n/a	n/a
AM Ferguson	14	6	n/a	11	n/a	19	n/a
AH Garner	14	n/a	6	11	n/a	n/a	2
R Gasant [3] [7]	13	5	5	8	n/a	20	2
SP Lawson [4]	0	n/a	1	n/a	0	n/a	n/a
NVB Magubane [5]	14	3	n/a	n/a	6	n/a	n/a
KC Ramon [6]	13	n/a	6	n/a	n/a	n/a	n/a
MC Richter	14	6	n/a	11	n/a	19	n/a
JE Tilk	14	6	6	n/a	6	20	2

[1] MDC Ramos stepped down from the Remuneration and Human Resources Committee on 18 February 2021.

[2] A Calderon was appointed to the board on 1 September 2021.

[3] R Gasant was appointed to the Remuneration and Human Resources Committee on 18 February 2021.

[4] SP Lawson was appointed to the board with effect from 1 December 2021.

[5] NVB Magubane was appointed to the Audit and Risk Committee with effect from 4 May 2021.

[6] KC Ramon had a conflict of interest in respect of the matter being discussed and therefore recused herself from one board meeting.

[7] A number of special board meetings were held during the year, impacting the ability of our directors to attend all meetings. All directors who were unable to attend received accompanying material and had opportunities to provide comment.

[8] During 2021 the board held five scheduled meetings and nine special meetings.

[9] The Remuneration and Human Resources Committee held four scheduled meetings and seven special meetings in respect of the appointment of leadership roles.

[10] During 2021 the Nominations and Governance Committee held four scheduled meetings and 16 special meetings in respect of the recruitment of a CEO and non-executive director.

[11] The Special Committee was established in 2020 to provide oversight for various aspects of the Company's strategy.

Board and committee performance evaluations

Unless determined otherwise by the board, an evaluation of the board, its committees, the Chairperson and individual directors shall be carried out at least every two years, and every alternate year, an opportunity is provided for consideration, reflection and discussion by the board of its performance and that of its committees, the chairperson and its members.

The evaluation of the performance and effectiveness of the board and its committees was internally assessed for the 2021 year.

The evaluation indicated a pleasing improvement in the overall effectiveness of the board from 76% in 2020 to 81% in 2021, illustrating a high degree of alignment between governance structures and best practice. Of the areas evaluated, the strongest performance was found in the board's responsibility for the governance of ethics and establishment of an ethical culture within AngloGold Ashanti. Importantly, members of the board, individually and collectively, are considered to cultivate and exhibit, integrity, competence, responsibility, accountability, fairness and transparency in their conduct.

The board's arrangements for delegation within its governance structures positively promotes independent judgement and assists with the balance of power and the effective discharge of the board's duties. In addition, the board effectively ensures that the Company remunerates employees fairly, responsibly and transparently so as to promote the achievement of strategic objectives. The evaluation also revealed that the board has a profound appreciation of the requirement for a stakeholder-inclusive approach that balances the needs, interests and expectations of stakeholders.

Areas observed as requiring further attention included the continuous oversight of the advancement of strategic and operational performance, and while recent appointments have further facilitated the board's effectiveness, consideration should continue to be given to the enhancement of skills and experience on the board.

Subsequent to considering the results of the evaluation, the board introduced action plans to address areas that require further attention.

Internal evaluation process



1. Nominations and Governance Committee agrees approach and reviews evaluation questionnaires
2. Questionnaires are completed by directors online
3. Company secretary prepares evaluation reports
4. Results are shared with the Chairperson of the board and committee chairs
5. Board and each committee discuss the results
6. Action plans for the board and each committee are developed based on the results. Progress against these plans will be monitored during 2022

Company secretary

The company secretary is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. The company secretary advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

The former Group company secretary, Lucy Mokoka, resigned from the Group with effect from 31 December 2021 and the board appointed Leeanne Goliath as Group company secretary with effect from 1 January 2022. Leeanne has experience as a company secretary and in corporate governance and securities and exchange regulatory requirements applicable in South Africa and other jurisdictions, gained during her tenure working in regulated and listed companies. Leeanne holds BCom and MBA degrees as well as certificates for the Management Advanced Programme and in Advanced Company Law. The board is of the view that Leeanne has the necessary expertise and experience to act in this role, in accordance with the JSE Listings Requirements.

Other governance practices

Legal, ethical and regulatory compliance

The Group's geographical spread makes its legal and regulatory environment diverse and complex. The board has oversight for ensuring that the Company complies with applicable laws and regulations, codes and standards, and has delegated this responsibility to the Audit and Risk Committee. Group Compliance plays an essential role in the management of designing and implementing appropriate compliance policies and procedures.

During 2021, Group Compliance continued with activities aimed at enhancing the Company's governance. Key among these activities were:

- Ongoing anti-bribery and anti-corruption induction training to all new employees. The training covers anti-bribery and anti-corruption, payments to government officials, gifts, hospitality and sponsorships, engagement of agents and intermediaries, conflicts of interest, reporting wrongdoing, and political donations and activities
- Tracking and monitoring compliance with laws and regulations, including self-certification processes and legal registers, by country
- AngloGold Ashanti continued to have a robust whistleblowing platform, administered by a third-party, to which all employees, directors, officers and external parties have access via hotlines, email and web facilities. Reporting is anonymous unless the reporter specifically nominates to disclose his or her identity. All concerns are carefully investigated, and feedback is provided through the third-party service partner to the person raising the concern. Whistleblowing results are communicated quarterly to the Audit and Risk Committee as well as the Social, Ethics and Sustainability Committee and to the Serious Concerns Committee, a management committee. Whistleblowing plays a key role in giving credence to the board's commitment to ethical leadership and responsible corporate citizenship















Compliance with laws and regulations	Fraud, bribery and corruption	Conflicts of interest	Gifts, hospitality and sponsorship	Responsible sourcing	Confidential reporting	Compliance risk assessments

CORPORATE GOVERNANCE continued

- Continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation such as the US Foreign Corrupt Practices Act, and that are adaptable at an operational level to enhance the effectiveness of the compliance framework
- Continued embedding of our responsible sourcing programme to align suppliers with our business ethics and values. Our supplier Code of Conduct encourages all our suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies, and safety procedures, policies and standards. Our approach with suppliers involves ensuring responsible environmental, social and governance practices are carried out by those we associate and/or do business with. Suppliers are assessed on their governance conduct in addition to their socio-economic behaviour
- Regular assessment of the automated registers for gifts, hospitality and sponsorship and conflicts of interest
- Business unit assessments for risks related to bribery and corruption, including virtual assessments as part of our combined assurance audit programme

External and internal standards and regulations

AngloGold Ashanti complies with legislative and regulatory requirements, including several external and voluntary industry and international standards and recommendations that are relevant to the business.

AngloGold Ashanti is a member of, and a signatory to, the:

- International Council on Mining and Metals (ICMM)
- Principles of the United Nations Global Compact (UNGC)
- Extractive Industries Transparency Initiative (EITI)
- United Nations Guiding Principles on Business and Human Rights
- Voluntary Principles on Security and Human Rights (VPSHR)
- World Gold Council's Conflict-Free Gold Standard and Responsible Gold Mining Principles
- International Cyanide Management Code
- Responsible Gold Mining Principles
- Sustainability Accounting Standard Board

We are committed to complying with the following standards:

- Universal Declaration on Human Rights
- International Bill of Human Rights

In addition, we have Group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are part, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.

In view of the growing climate crisis, AGA has issued its inaugural Climate Change Report in line with the guidelines and recommendations of the Task Force on Climate-related Financial Disclosures, reflecting its commitment to mitigating current and future climate risks.

By virtue of its securities being registered with the United States Securities and Exchange Commission (SEC), AngloGold Ashanti is also subject to the various securities laws applicable in the United States. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges on which the Company's shares or depositary receipts are listed. These are the Johannesburg, New York, Ghana and Australian stock exchanges.

Governance of supply chain management and procurement policies

Effective supply chain management, undertaken with integrity and in line with our values and governance principles, adds value to our business, by improving efficiency, relationships and reputation, ultimately, impacting our long-term sustainability. As a global company, responsible management of our supply chain is an increasingly important ethical and human rights consideration.

Responsible supply chain management has the potential to add value to communities, local governments and society as a whole, particularly in developing countries. We have adopted a cross-functional approach to supply chain management to ensure best practice, which includes complying with international human rights and labour standards and the economic participation of local stakeholders.

Tax strategy and tax management policy

Our tax strategy, which is aligned with our business strategy and its objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy while respecting the differing interests of all our stakeholders.

The principles governing the Group's tax strategy and policy are reviewed and approved by the board which, through the Audit and Risk Committee, monitors adherence to the policy.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards our sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

As a member of the EITI, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments in respect of our operations in those countries that have implemented the standard.

Our tax policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the board-approved tax strategy is applied.

The tax governance framework employs a combination of suitably skilled resources and internal processes, together with internal and external controls.

Our approach to transparency and tax

Our approach to tax is underpinned by the AngloGold Ashanti values, which include accountability for our actions and delivering on our commitments. We also value the communities and societies in which we operate and want them to be better off for AngloGold Ashanti having been there.

The principles set out below govern our global approach to tax:

- **Compliance:** We respect and comply with the legal framework of the countries in which we operate, meeting all our tax obligations on time. We comply with local and global rules with respect to transfer pricing and cross-border transactions.

- **Corporate citizenship:** We engage with tax authorities in the countries in which we operate in an open and fair manner. We support sustainable relationships in dealing with global tax authorities. We communicate with tax authorities to resolve uncertainties as soon as practical.

- **Transparency in our dealings with governments:** We are transparent with regard to the taxes paid to governments as we believe that this allows our stakeholders to understand the contribution which we make and the integrity of our tax systems.

- **Risk management and governance:** We are committed to strong governance. We identify, investigate, assess and report tax risks in terms of our global audit and risk framework. On a quarterly basis, we report on tax risks and uncertainties to the Audit and Risk Committee.

- **Business rationale:** We undertake our transactions against a test of their commercial rationale. We seek to manage our tax affairs in a manner that contributes to sustainable business performance and long-term shareholder value. Accordingly, we do not engage in aggressive tax planning.

- **We advocate fair tax treatment:** We engage in the tax reform processes of international tax rules and local tax rules in the jurisdictions in which we operate. This supports the principle that tax systems should be fair, certain, efficient and competitive in order to support growth, jobs and long-term sustainable tax contributions.



Sunrise Dam, Australia

OUR EXTERNAL OPERATING ENVIRONMENT

The environment in which AngloGold Ashanti operates is dynamic and often complex, with external factors beyond our control influencing delivery on our strategy and our ability to create value.

The COVID-19 pandemic, in its second full year, had direct and indirect impacts which created new and ongoing challenges in our operating environments and wider society. These included the more obvious direct impacts of increased absenteeism due to illness and quarantine requirements as new variants of the virus brought new infection peaks, but also increased shortages of critical skills in jurisdictions where travel and border restrictions shrunk the labour pool. These phenomena also disrupted global supply chains, exacerbating inflationary pressures, including for key goods and services used in our production processes. Societal implications of the pandemic remain significant, including heightened geopolitical tensions, ongoing uncertainty, increasing inequality and rising poverty, and strains on physical and mental well-being of employees, their families and communities.

Against this backdrop, investors increased the call for companies in which they invest to improve their own sustainability practices, governance and their contribution to society while reducing their impact on the environment.

Externally, AngloGold Ashanti was primarily affected by:

- COVID-19 pandemic
- Global geopolitics and macro-economics, including inflationary pressures amid labour shortages, supply chain disruptions and energy shortages
- Growing climate crisis and increasing pressure to decarbonise operations
- Uncertain and increasingly rigorous regulatory requirements
- Increasing stakeholder and societal expectations in respect of ESG performance and disclosures
- Pressure from international credit ratings

COVID-19 pandemic

Explanation and impact

The pandemic has had far-reaching social and economic impacts during its second year.

As governments rolled out measures to limit the spread of the virus, the normal running of operations was affected by illness, quarantine requirements, lockdowns and ever-changing travel restrictions, all of which continue to hamper economic growth in key sectors and erode societal norms.

Our response

- Actively worked to mitigate the impact of significant disruptions, operational or otherwise, due to COVID-19
- Supported host governments, NGOs and communities
- Established a cross-functional team to manage crisis response
- Implemented strict operating protocols at all operations
- Implemented site contingency plans under regular testing and review
- Halted non-essential travel and tighten approvals for essential travel
- Increased awareness, surveillance and screening
- Implemented strict quarantine and isolation protocols

Outlook

Although several vaccines have been approved in certain jurisdictions, vaccine demand will likely far outstrip supply for some time. Vaccine programmes are largely directed by governments and influenced by the regional availability of doses. We are actively monitoring the situation and have in place vaccine protocols and guidance aligned with host government policies.

We are committed to ethical and responsible sourcing of vaccines in a manner that does not disadvantage vulnerable and high-risk groups. We are working to ensure that our high-risk employees and their families are included in national priority lists and vaccination programmes. We are raising awareness of the safety and efficacy of vaccines among our workforce, and are using workplace policies to combat vaccine disinformation and hesitancy.

Related strategic focus areas

- Focus on people, safety and sustainability
- Optimise overhead, costs and capital expenditure



Global macro-economics and geopolitics, including inflationary pressures amid labour shortages, supply chain disruptions and energy shortages

Explanation and impact

Economic uncertainty and heightened geopolitical tensions impact several factors that can influence commodity prices, exchange rates, and interest rates. These factors, together with investor sentiment, influence the gold price, which in turn affects the financial results of our business.

The COVID-19 pandemic led to economic shutdowns around the world. The International Monetary Fund estimates that the global economy rebounded in 2021, with growth of 5.9% compared to a contraction of 3.5% in 2020.

Inflation, which reached 7% in the US at the end of 2021 – its highest level in almost two decades – remained a key risk amid increased economic stimulus since the onset of the pandemic, rising energy prices, and shortages of labour in key parts of the world's supply chain, among other things.

The gold price received averaged $1,796/oz in 2021, which, although high relative to the average price over the past decade, was little changed from the $1,778/oz the prior year. Continued price increases amid rising inflationary expectations were countered by expectations of rising interest rates as monetary authorities in the world's largest economies signalled their willingness to raise interest rates to check rising prices.

The unprovoked invasion of Ukraine by Russian forces in late February 2022 has caused enormous suffering and loss of life as well as significant disruption to financial and commodity markets. As of the time of completing this report, in late March 2022, prices for several hard and soft commodities had reached their highest levels in a decade or more, or in some cases had set records. Brent crude oil touched levels not seen since 2012, copper advanced to its highest level ever. Corn and wheat both soared to multi-year highs. Gold responded as it should in times of inflation and geopolitical stress, exceeding $2,000/oz in early March. While it is unclear whether these sudden price spikes will endure, the higher cost for basic commodities used in our host countries and communities, and as key production inputs, could impact our costs.

Our response

- Rigorously managed those variables in our control
- Started implementation of a new Operating Model during the fourth quarter of 2021 to reduce overhead costs, improve effectiveness by simplifying organisational structure and locating resources closer to each operation to ensure their delivery on-budget
- Renewed emphasis on our 'Operational Excellence' initiatives to optimise operating processes and reduce costs, while ensuring our workforce is fully engaged and appropriately skilled
- Continued investment in capital projects that will increase grade, lengthen mine lives and widen margins over the medium-to-long term
- Strengthened the balance sheet by reducing debt, increasing the tenor of borrowings and lowering the average interest rate
- Disciplined capital allocation for exploration projects to extend mine life and improve the quality of our portfolio

Outlook

A robust economic recovery in the US, Europe and China, coupled with severe complications in the global supply chain, has brought with it accelerating inflation and the prospect of rising interest rates. The pace at which the US Federal Reserve is prepared to raise interest rates to combat inflation will have a direct impact on gold prices in the year ahead. The focus of the business will be to lower costs and ensure profitability at lower gold prices.

Related strategic focus areas

- Improve portfolio quality
- Enhance financial flexibility
- Optimise overhead, costs and capital expenditure




Geita, Tanzania

OUR EXTERNAL OPERATING ENVIRONMENT
continued

Growing climate crisis and increasing pressure to decarbonise operations

Explanation and impact

Changing rainfall patterns, rising sea levels, higher temperatures, reduced supply of industrial and potable water and severe weather conditions caused by global climate change remain growing concerns for businesses, investors, broader society and governments. This has led to growing pressure to reduce greenhouse gas (GHG) emissions and to limit energy and water usage and to promote responsible practices in line with the Conference of the Parties (COP) on Climate Change, the Paris Agreement, the SDGs and other benchmarks.

Our response

- Maintained focus on improving ESG performance and developing a Climate Change Strategy for the business
- Concluded physical risk assessments covering different climate scenarios and issued our inaugural Climate Change Report in line with the guidelines and recommendations of the TCFD
- After meeting our initial climate targets in 2018, started detailed work on new 2030 GHG emissions targets
- Recommitted to net zero Scope 1 and 2 GHG emissions by 2050 and, in partnership with our value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter
- Climate Change Working Group continued its focus on the related strategy and transition processes, and will oversee implementation of the new Climate Change Strategy adopted in 2021
- Maintained compliance with our corporate frameworks, standards and guidelines, as well as external ones including the ICMM and the World Gold Council's Responsible Gold Mining Principles, among others

Outlook

Pressure from governments, investors and broader society to improve environmental stewardship and reduce GHG emissions is likely to intensify, both in absolute terms and in terms of consumption rates per tonne mined. This trend is being driven by national commitments under the Paris Agreement to limit average global temperature increases to less than 1.5 degrees Celsius by 2050. To achieve this, global emissions are projected to need reductions of 8-10% annually between 2020 and 2050. Work is ongoing to set new medium-term targets, and then to progress work toward charting a pathway to net zero Scope 1 and 2 GHG emissions by 2050. Our power mix already includes hydro-electric energy in the DRC and Brazil, while our planned Colombia projects will be largely hydro-powered. Our Australian operations, previously powered by diesel generators, presently use natural gas.

Related strategic focus areas

- Focus on people, safety and sustainability
- Improve portfolio quality
- Maintain long-term optionality





Tropicana, Australia

Uncertain and increasingly rigorous regulatory requirements

Explanation and impact

Regulatory certainty facilitates decision-making in relation to long-term investments in mining assets with lives spanning several decades. Regulatory changes relating to mining rights, the payment of taxes and royalties, and operating, closure and decommissioning requirements can impact investment returns.

More onerous regulations can result in an increased cost of compliance, which may be compounded by uncertainty in the understanding or application of legislation. This can affect the financial position of the business and its sustainability as well as relationships with government and regulators.

Our response

- Engaged constructively with governments, local stakeholder groups and regulators to optimise the shared value and benefits derived from the orebody among stakeholders
- Carefully monitored regulatory changes to ensure compliance and to facilitate long-term planning

Outlook

While we engage regularly with all governments and regulators, particular attention is given to negotiations with regulators in Colombia (on mining and environmental permitting), Tanzania (on taxation), Brazil (on evolving legislation on TSFs) and countries in Africa (Guinea, Tanzania and Ghana) that are considering legalising or formalising small-scale and artisanal mining. With respect to TSFs, we remain committed to implementing the Global Industry Standard on Tailings Management, and the conversion of our TSFs in Brazil to dry-stacking is well advanced. We engage with host governments and monitor and evaluate actual or anticipated regulatory changes, for timely implementation and compliance.

Related strategic focus areas

- Focus on people, safety and sustainability
- Enhance financial flexibility
- Maintain long-term optionality

  

Increasing stakeholder and societal expectations in respect of ESG performance and disclosures

Explanation and impact

Companies, particularly those in the extractive industries, face increased scrutiny worldwide from an array of stakeholders:

- Providers of capital and ratings agencies have increasing expectations relating to financial, operating and ESG performance
- Governments' expectations relate to contributions to the fiscus and to national and local economies, as well as partnerships to facilitate service delivery and social and economic development
- Communities' expectations relate to socio-economic benefits – local employment and procurement opportunities, and the provision of infrastructure, healthcare and education

Our response

- Engaged constructively with stakeholders to better understand their requirements, to consistently manage their expectations, and to secure and maintain our social licence to operate
- Delivered on related strategic objectives and commitments
- Ensured responsible corporate citizenship, in line with our values
- Maintained and improved our ESG performance – set targets and transparently reported progress made in meeting these targets
- Created shared value for communities in host countries – through employment and procurement opportunities, and by investing in socio-economic initiatives that promote long-term resilience and self-sufficiency

Outlook

There has been increasing expectation from governments, investors and broader society for greater disclosure on ESG matters as well as performance and sustainability metrics in general. On disclosure, we have comprehensive ESG data sets available on our website, and we will continue to participate annually in a number of ESG rating agency surveys and aim to respond promptly to related queries. We have continued to provide support to our host communities with respect to their responses to the COVID-19 pandemic. For more detail, see our <SR>.

Related strategic focus areas

- Focus on people, safety and sustainability
- Enhance financial flexibility
- Maintain long-term optionality

  

OUR EXTERNAL OPERATING ENVIRONMENT
continued

Pressure from international credit ratings

Explanation and impact

As the ratings agencies assess the credit risk of a company and its ability to honour its debt obligations, the assessments sometimes take into account the jurisdiction within which the company is located or operates since the country's political, economic and regulatory environment can have an impact on the company.

Our response

- Engaged regularly with ratings agencies to ensure an accurate understanding of our potential operating and financial performance
- Continued to look at operational efficiencies that will make our mines more consistent in production, more resilient to gold price volatility and thus provide stable and sustainable cash flows
- Current company ratings are as follows:
  - S&P: BB+/positive
  - Moody's: Baa3/negative
  - Fitch: BBB-/stable

Outlook

South Africa's sovereign rating by Fitch, Moody's and S&P will continue to determine whether and by how much our credit rating can improve, as our corporate rating cannot be more than two notches above the sovereign rating of our country of domicile (South Africa). We also remain exposed to other lower-rated sovereign countries. Our overall credit rating has improved since 2019, a result of a more stable operating performance, improved cash generation, and consistent delivery on our strategic objectives, with the agencies taking greater account of the consistent delivery on our strategic objectives.

Related strategic focus areas

- Improve portfolio quality
- Enhance financial flexibility





Tropicana, Australia

Principal uses of gold

Investment	Jewellery
• Gold is a long-term store of value independent of other assets. As its price often moves contra-cyclically, it can protect or enhance the performance of an investment portfolio and reduce volatility. Demand for gold rose 10% in 2021, with increases in most areas including central bank buying and jewellery sales, as broader economic uncertainty and inflationary fears remained and consumer markets rebounded from poor sales during the first year of the pandemic in 2020 • Central banks are also a strong source of demand, with volumes having increased steadily over the past decade	• Historically, gold jewellery has been the strongest source of demand, accounting for around 50% of total demand. In 2021, jewellery demand rose 52%, recovering from losses sustained during 2020. The largest gold jewellery markets are India and China

 

Medicine and dentistry	Technology, aerospace, environment
• Gold nanoparticles are used in rapid diagnostic testing, which have helped to revolutionise the diagnosis of diseases such as HIV/Aids • Gold-based drugs are being developed to treat diseases such as rheumatoid arthritis • Gold nanoparticles deliver anti-cancer drugs directly to tumours • Gold's being malleable and non-allergenic makes it ideal for use in dentistry	• Gold wire is widely used in almost all electronic devices that make the Internet function – computers, mobile phones, global positioning systems, etc. As an efficient and reliable conductor and connector, it enables the rapid, accurate transmission of data • In space, layers of gold are used to protect astronauts and equipment from heat and radiation • Gold nanoparticles are used to improve the efficiency of solar cells and panels • Environmentally, nanoparticles are used to clean contaminated groundwater by breaking down pollutants

 

INTEGRATED STAKEHOLDER ENGAGEMENT

Effective management of stakeholder relationships has a direct bearing on our ability to deliver on our strategy and create value.

Our approach to and rationale for engagement

We are committed to collaborative stakeholder engagement. Our stakeholder engagement process is integrated and inclusive, and seeks to balance the needs, interests and expectations of stakeholders with those of AngloGold Ashanti. It is critical at every stage of our business, from exploration through to mine closure.

Our engagement structures aim to help us navigate the political, regulatory and legislative environments in which we operate, to provide insights into potential risks, opportunities and key issues, enabling us to better manage and act on these potential risks, opportunities and issues in order to maintain our social licence to operate.

Oversight and accountability

The board has ultimate responsibility for stakeholder engagement. The Social, Ethics and Sustainability Committee assists with oversight of our stakeholder engagement framework and structures. The committee reviews the framework and engagement annually.

Key stakeholders

- Investment community
- Employees, including unions
- Governments and regulators
- Communities
- Suppliers
- Industry partners and peers



Geita, Tanzania

Engaging key stakeholders

We have identified our key stakeholders, the significance of our engagement with each, their primary concerns and expectations, and our response to those concerns and expectations. In addition, we have conducted self-evaluations of the quality and nature of our relationship with each stakeholder grouping as follows:

Strong = collaborative and mutually advantageous

Cordial = sufficiently involved to achieve common goals

Weak = requires some effort and consultation to achieve consensus

Investment community	Quality of engagement: Strong

Includes: Shareholders, current and future investors, debt funders and other providers of capital.

This stakeholder group represents the principal providers of financial capital. Engagement is with both international and local institutional and private investors and fund managers as well as investment and ESG analysts and financial media.

Transparent and consistent engagement on our performance, delivery on our strategy, and managing expectations can enhance investor sentiment and our reputation and improve access to capital and our market valuation. The CEO, CFO and Chief Corporate Affairs and Sustainability Officer, supported by the investor relations team, are responsible for shareholder engagement. Such engagement, which is regular and done through a variety of channels, is conducted in line with our listing and exchange requirements.

Key issues of engagement	Our response
• Appointment of CEO and new approach	• Maintained engagement with shareholders, analysts, debt holders and other lenders throughout the year via quarterly market reporting, trading statements, conference calls and investor conferences • Board engagement with shareholders, including the Annual General Meeting, regarding the process to appoint a new CEO • Once appointed, the new CEO engaged with investors and analysts on results calls, meetings and through presentations at both the FT Mining Summit and Denver Gold Forum, where he outlined his strategy and the planned new Operating Model
• Financial and operating performance	• Provided detail on financial and operating performance • Continued strengthening of the balance sheet to better weather short- and medium-term volatility in gold price and the general operating environment • Debt consolidation • Communicated areas of delivery on strategy
• Cash lock-up challenges	• Provided detail on strategy for dealing with cash lock-ups in DRC, Tanzania and Argentina
• Obuasi suspension of underground activities and restart	• Communicated the causes of the Obuasi underground production stoppage and timing of the subsequent restart
• Climate approach	• Developed a new Climate Change Strategy and presented our first Climate Change Report outlining our approach to dealing with the risks and opportunities that come with climate change and extreme weather – see *<CCR>* • Recommitted to the ICMM's target of net zero Scope 1 and 2 GHG emissions by 2050; revising our medium-term targets to cut GHG emissions further by 2030
• ESG performance	• Delivered regular feedback on ESG-related performance
• COVID-19: first- and second-order impacts, namely, public health impacts (absenteeism, quarantines, lockdowns) and the consequent effects of labour shortages and accelerating inflation on economies	• Provided information on impact of the pandemic on the business and our response in managing it



INTEGRATED STAKEHOLDER ENGAGEMENT
continued

Employees and unions	Quality of engagement: Cordial

Includes: All employees as well as their representative labour unions at certain operations

Employees, our human capital, provide the labour, knowledge, skills and expertise necessary for the efficient operation of our business and successful delivery on our strategy. Constructive employee engagement promotes stable employee relations, enhances productivity and ensures alignment on our strategic objectives.

Line management, supported by the human resources function, is the main point of engagement. Engagement is frequent and ongoing, formal and informal and includes official communications issued by the business, regional and company-wide town hall meetings, in-house presentations and awareness campaigns on various topics such as safety, health, business performance, the new Operating Model and COVID-19 updates. Communication media used includes email, newsletters, employee briefs, WhatsApp, the intranet and personal communication with line management. Union engagement is more formal and structured.

Key issues of engagement	Our response
• Implications of new Operating Model and organisational restructuring	• Focused employee engagement across all levels • CEO held several employee town halls, one-on-one and small group meetings, issued numerous briefs to communicate revised priorities and the importance and benefits of the new Operating Model
• Safety	• Three-year work plan introduced in 2021 to revitalise safety strategy and performance
• Organisational culture	• Culture survey, conducted in line with the Barrett model, indicated current culture is concentrated at the evolutionary phase, indicating employees are experiencing a significant degree of transformation and change, and are willing to continue changing and growing. See *<SR>* and *Culture survey case study*
• Obuasi suspension of underground activities and restart	• Communicated the causes of the Obuasi underground production stoppage, remediation steps taken, and timing of the subsequent restart
• COVID-19 – response and management	• Implemented COVID-19 protocols tailored to each operation – accompanied by a focused communications plan • Ensured no employee lost wages or benefits related to COVID-19 lockdowns and other disruptions
• Productivity, maintaining focus on strategy and meeting guidance on production and other performance metrics	• New Operating Model implemented – focused communication by line managers to reinforce delivering in line with strategy



Geita, Tanzania

 **Governments and regulators**

Quality of engagement: Cordial

Includes: National, regional, local governments as well as various regulators and departments (mining, environmental, social, labour, taxation)

Government and regulators develop and implement legislation and associated regulations that can significantly affect AngloGold Ashanti or one or more of our operations. Ongoing engagement aims to communicate the state of the business and its challenges and opportunities, to mitigate regulatory and political risks, encourage certainty, strengthen our social licence to operate and generally promote an environment conducive to investment and development. Proactive engagement with governments includes regulatory submissions, formal and informal discussions on significant issues, and service delivery collaborations.

Direct engagement by corporate and site teams with national, regional and local governments in each jurisdiction continued through the year, alongside engagement with those parties through industry bodies.

The subject matter covered in these engagements spanned a variety of issues, from updates on our operating performance to the status of various projects and communication about the benefits of our operations to local communities and value chains. These meetings also allowed our teams to remain abreast of changing political and regulatory dynamics.

Key issues of engagement	Our response
• Compliance	• Group Compliance plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures • Ongoing monitoring of compliance with laws, regulations and legal registers by country – this includes self-certification processes
• Regulatory changes	• Improved internal systems and activities to meet requirements of regulatory changes
• Political changes	• Developed system to track political changes across the group. Engaged with current and new governments on matters relating to mining agreements and tax matters
• TSF management	• Committed to implement the Global Industry Standard on Tailings Management (GISTM) at all facilities by August 2025. TSFs at our Brazilian operations are currently being converted to dry stacking to comply with federal requirements in Brazil • Engagement ahead of the approval of the Beposo TSF at Iduapriem
• Project development updates – Ghana and Colombia	• Continued to engage with regulators and governments on progress being made on and status of projects in respective countries • Continued to engage with ANLA (the licensing authority) in Colombia on the environmental permit for the Quebradona project
• Regulatory compliance – safety, local economic and community development and taxation	• Engaged regularly with governments and relevant regulators to provide updates on regulatory compliance
• Dispute resolution – repatriation of funds (DRC) and tax refunds (Tanzania)	• Maintained dialogue in the DRC on the repatriation of funds held through joint venture partner and operator, Barrick • Maintained dialogue with Tanzanian authorities • Continued timeous payment of taxes, royalties and duties
• Mitigation of political and regulatory risk	• Engaged with governments and relevant regulators to ensure channels of communication remain open

INTEGRATED STAKEHOLDER ENGAGEMENT
continued

| Communities  | Quality of engagement: Cordial |

Includes: Those communities located in the vicinity of our operations, in which many of our employees reside, on whose goodwill we depend and who are directly impacted by mining operations.

We are accountable to host communities to be a responsible corporate citizen. Communities can directly affect our social licence to operate. In line with our values, we aim to leave a positive legacy for those communities.

Engagement aims to manage expectations, uphold human rights and ensure community and asset security. Its focus is local socio-economic development programmes, developed and run in partnership with local governments and host communities. These contribute to economic growth, stimulate income-generating opportunities, create employment, and aim to nurture sustainable livelihoods beyond the life of mine. Mutually beneficial community partnerships enhance shared value creation and support our social licence to operate.

Our community engagement strategy identifies potential areas of interest and concern within local communities. Engagement is largely directed through various community forums that include representatives from AngloGold Ashanti, the community and local authorities. Grievance mechanisms, together with accompanying resolution procedures, enable communities to lodge complaints which can be resolved.

Key issues of engagement	Our response
• Employment and procurement opportunities and local enterprise and economic development programmes	• Ensured Obuasi redevelopment is in line with commitments made to the Government and the community in Ghana (see *Suppliers*) • Continued to include local suppliers in our database. More than 80% of relevant expenditure spent with local suppliers • As part of our localisation policies and procedures, and in line with country specific legislation, we work to promote and ensure the employment of local people • Optimised participation by local companies and the transfer of skills in the Obuasi redevelopment project • In line with our socio-economic contribution standard, we support alternative livelihoods and local economies though community development projects in our host communities • Ensured implementation of corporate social responsibility plan for Geita and continued to roll out development initiatives working with communities and governments across all our sites
• Environmental and social impact of mining activities on communities (noise, dust, water issues)	• Responded, followed up and resolved complaints received via the community grievance mechanism
• Social licence to operate	• Engaged with key stakeholders regarding new mining projects and mine expansion projects to ensure community support
• Potential business interruptions	• Maintained engagement with host communities on socio-economic contributions accrued to communities across the group
• Legacy issues (social and environmental), post asset sale in South Africa	• Continuing to honour financial obligations to former employees in South Africa • Studying options for legacy social projects in South Africa to benefit former employees and their families

For more information on work undertaken to establish self-sustaining communities, see <SR>.



| **Suppliers** | **Quality of engagement: Strong** |

Includes: AngloGold Ashanti has many suppliers, ranging from established multi-national corporations, local strategic partnerships (such as joint ventures) to smaller, more localised businesses – and labour contractors.

Our suppliers provide those vital inputs – raw materials, products and services – required to conduct our business activities. We endeavour to ensure suppliers are aligned with our business ethics and values, internal policies and standards, and codes of behaviour.

Key issues of engagement	Our response
• Responsible sourcing	• As a condition of working with AngloGold Ashanti, suppliers must comply at a minimum with all relevant laws and industry regulations, and must be aligned with our business code of ethics, values, and codes of behaviour, including responsible sourcing • Our responsible sourcing programme enables us to identify risks relating to human rights violations to help our suppliers make ethical decisions when purchasing goods and services • Published a Modern Slavery Statement to comply with Australian regulations and integrated supply chain modern slavery risks into our broader Human Rights Framework to improve governance. See *<MSS>*
• Local content and procurement opportunities	• Designed programmes to promote local procurement and to build in-country mining skills bases to empower local communities and reduce reliance on expat labour through sustainable skills transfer and capacity building programmes
• Community capacity building and localisation	• Geita contributed to capacity building of its host communities by partnering with the National Economic Empowerment Council of Tanzania (NEEC) to encourage participation by Tanzanians in the procurement of local goods and services in mining. More than 300 local businesses have been trained and we see increased participation of local vendors in bidding and tender processes
• Supply chain risks	• Proactively monitored global supply chains to ensure resilience and continuity of supply, threatened by the COVID-19 pandemic. Measures put in place to address the sustainability of our strategic supplier base. For example, timely payment to and support for small, medium, and micro enterprises (SMMEs) to create business opportunity and growth, and extended rosters for contractor expats that are subject to longer quarantine periods due to border closures and restrictions



Obuasi, Ghana

INTEGRATED STAKEHOLDER ENGAGEMENT
continued

 **Industry partners and peers**   **Quality of engagement: Strong**

Includes: National or local mining/industry bodies, the ICMM, World Gold Council (WGC), among others, providing a joint platform for addressing industry-related developments and concerns, as well as initiatives for sharing lessons learnt and best practice.

Engagement aims to garner support and promote collaboration with other shared stakeholders – governments, regulators, employees, unions and communities – on matters of mutual concern, to work together to reduce regulatory and political uncertainty, and to promote long-term partnerships. These include joint efforts to find solutions to sector or industry challenges, and on any new developments to promote the future of the industry. Engagement, which is led by the CEO and designated area leads, involves various platforms including conferences, meetings and other industry forums.

We continued to engage with our peers through various forums, both through industry organisations in our operating jurisdictions and at a global level through various bodies including the ICMM and the WGC, among others. These connections with our peers across the local and global mining sectors help ensure we stay abreast of developing trends, allow us to provide input on major issues affecting mining companies in general and AngloGold Ashanti in particular, allowing us to contribute to a collective voice for the sector. Much of the discourse in these forums is centred on the broader environmental, social and governance topics, including the ongoing development of best practices and how best to communicate the significant amount of good work being done by the industry in each area.

We continued implementation of the ICMM's Performance Standards and the WGC's Responsible Mining Principles.

Kibali, DRC

Key issues of engagement	Our response
• Climate change	• In 2021, we developed a new Climate Change Strategy and presented our first Climate Change Report (See *<CCR>*), outlining our approach to dealing with the risks and opportunities that come with climate change and severe weather. We are fully commited to the ICMM's target of net zero Scope 1 and 2 GHG emissions by 2050; and we are working on a medium-term target to cut GHG emissions by 2030
• Evolution of ESG	• We view our ESG performance as crucial to the broader financial and operational success of our business, and our ability to generate value for all of our stakeholders. We continue to work closely with our community and government stakeholders to align our social and environmental investments with their own needs and aspirations
• Making clear the benefits of mining	• Contributed to the WGC's report, *The Social and Economic Contribution of Gold Mining*
• Regulatory uncertainty	• Collaborated with industry bodies to manage and improve regulatory and political certainty
• TSF management	• We have, along with our peers in the ICMM, committed to implement the Global Industry Standard on Tailings Management (GISTM) at all facilities by August 2025

Engaging with media

Media engagement facilitates improved understanding of AngloGold Ashanti's business among government stakeholders, the investment community and the general public, promotes transparent and accurate reporting, and contributes to constructive relationships with other stakeholders. It aids reputation management, improves transparency and credibility, supports our social licence to operate, and can address speculation and misinformation in the public domain.

See the section *Value by stakeholder* further detail on value created in relation to each of these stakeholders.



Sunrise Dam, Australia

MANAGING OUR RISKS AND OPPORTUNITIES

AngloGold Ashanti is exposed to volatility and various risks in the external operating environment. We recognise that risks and their effective management are intrinsic to this business and, while this remains the case, we will continue to identify and pursue value-creating opportunities, including the leveraging of existing assets, shareholdings, skills and experience. Risk management is a central component of strategic, operational and project management, and our risk management framework assists us in assessing and managing the risks associated with our business and operational activities. Our framework, which applies across the Company and to all group-managed entities, consists of a formal risk management policy and a set of risk management standards. We adhere to the King IV Corporate Governance Risk Principles, ISO 31000 and to the Committee of Sponsoring Organisations (COSO) Enterprise Risk Management Framework.

Our risk governance is reflected in our established oversight structures and the management of assigned ownership and accountabilities.

Roles of the board, Audit and Risk Committee and management

The board provides oversight of AngloGold Ashanti's risk management framework, policies and processes and has ultimate accountability for the development and implementation of the risk management strategy and plan.

The Audit and Risk Committee is accountable for risk governance and oversight of the risk management system, approving risk policy, determining the appropriate levels of risk appetite and tolerance and setting of annual limits for these.

Management is responsible and accountable for effective risk management and practice. The CFO is accountable for the enactment of policy and reports to the Audit and Risk Committee and the board on this matter.

Assurance on the risk management system is provided by Group Internal Audit, which provides periodic evaluation of controls and compliance, as well as an objective view of delivery on the risk management process.

Our risks and opportunities are identified at an operational and regional level and assessed with input from senior management. These are reviewed quarterly, or more frequently if required, based on changes in our operating environment. Relevant risk owners are consulted to confirm the status of risks and opportunities in terms of their severity and likelihood, and to ensure alignment with regular independent assessments and assurance processes.

Risk appetite and risk tolerance

A certain degree of risk is inevitable in the conduct of our business. AngloGold Ashanti defines risk appetite as the level and type of risk that the Group is willing to accept to achieve its business goals, while risk tolerance refers to the level of risk carried at a particular time. Both risk appetite and risk tolerance are critical elements of the Group's risk management process and in how risk management is integrated into business planning and operational management.

The board approves the appropriate levels of Group risk tolerance after consideration of the levels of risk appetite and tolerance determined by the Audit and Risk Committee.



Tropicana, Australia

Overview of our risk management framework elements, processes and accountabilities



Board of directors and CEO
Board has ultimate accountability for risk management; CEO is delegated with responsibility for design, implementation and monitoring

Corporate, exploration, operations and projects
Manages risks which are 'owned' primarily by:
- Executive risk owners *
- Operational and project risk owners

Risk management system
Supports the board, Audit and Risk Committee, CEO and CFO

Audit and Risk Committee
Oversees risk management system and framework

Assurance
Provides independent internal and external assurance

Risk management framework

1 Policy

2 Standard

3 Guidelines

4 Appetite and tolerance statement

5 Assessment and reporting matrix

6 Structure and accountabilities

Top down

Strategic risks
Includes identification and management of emerging risk

Risk management process
- Context
- Identifying
- Assessing
- Evaluating
- Responding
- Communicating and consulting
- Recording and reporting
- Monitoring and review

Bottom up

Operational level risks
Includes identification and management of emerging risk

Tier 1: Management

Tier 2: Risk, compliance, legal, governance and steering committee functions

Tier 3: Independent assurance (internal and external)

COMBINED ASSURANCE FRAMEWORK

* *Chief Operating Officer and Chief Officers. Key management changes, a two-tier chief operating structure was consolidated into a single chief operating officer structure.*

MANAGING OUR RISKS AND OPPORTUNITIES continued

Opportunities

Acquisitions

The acquisition of Corvus, completed on 18 January 2022, provides AngloGold Ashanti with the opportunity for district-wide consolidation in Nevada. The combination of Corvus' assets, the North Bullfrog, Mother Lode, and other exploration areas, with our own neighbouring targets, including the Silicon and Merlin deposits, provides the opportunity for the Beatty District to become a potential Tier One asset with first gold production expected in the next three years.

The transaction is expected to enable AngloGold Ashanti to establish a medium- to longer-term, low-cost production base in a premier gold mining jurisdiction.

Operational effectiveness and cost reduction

A core priority for the organisation is to reduce costs, such that the business is profitable at lower prevailing gold prices. Key to this objective is to embed the new Operating Model and the organisational model that supports it. The new Operating Model aims to reduce wasteful spending and activity, remove unnecessary duplication of roles at multiple places in the organisation, and empower the revenue generating assets with the resources needed to execute on their business plans. In all, this change to the business is expected to provide improved and more consistent operating outcomes. In parallel with this process, work is also underway to review planned operating and capital expenditures while also conducting a full asset potential review of our operating sites to ensure each is operating at its full potential.

Project development

Development of new projects has the potential to improve the cost and life-of-mine profile of the Company's portfolio, and improve its long-term optionality. The redevelopment of Obuasi in Ghana is well advanced and the operation is expected to ramp up to a steady state of 4,000tpd of mining by the middle of 2022. The most advanced projects in the pipeline currently are those in southern Nevada's Beatty district, including our own Silicon deposit and the properties newly acquired in the Corvus acquisition; the Gramalote joint operation with B2Gold in Colombia, currently undergoing optimisation of its feasibility study to improve returns; and the Quebradona copper and gold deposit, also in Colombia, which has appealed a decision by the national environmental regulator to 'archive' its environmental permit application, meaning that the regulator will not approve or deny the application.

Climate change

There are substantial opportunities for the gold supply chain – including gold mining – to implement decarbonisation initiatives and move toward a future with net zero GHG emissions, as revealed by the work undertaken by the World Gold Council to understand the gold sector's GHG emissions profiles and climate change impacts. Climate change risk assessments undertaken in 2020 for all our operating assets and the Quebradona project showed that most physical change-related climate risks have already been identified and included in operational-level risk registers.

We recognise that the effects of climate change may alter the frequency and severity of weather and climate hazards. Using the latest climate data and projections for a range of climate hazards, operational teams were guided through a participatory approach to consider how risks may be affected into the 2030s, focusing on the worst-case scenario (equivalent to a 4.3°C increase in the global average temperature by the end of the century, relative to pre-industrial temperatures), which would require the most robust adaptation measures.

When planning our response to individual physical climate risks, we consider risk management actions that apply to many areas of the business – including those related to information, governance and policy – as well as any operational changes and physical modifications.

We recognise that in some cases our understanding of the risks and required adaptive[1] measures need to be developed further. Informational actions were thus key in enabling us to successfully build on our 2020 climate change risk assessments. These include expanding our monitoring and early warning systems, together with more detailed quantitative modelling and risk assessments. To strengthen climate governance controls, awareness-raising and capacity-building activities are essential in ensuring that our employees have the knowledge and skills necessary for good decision-making and to ensure that our functional policies and standards are fit for purpose.

Operational actions include many simple, cost efficient and flexible options – such as increased frequency of routine maintenance activities – to ensure our assets, infrastructure and equipment are performing optimally. Physical modifications covering both 'hard' engineering solutions and 'softer' nature-based solutions, tend to be more complex and costly. Nature-based solutions are potentially attractive as they frequently offer multiple benefits beyond management of the initial risk such as environmental improvements and contributions to social value.

[1] Adaptation: The process of adjustment to actual or expected climate and its effects. In human systems, adaptation seeks to moderate or avoid harm or exploit beneficial opportunities. In some natural systems, human intervention may facilitate adjustment to expected climate and its effects. Mitigation (of climate change): A human intervention to reduce the sources or enhance the sinks of greenhouse gases (GHGs). IPCC. (2014). Climate Change 2014: Synthesis Report.

Emerging risks

Supply chain disruptions and constraints

The global impact of the COVID-19 pandemic on logistics and global supply chains across geographies and industries, including the mining and metals sectors has been unprecedented and continues to present challenges for our operations, despite the resilience our operations have demonstrated over the past two years. Supply disruptions, higher costs, extended lead times and greater inflationary pressures will require continued management in order to minimise the impact on operations.

We continue to see challenges in securing the key underground expatriate skills required in Africa, especially those from Western Australia.

The unintended consequences of the COVID-19 pandemic have shifted commodity and labour markets, resulting in market imbalances with shortages in certain sectors and a surplus in others.

For detail on our strategy and its strategic objectives, see *Performance and delivery by strategic focus area*.

For more on anticipated inflationary impacts, see *Global macro-economics and geopolitics*.

Our top 10 residual Group risks

Our risks are assessed over the short, medium and long term. The heat map below shows the residual rating for each of our top 10 risks over a three-year view (medium term). Residual risk is the Company's exposure to a particular risk once mitigation measures have been applied to the inherent risk.



Rank (previous)	Risk owners*	Potential risk
1 (1)	CLO, COO, CFO	Adverse regulatory changes to mining rights and fiscal requirements
2 (2)	COO	Inability to convert Mineral Resource and Ore Reserve
3 (4)	CTO	Failure to successfully deliver and ramp up growth projects
4 (3)	COO, CFO	Adverse future implications for the industry and event risks
5 (5)	COO, CTO	Failure to meet our operational and safety targets
6 (8)	CFO, COO, CTO	Failure to move down the industry cost curve – all-in sustaining cost competitiveness
7 (7)	CSCAO	Loss of or threats to social licence to operate
8 (6)	CPO	Failure to attract and retain critical skills and talent
9 (9)	CFO	Adverse gold and commodity prices, and currency movements
10 (10)	CSCAO	Inability to meet expectations on responsible mining (ESG performance)

Nature of risk: ● Operational ● External ● Strategic

* See Executive Committee

MANAGING OUR RISKS AND OPPORTUNITIES continued

Strategy

Mining is a long-term business, and so our strategy aims to create sustained value over the life of our mining operations and beyond. This involves careful allocation of key resource inputs – the natural, human, intellectual, financial, manufactured, and social and relationship capitals – which are essential to achieving this aim.


Supporting our strategy for sustainable cash flow improvements and returns
People, safety, health and sustainability
Financial flexibility
Optimise overhead, costs and capital expenditure
Maintain long-term optionality
Improve portfolio quality

For detail on our strategy and strategic focus areas, see *Our strategy – an overview*.



Tropicana, Australia

Our principal risks

Our risks are assessed over the short, medium and long term. Not all of these factors contributing to our principal risks are within the control of management as they are influenced by external factors outside of management's control. These external factors include among other things COVID-19 and its lingering impacts on employees, supply chain resilience, resource nationalism, macroeconomic factors, the gold price, and unforeseen events in our areas of operation. These factors carry varying degrees of uncertainty and at times require agile responses to manage the risks. For more on these external factors, see *Our external operating environment* in this report.

1

Adverse regulatory changes to mining rights and fiscal requirements

Risk description

Experience shows that political, tax and economic laws and policies in our operating jurisdictions can change rapidly. We operate in countries that can from time-to-time experience a degree of social and political instability as well as economic uncertainty.

Mitigating action

- Conduct regular, inclusive engagement and broader collaboration with governments, communities and NGOs
- Continuously monitor legislative, regulatory and political landscape
- Make use of joint venture alliances with local companies in line with host country's regulatory requirements to improve participation of host-country industries
- Ensure compliance with relevant country legislation and regulation
- Have in place a government relations framework to guide engagement

Strategic focus areas impacted



OVERSIGHT

- Social, Ethics and Sustainability Committee
- Audit and Risk Committee

2

Inability to convert Mineral Resource and Ore Reserve

Risk description

It is essential to replace depleted Ore Reserve in order to maintain or increase production in the long term. If not, our operational performance, financial condition and prospects will be adversely affected.

Mitigating action
Short term

- Improve Ore Reserve development to create flexibility for mines to cope with unexpected events that might interrupt and hinder delivery on the mine plan
- Conduct greenfield and brownfield exploration to replenish mineral inventory
- Increase conversion of the Mineral Resource to Ore Reserve
- Apply robust business planning, portfolio optimisation and feasibility studies to support Ore Reserve conversion

Long term

- Implement focused greenfield exploration targeting new discoveries
- Continue focus on brownfield exploration
- Rank opportunities based on returns and affordability

Strategic focus areas impacted



OVERSIGHT

- Investment Committee

3

Failure to successfully deliver and ramp up growth projects

Risk description

Failure to develop and operate projects in line with expectations could negatively impact business performance.

Mitigating action

- Adopt robust approach to regular stage-gate project reviews to assess projects and allocate capital in accordance with our capital allocation framework
- Ensure appropriate project skills, systems, structures and governance are in place
- Create multi-disciplinary steering committee
- Ramp up safe operations at Obuasi and learning from the case study

Feasibility study

- Finalise Quebradona feasibility study and address any gaps in the Environmental Impact Assessment required by regulators to secure outstanding permits
- Await completed feasibility study of Gramalote from project operator B2Gold

Strategic focus areas impacted



OVERSIGHT

- Investment Committee

4

Adverse future implications for the industry and event risks

Risk description

Potentially catastrophic events include among other events the COVID-19 pandemic, a TSF failure and our inability to ensure liquidity of the business. Such events could have significant financial consequences and cause fundamental changes in the way we operate.

Mitigating action

- Continue ongoing monitoring of the evolving pandemic and agile COVID-19 response planning
- Ensure adequate liquidity and bond submission in anticipation of prolonged impact of COVID-19
- Undertake comprehensive TSF governance and management framework, standards and guidelines developed to address tailings-related risks
- Convert TSFs to dry stacking in Brazil

Strategic focus areas impacted



OVERSIGHT

- Social, Ethics and Sustainability Committee
- Audit and Risk Committee

MANAGING OUR RISKS AND OPPORTUNITIES continued

5

Failure to meet our operational and safety targets

Risk description

Unplanned stoppages and unforeseen operational interruptions, and operational accidents or injuries that can impact production could adversely impact business performance.

Mitigating action

- Ensure delivery of business plans by focusing on Mineral Resource modelling, integrated business planning and execution
- Improve Ore Reserve life and planning certainty
- Maintain operational excellence programmes aimed at improving on budget, productivity and efficiencies
- Focus on safe production across all operations to achieve zero harm including the implementation of refreshed safety strategy
- Continue ongoing monitoring of the evolving pandemic and agile COVID-19 response planning
- Roll-out of vaccination programmes and ongoing education, awareness and policy changes to mitigate vaccine disinformation and hesitancy

Strategic focus areas impacted



OVERSIGHT

- Investment Committee
- Audit and Risk Committee
- Social, Ethics and Sustainability Committee

6

Failure to move down the industry cost curve – all-in sustaining cost competitiveness

Risk description

Margins and free cash flow are at risk when the gold price remains static or declines, when production targets are not met or when all-in sustaining costs increase, potentially having an adverse impact on our financial position.

Mitigating action

- Drive operational excellence programmes
- Introduce lower cost ounces to the Ore Reserve
- Optimise capital to generate maximum returns
- Complete asset sales enable enhanced focus on higher-return assets
- Implement new Operating Model to improve effectiveness, ensure better operational outcomes and reduce costs
- Undertake full asset potential reviews

Strategic focus areas impacted



OVERSIGHT

- Audit and Risk Committee
- Investment Committee

7

Loss of or threats to social licence to operate

Risk description

Failure to operate in a sustainable and responsible manner to provide benefits to communities could threaten our social licence to operate and adversely impact our financial position.

Mitigating action

- Target stakeholder mapping and engagement
- Monitor legislative, regulatory and political landscape in anticipation of negative impact on business
- Meet local content and localisation requirements
- Share economic benefits and value created with host countries and communities
- Review sustainability performance with general managers and increase overall awareness among senior management cohort across all operations
- Assess status of social licence to operate at operations
- Collaborate with health authorities on national vaccination programme implementation

Strategic focus areas impacted



OVERSIGHT

- Social, Ethics and Sustainability Committee

8

Failure to attract and retain critical skills and talent

Risk description

Inability to retain and attract sufficiently skilled and experienced employees may harm our business and growth prospects. Having the right people with the required skills is vital to the efficient conduct of our business and strategic delivery.

Mitigating action

- Implement key human resource initiatives to ensure productive and engaged workforce
- Implement transformation model to identify future critical skills requirements
- Integrate talent management and succession planning, with an increased coverage ratio for critical skills
- Increase training capacity for scarce artisan skills
- Implement short- and long-term incentive schemes
- Conduct employee engagement surveys
- Enable remote working functionality
- Develop and implement response plans

Strategic focus areas impacted



OVERSIGHT

- Social, Ethics and Sustainability Committee
- Remuneration Committee

9

Adverse gold and commodity price, and currency movements

Risk description

Lower spot prices and strengthening of currencies in host countries will adversely impact our ability to generate free cash flow.

Mitigating action

- Enhance cost competitiveness by improving quality of the portfolio
- Focus on cost, efficiencies, and capital discipline
- Maintain long-term optionality by ensuring competitive project pipeline
- Improve debt profile and interest cost of capital
- Apply conservative gold price and currency planning assumptions
- Conduct sensitivity analyses on gold price, production, exchange rates and Group risk adjustments
- Implement new Operating Model to improve effectiveness, ensure better operational outcomes and reduce costs

Strategic focus areas impacted



OVERSIGHT

- Audit and Risk Committee
- Investment Committee

10

Inability to meet investor expectations on responsible mining (ESG performance)

Risk description

Irresponsible mining practices and/or perceptions that we are insufficiently committed to ESG matters could lead to investors divesting AngloGold Ashanti's securities, increased reputational risk, and an adverse impact on the price of our securities and our social licence to operate.

Mitigating action

- Conduct regular engagement and collaboration with stakeholders
- Undertake transparent reporting and public disclosure
- Review sustainability performance with general managers and increase overall awareness among senior management cohort across all operations
- Ensure good corporate citizenship and governance
- Manage and limit environmental impacts and progress achievement of targets
- Integrate climate considerations into the business and undertake physical climate risk assessments for all operations
- Implement Climate Change Strategy
- Include stakeholders in COVID-19 response plans
- Implement a human rights framework
- Enhance diversity and inclusion practices

Strategic focus areas impacted



OVERSIGHT

- Investment Committee
- Social, Ethics and Sustainability Committee



Alberto Calderon
Chief Executive Officer

CEO'S REVIEW
AND OUTLOOK

Fellow Shareholder

Thank you for your support through what has been a challenging year for AngloGold Ashanti, our employees and our many stakeholders.

It is a great honour to be appointed CEO of AngloGold Ashanti, truly an iconic gold mining company endowed with high quality assets, great people, and an excellent balance sheet. These are the critical foundation stones upon which to build the long-term success of any mining company.

As I look at our portfolio, however, I believe there is significant value to unlock. The best place to begin realising that potential is to ensure we're doing the basics right – that means meeting our commitments, sharpening our operational performance, executing flawlessly on projects, extending the lives of our mines at a reasonable price, reducing costs and improving cash conversion.

Building blocks

First, however, it was important for us to put in place a new, clear Operating Model and the organisational structure to support it. I spent significant time with the leadership team immediately after my appointment in September 2021, designing and communicating this new model. Its implementation began in early 2022.

The model locates functional support roles at only two places in the organisation – at the centre and the business units – rather than in three or four places previously. It also empowers the line, ensuring our revenue-producing assets are properly resourced

with the skills and decision-making authority to safely deliver on their day-to-day plans. Specialist technical support is provided by the centre, as are the necessary policies and standards to which the business units must be held.

At its most basic level, the new Operating Model reduces waste and duplication through the elimination of 215 support roles at the mid- and senior management levels. But the benefit to the organisation is more profound, in that it ensures the right people are in the right place throughout the organisation and removes confusion created by what was a convoluted, top-heavy structure. Most importantly, though, this new Operating Model provides for clear accountability across the business.

Leadership changes

I also moved to reinforce our leadership team with three key external appointments, adding significant experience in transformation, talent management, business improvement and mine planning, to an already seasoned group of existing executives.

Marcelo Godoy, was appointed Chief Technology Officer in November 2021 and he previously had a senior leadership role at Newmont. Lisa Ali joins on 1 April 2022 as Chief People Officer, after a long career in senior leadership roles at BP and most recently Newcrest. Terry Briggs, a 30-year veteran of the industry and previously Vice President: Planning at Newmont, joins as Chief Development Officer, also on 1 April 2022, with oversight of planning, exploration and business development.

I believe there is significant potential value to unlock. The best place to begin realising that potential is to ensure we're doing the basics right – that means meeting our commitments, sharpening our operational performance, executing flawlessly on projects, extending the lives of our mines at a reasonable price, reducing costs and improving cash conversion.

Realising potential

With the right people now in place, we're ideally positioned to focus on a step-change in performance through our Full Asset Potential Review. This is a true and tested process used by many of our larger peers in the mining sector, deploying subject matter specialists from within the business to identify – through an intensive three-month process – the gaps between the current and best possible performance of each of our sites.

Site management teams, involved every step of the way, are then accountable for delivery on the tasks that will close the performance gap.

As our new Chief Technology Officer, Marcelo, who led a similar process in his former role at Newmont, will oversee the Full Asset Potential review, starting with Sunrise Dam in February of 2022, followed by a further five sites before year end. The remaining sites will follow in 2023.

This exercise will give us clear, empirical data against which to measure the performance of each site, and upon which to base our future capital allocation and portfolio decisions.

Tier One * assets

It is vital that we realise the full potential of our Tier One mines in particular. Kibali continues to deliver excellent results, with strong margins and a robust mineral inventory. At Obuasi, underground mining resumed in October 2021 after operations had been voluntarily suspended in May 2021. Since then, the restart plan has tracked to schedule.

When Phase 3 construction is completed at the end of 2023, Obuasi will be positioned to produce 400,000oz to 450,000oz a year at an all-in sustaining cost (AISC) of $900/oz to $950/oz. With a life of more than 20 years, and operating metrics expected to improve still further in the second decade of its life as grades increase, this mine is a true rarity in the global gold sector. Ongoing capital reinvestment at Geita in Tanzania, where the Ore Reserve has more than doubled

in the past four years, and Tropicana in Australia, will see improving production and cost profiles in coming years, ensuring these operations are recognised as the Tier One mines that they are.

The project pipeline has also been enhanced with the purchase of Corvus, which concluded post year-end in January 2022. The acquisition delivers a unique opportunity to expand our asset base in one of the world's top ranking mining jurisdictions to create a meaningful new production base, with first gold output anticipated in three years.

At Quebradona, in Colombia, a feasibility study was completed during the year and the Mining Operations Licence was approved by Antioquia's Mining Secretary. In November 2021, however, the Colombian Environmental Agency (ANLA) officially "archived" our environmental licence application, a decision that allows it to neither approve nor deny a permit.

We appealed that outcome in early 2022 to gain clarity on the specific information ANLA requires to make a final determination on our application. We will prepare a new environmental licence application accordingly and estimate this process is likely to add about 24 months to the licensing timeline.

While this delay is disappointing, we are focused on the long term and ultimately bringing to production one of the world's most exciting new, long-life copper-gold projects. In this endeavour, we are encouraged by the continued support for its development. In particular Colombia's national and regional leadership have expressed strong support for the project as an important replacement for thermal coal energy sales, which account for more than half of the country's total exports. At the local level, community support continues to grow.

With our balance sheet significantly strengthened in recent years, we will continue to reinvest in our orebodies to increase Ore Reserve conversion, extend mine life, and improve mining flexibility. Over the past two years we've added 8.7Moz to our Ore Reserve, more than replacing depletion, at first quartile grades when compared to our

---

A Tier One gold asset is an asset with an Ore Reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

CEO'S REVIEW AND OUTLOOK

peers. We also declared a maiden Mineral Resource of 3.4Moz at Silicon in Nevada. This success underscores the world-class quality of our exploration team which continues to add ounces into our inventory at a fraction of the acquisition cost that many of our peers are forced to spend to replenish their pipelines.

Financial performance

It's clear that 2021 was beset by a slew of challenges, some exogenous and others related to sub-par operational execution, in the first half of the year in particular.

While the new Operating Model is aimed at addressing those shortcomings in a consistent way, it was encouraging to see our operating parameters at our mines stabilise in the second half of the year with a 12% production gain from our operating assets (excluding Obuasi) over the first half, partly offsetting rising costs related to COVID-19 and inflation impacts.

Aside from the continuing reinvestment, our costs also showed the significant impact of the approximately $140m in capital expenditure in 2021 that we invested in TSF compliance in Brazil. We see 2021 as a peak year for this tailings expenditure, which will continue to be material in 2022 – 2025 but will decline over time through to the end of 2025.

Still, we generated free cash flow of $104m, leaving our balance sheet in a solid position at year-end, with low gearing, strong liquidity and no near-term debt maturities.

Safety

Maintaining our overall social licence to operate is fundamental. Our primary objective is to operate the business free of injury and harm. We continue to respond to our host government and community needs, through direct investments and a healthy flow of taxes and royalties.

We ended the year with our all injury frequency rate at 2.14 injuries per million hours worked, which remains well below the ICMM member company average, and injury severity continues to decline. But none of this can detract from the fact that in 2021 we lost two of our colleagues and we extend our heartfelt condolences to their friends and families.

Carlos Machado Barbosa, 43 years old, lost his life in a tragic accident at our Serra Grande mine in Brazil. Carlos, a blaster at the mine, was fatally injured during a fall-of-ground incident in an underground stope on 16 February 2021.

Daniel Nuertey-Kwao Quaynortey, 46 years old, an employee of Obuasi contractor African Underground Mining Alliance, died in a geotechnical event at the Obuasi mine on 18 May 2021. Their loss clearly indicates

that more work needs to be done and we are implementing a revitalised safety strategy, focused on the controls to eliminate major hazards.

Climate

We published our inaugural Climate Change Report during the year, in line with the recommendations of the Task Force on Climate-related Financial Disclosures. The report highlights our proactive and transparent approach to mitigating current and future climate risks and the measures we are taking to strengthen the climate resilience of our business, our value chain partners, host communities and the environment in which we operate.

We set our first decarbonisation targets in 2008 for a 30% reduction in GHG emissions intensity by 2022 with 2007 as the baseline year. We have exceeded that goal and the picture on absolute emissions – down 69% from the base – is even better. This year we joined our ICMM peers by committing to a target of net zero Scope 1 and 2 GHG emissions by 2050 and, in partnership with our value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter. We are also working on new 2030 Scope 1 and 2 GHG emission targets.

Conclusion

I'd like to extend the Company's sincere appreciation to our CFO Christine Ramon, who has chosen to retire to spend more time with her family after more than seven years with AngloGold Ashanti. Our thanks, too, to Sicelo Ntuli, former COO Africa, who left the Company to pursue other opportunities and to Graham Ehm, former Executive Vice President (EVP) Group Planning and Technical, who retired during the year.

I'd also like to thank AngloGold Ashanti's Chair, Maria Ramos, for her support and counsel over these first months in my new role as I've moved to make significant changes to improve this Company's long-term performance.

I firmly believe we are on the right path to take AngloGold Ashanti back to its place among the top gold mining companies, which is where it belongs. We are focused on ensuring we deliver excellent, consistent results and are directing the right resources to realise our full potential.

I extend my gratitude to all our stakeholders and thank you all for your support.

Alberto Calderon
Chief Executive Officer
29 March 2022

EXECUTIVE COMMITTEE



Executive Management

Alberto Calderon (62)	**Christine Ramon (54)**	**Stewart Bailey (48)**	**Italia Boninelli (65)**
Chief Executive Officer (CEO)	Chief Financial Officer (CFO)	Chief Sustainability and Corporate Affairs Officer (CSCAO)	Executive Consultant: Group Human Resources (CPO)
PhD, MPhil, MA, Juris Doctor, BA	*BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)*		*MA, PGDip (Labour Relations), Executive Development Programme*



Ludwig Eybers (55)	**Marcelo Godoy (50)**	**Lizelle Marwick (44)**
Chief Operating Officer (COO)	Chief Technology Officer (CTO)	Chief Legal Officer (CLO)
BSc (Mining Engineering), Post graduate qualifications	*PhD (Strategic Mine Planning), Masters (Geostatistics)*	*BProc, LLB, LLM (Corporate Law)*

Detailed CVs of the current Executive Committee are available on the corporate website, *www.anglogoldashanti.com*

OUR STRATEGY – AN OVERVIEW

The overall aim of our strategy is to generate sustainable, improved cash flows and returns over the longer term and, in so doing, to create and preserve value for all our stakeholders.

The five key strategic focus areas on which our strategy is based enable us to deliver on our overall strategy. They guide decision-making and are aimed at generating increased cash flows; extending mine lives; creating an organic pipeline of economically viable orebodies; and enhancing our social licence to operate.

OUR STRATEGY



Supporting our strategy for sustainable cash flow improvements and returns
People, safety, health and sustainability
Financial flexibility
Optimise overhead, costs and capital expenditure
Maintain long-term optionality
Improve portfolio quality

FIVE STRATEGIC ENABLERS











Streamlined, margin-focused portfolio	Disciplined capital allocation and a strong balance sheet	Engaged workforce; prioritising employee safety and health	Values-driven culture	Responsible citizenship with good governance as the foundation

FIVE KEY STRATEGIC FOCUS AREAS



People, safety, health and sustainability

This strategic focus area ensures that our business strategy aligns with our values and corporate citizenship responsibilities, which include being accountable for our actions and respecting all stakeholders and the environment. In support of this, ESG principles are integrated into all aspects of our business. Performance in relation to this strategic pillar accounts for 25% of Deferred Share Plan (DSP) remuneration awarded. See *Rewarding delivery*.

In terms of each aspect of this strategic focus area:

• PEOPLE

People are the foundation of our business – their skills, expertise, talents, training and development are vital to the efficient conduct of our business. A motivated, engaged workforce, within an efficient organisational structure, is thus crucial for improving productivity and innovation, efficiencies, and the successful execution of the overall strategy.

Implementation of the new Operating Model began in late 2021. This new model, along with the organisational model that supports it, is key to the efficient execution of the overall strategy. Both the model and the structure are aimed at improving effectiveness of the business by eliminating duplication, streamlining work processes, locating functional support roles at only two places in the business – at business units and corporate – and ensuring business units are adequately resourced to deliver on their plans. The restructuring required ahead of implementation of the new Operating Model and organisational structure unfortunately required the reduction in a number of roles across the business, and was undertaken with the clear understanding that we must continue to attract and retain key talent, develop skills and manage our talent effectively, in order for the business to thrive.

We will continue to actively invest in our people (human capital) and have in place a policy to promote diversity and inclusivity.

• SAFETY AND HEALTH

Allied to People is employee safety and health, which are paramount to our duty of care towards our employees and our responsibilities as a corporate citizen. Safety is our first value and we believe that in return for understanding and following our safety policies, standards and regulations, employees should return home safely at the end of each shift. To this end, a systematic and integrated safety strategy is embedded in our organisational structures, systems and processes and is fully supported by executive and senior management leadership teams.

Our health priorities include occupational health and, more recently, management of the COVID-19 pandemic and its impacts. This has led to better integration of health risk management throughout the Company and the inclusion of occupational health in the overarching business strategy.

• SUSTAINABILITY

The sustainability focus encompasses our environmental and community (socio-economic) responsibilities.

• Environment

Mining, by its nature, impacts the environment. Our mining activities disturb land, consume water and energy, generate air emissions, and produce waste that must be safely and responsibly managed and disposed of. Air, water and energy management, climate change, the protection of biodiversity and land rehabilitation are key focus areas. Responsible environmental stewardship aims to enhance efficiencies in the use of natural resources, encourage responsible consumption, and minimise, mitigate and remediate environmental impacts. Environmental management is actively integrated into operational functions and formalised cross-functional collaboration structures are in place.

• Communities

Our social conduct is critical to maintaining our social licence to operate. Building resilient, self-sustaining communities is in line with our ethics and values and with our aims to create and share value.

Creating economic opportunity helps to build trust and acceptance, leading to increased community collaboration and economic growth. While community demands and the complexity of social challenges faced may at times be felt more acutely at mining operations in emerging economies – where the challenges of poverty, unemployment and inequality are most visible – the concept of shared value is relevant across all operating jurisdictions.



Quebradona, Colombia

OUR STRATEGY – AN OVERVIEW

 **Financial flexibility**

We must ensure our balance sheet is sufficiently flexible to meet our core funding needs. This requires sufficient liquidity in the form of cash and available credit facilities and staggered tenor of debt maturities and leverage that sits well below our lending covenants. These attributes allow us to weather periods of low gold prices, to reward shareholders and to take advantage of strategic opportunities throughout the cycle.

 **Optimise overhead, costs and capital expenditure**

All spending decisions must be scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective. We do not control the price of our product, which can be volatile and unpredictable. By optimising spending and investment, we are able to maximise our margins throughout the gold-price cycle, withstanding and even flourishing during periods of low gold prices and continuing to invest in the sustainability of our business without unnecessary reliance on dilutionary equity top-ups.

 **Improve portfolio quality**

Our asset portfolio must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business. This is key to unlocking the full underlying value of the portfolio. We continue to invest in upgrading the overall quality and longevity of our portfolio, by developing new lower-cost mining operations; extending the profitable lives of our existing operations through brownfield exploration and the discovery of a new Ore Reserve; mergers, acquisitions and divestments; and improving the efficiency of our fleets and plants.

 **Maintain long-term optionality**

Our Mineral Resource and Ore Reserve portfolio, our primary natural capital input, is essential to the successful growth of our business. Improving the quality of this natural capital, enhances our ability to create value. To maintain long-term optionality, we aim to continually replenish and increase the Mineral Resource and Ore Reserve pipeline so as to sustain the business over time. Key to achieving this are our exploration activities, both greenfield and brownfield, and project development. With our world-class team of geologists and other specialists we aim to maintain and replenish a pipeline of economically viable orebodies that will support delivery of sustained value-adding growth. By discovering, developing and exploiting viable orebodies sustainably and cost efficiently, AngloGold Ashanti positions itself to create long-term value.



Tropicana, Australia

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA
Focus on people, safety, health and sustainability

People, safety, health and sustainability



• PEOPLE

People are vital to the long-term sustainability, growth and profitability of the Company. Our people management strategy aims to create an environment conducive to achieving our business objectives by ensuring we have the right talent, in the right places to deliver the strategy.

Key metrics and related targets 2021

People		
Metrics	**Targets, aims and performance**	
Remuneration metrics *(5.5% of DSP performance award):*	**Related remuneration targets:**	**Performance**
• Strategic coverage of leadership roles	• 15 to 18 designated (executive team) successors in place	• 14 successors in place on average in 2021
• Key staff (skills) retention	• 85% to 95% staff retention annually	• Overall staff retention in 2021 was 95.58%
• Gender diversity	• 21% to 25% representation by women in Group workforce	• Average Group representation by women of 15.24% in 2021
Other related metrics monitored:		**Other:**
• Number of people employed		• Total training and development spend of $7.11m
• Productivity per employee (oz/TEC*)		
• Training and development spend		See *Talent and leadership development, Critical and scarce skills* and *Diversity and inclusion* below as well as the *<SR>*.
* TEC: total employee costed		

Organisation design and development

Operating model

A new Operating Model, designed and introduced to employees towards the end of 2021, aims to improve efficiency and support better operating outcomes by focusing only on work required to deliver the strategy, clarifying the mandates of corporate functions, properly resourcing our revenue-generating assets to deliver on their plans, and removing duplicate structures and activities.

A new organisational structure aligned with this model supports our people management strategy by: clearly defining the work critical to achieve the strategy; aggregating functional support roles in only two places in the organisation rather than three or four previously; clarifying accountabilities; improving the connections between all parts of the organisation; and ensuring the right skills are in place.

The model dictates that corporate functions are accountable for setting standards and minimum requirements in their areas, while

the new Business Units will have the resources and decision-making flexibility to deliver the best operational outcomes, within the requirements set out in the policies and standards created by corporate. Specialist capability also exists at the corporate centre to deliver support as required.

In line with the new model, the human resources team will focus on enhancing the quality of our leadership cohort, meeting requirements for improved talent and skills, embedding bespoke human resources planning and labour strategies, and using data analytics to improve people management decisions.

Learning and development

Learning and development programmes are critical for enhancing employee performance, developing critical skills and ensuring leaders provide an empowering work environment. Development blends experience, exposure and education interventions to build breadth and depth of critical experience and leadership capabilities.

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA
Focus on people, safety, health and sustainability *continued*

Online/virtual learning

The COVID-19 pandemic accelerated the shift from traditional classroom to online and virtual learning. The EdCast Learning Platform went live in January 2022 and is a cost-effective, artificial intelligence-based learning platform that is flexible in terms of when and where it can be used. It provides learning tailored to individual development needs and is aligned with our leadership competency framework, providing technical training to support our health of discipline objectives.

This project is a collaborative effort supported by business units and disciplines heads. Learning modules, using both external and internal learning material where relevant, include future skills, leadership development, project management, engineering skills development as well as some key learning pathways such as women in leadership, major hazards and critical controls.

The pilot initiative, with 400 participants across the business, runs until March 2022 and will be followed by an assessment of its effectiveness and impact before a broader rollout.

Talent and leadership development

A successful learning and development strategy enables better professional development and is key to maintaining a healthy talent pipeline. Development interventions are informed by structured career engagements and have clear time frames linked to defined development needs.

In 2021, we introduced development assessments for successors to key roles to better understand their potential, strengths, current development areas and aspirations. These assessments were implemented for all near-term Executive Committee successors



Tropicana, Australia

and will be cascaded to lower levels during 2022. We engaged with tertiary institutions to understand how they may support our talent development objectives. A managerial leadership development strategy to support our Managerial Leadership Development Competency Framework is being finalised. A neuro-leadership development programme piloted at our Africa operations consists of online learning and coaching. The programme was well received and provided valuable insights.

- **Young leader development**

  The Emerging Young Leader Development Programme aims to enhance our long-term leadership pipeline with inductees assigned to high-impact projects in the business. Participants receive mentoring and coaching from in-house experts and since its inception in 2015, 40 young leaders – 54% women – from various disciplines have graduated from the programme. About two-thirds are from core disciplines. The graduates return to roles within their business areas and receive mentorship and opportunities to participate in international programmes, for secondments and further studies. Thus far, 96% have been promoted or changed roles and 82% have been retained in the Company.

  The programme was redesigned during 2021 to sharpen its focus on adding value to strategic projects and improving each participant's management capabilities.

- **AngloGold Ashanti Mentorship Programme**

  This programme aims to transfer knowledge and skills and promote broader exposure within the business. Mentorship training is available to mentors and mentees across all regions. There are currently more than 70 mentorship relationships across the business.

Talent management

Effective talent management is vital to business sustainability and competitiveness. A comprehensive talent and succession planning guideline was developed and socialised during 2021. The guideline includes standards and toolkits to equip line management to make effective talent and succession decisions.

We reintroduced the concept of 'Levels' during the year to aid determination of successor potential and readiness levels. A comprehensive assessment programme was developed for all Executive Committee successors. Around 60% of the 33 identified executive successors had been assessed by year end and most had participated in discussions with their manager-once-removed to facilitate development and readiness. There is a healthy succession coverage of 6.2 successors per role for all stratum IV and above roles, with a favourable age distribution.

Critical and scarce skills

Increased demand for key skills, the pandemic's restrictions on skills mobility, localisation imperatives and diminished desirability

of a career in mining for many young graduates, have necessitated initiatives to strengthen the pipeline for critical and scarce skills.

The 2021 talent and succession review incorporated a Critical Role Identification Framework to consider the impact of roles on the business and the risk of their being vacant for extended periods. The review enabled line managers and Business Units to be more specific and objective in identifying critical roles.

Our ability to assess the strength of internal and external skills pipelines, to address gaps within these pipelines, and to focus on recruitment initiatives to fill vacancies have been enhanced by:

- Intensifying internal training and development to secure a critical scarce skills pipeline
- Establishing strategic partnerships with recruitment agencies and educational institutions
- Focusing graduate development and internship programmes on specific skills
- Applying remuneration benchmarks for critical/scarce skills and subsequent use of appropriate remuneration, benefits, and retention initiatives
- Incorporating critical and scarce skills into competency and assessment frameworks of Health of Discipline (HOD) assessments

See *Rewarding delivery* for details on our remuneration philosophy, policy and related implementation.

Employee relations

Our workforce is highly unionized, requiring a structured approach to employee relations, based on engaging with employees and their representative unions in a manner that improves relations and establishes trust. Our interest-based approach to collective bargaining and compliance with labour legislation, as well as fair and transparent policies and procedures, underpins constructive relations with our employees and unions. In Australia and the United States, where no unions are present on our operations, we rely on management practices that promote healthy employees relations.

None of our operations experienced any strike action during 2021. Wage negotiations were concluded at Obuasi, Geita and Siguiri, testament to an effective approach to collective bargaining.

Diversity and inclusion

Diversity and inclusion are business imperatives and we celebrate differences in race, gender, culture, sexual orientation and ability. Diversity and inclusion are embedded as a line management accountability, measured through our key performance indicator (KPI) management systems, and overseen by a clear governance structure that breathes life into our values and commitment to human rights and non-discrimination.

During the year we conducted unconscious bias training, established diversity and inclusion committees, developed site-based diversity and inclusion policies, implemented non-discriminatory and competitive remuneration scale and practices for all employees, ensured gender-balanced intake for graduate trainees and national service programmes, and reinforced our value to create a diverse workforce through refresher training.

Localisation

We are committed to prioritising employment of local nationals and to reducing the number of expatriate workers where we operate. We do so responsibly, without impacting our operational requirements and working closely with regulators. Site action plans identify gaps and career paths for talented individuals. Initiatives were undertaken to create roles for promising talent and additional positions were created for graduates and learners. To bring impetus to skills transfer to local nationals, special recognition initiatives were implemented, together with coaching and mentoring. To promote retention, dedicated site diversity programmes and action plans were adopted. Accountability for localisation rests with site leadership, who provide regular detailed reports to the Executive Committee and the Remuneration and Human Resources Committee.

Employee engagement
Global engagement surveys

Regular employee engagement surveys help to build high performing employees and teams, united in achieving the best outcomes. The recent employee engagement demonstrated that, despite the impact of COVID-19 and remote work, engagement remained at satisfactory levels.

Cultural assessment survey

People are at the centre of what we do, and we are driven by our values and the diversity, talents and aspirations of the people in the business. We are determined to create an inclusive and collaborative environment based on trust, respect and dignity. During October 2021, we conducted a culture assessment survey, which received an 80% participation rate.

Key insights from the survey were:

- Most employees have a grounded and well-rounded set of values
- There is a satisfactory match between the current and desired culture
- Employees are committed to safety and health, continuous improvement, accountability, and continuous learning
- While employees have experienced significant transformation and change, they are willing to continue changing and growing
- There is a willingness to embrace a culture characterised by greater employee engagement, recognition, leadership, professional growth and open communication
- Employees desire greater accountability

Culture often reflects the values, beliefs, and behaviours of leadership and so executive leadership feedback sessions were conducted as part of a culture transformation implementation plan.

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA
Focus on people, safety, health and sustainability continued

• SAFETY AND HEALTH

The safety and health of our employees and host communities is paramount and, with the goal of achieving zero harm across our operations, we continue to design and implement strategies to eliminate high potential incidents, fatalities and catastrophic events.

Key metrics and related targets 2021

Health and safety		
Metrics	**Targets, aims and performance**	
Remuneration metrics *(11% of DSP performance award)*	**Related remuneration targets:**	**Performance:**
• All injury frequency rate (AIFR)	• Continually improve AIFR performance	• Group AIFR increased from 1.68 to 2.14 per million hours worked (excluding the former South African assets)
• Major hazard management critical control percentage compliance	• 95% to 99.5% critical control compliance	• The level of critical control compliance achieved in 2021 was 99.15%
• Cumulative number of site-specific critical control registers established for major health risks	• Five to eight cumulative number of site-specific critical control registers established for major health risks	• At year end, there were an average of seven critical control registers for site-specific major health risks critical controls in place at each of our mining operations, with 83 registers completed. This compares to a target of six per site, and a stretch target of eight
• Compliance with operational occupational exposure (noise and dust) monitoring programmes	• 60% to 90% compliance with operational occupational exposure (noise and dust) monitoring programmes	• All operations continued to strengthen their occupational hygiene monitoring programmes to ensure adequate and effective measurement of workplace health hazards
Other related metrics monitored:	**Overall safety and health aims are:**	

• Number of fatalities
• All occupational disease frequency rate
• COVID-19 related workforce (employees and contractors) metrics being monitored internally are:
  ○ Cumulative number of confirmed COVID-19 cases
  ○ Cumulative number of COVID-19 related deaths
  ○ Percentage of workforce partially vaccinated
  ○ Percentage of workforce fully vaccinated
	• Zero harm – no fatalities, no injuries
	• Reducing annual number of cases of occupational disease recorded
	• A workforce that is fully vaccinated against COVID-19. In 2021, before implementation of vaccine mandates at certain locations, campaigns were run to encourage voluntary vaccination by employees and contractors	

	See below as well as the *<SR>* for further details on our safety performance.	

Revitalised safety strategy

In 2021, we introduced a three-year work plan to revitalise our safety strategy. The plan centres on four areas: leadership and people, work processes, technology and innovation, and risk management. We developed a safety induction programme for all leaders and now have clearer lines of accountability with further work planned to align accountabilities of line management and safety support staff, to the new Operating Model.

The introduction of a new Integrated Sustainability Information Management System (iSIMS) means we can more effectively integrate operational risk management and key performance indicators at all levels of the organisation.

Technology is aiding our drive to achieve our safety targets and we have a Centre of Excellence portal to share safety updates and lessons. We are simplifying our major hazard control standards

and our critical monitoring programme to ensure verification and checks are well understood, allowing them to be effectively implemented. Employees and contractors are educated on the critical risks linked to their roles and can apply controls to manage these risks.

Improving injury frequency rates

Over several years, our all injury frequency rate is improving and now stands at a rate of 2.14 per million hours worked. This is lower than the latest ICMM member company average for 2020 of 2.94 per million hours worked.

In the year, we tragically lost two of our colleagues and we extend our heartfelt condolences to their friends and families.

Carlos Machado Barbosa, 43 years old, lost his life in a tragic accident at Serra Grande in Brazil. Carlos was a blaster at the

Safety compliance
All operations except for Obuasi have successfully migrated to ISO 45001:2018, which has replaced the OHSAS 18001:2007 series. Obuasi is scheduled to migrate in 2022.

mine and was fatally injured during a fall-of-ground incident in an underground stope on 16 February 2021. Daniel Nuertey-Kwao Quaynortey, 46 years old, was an employee of contractor African Underground Mining Alliance who died in a sill-pillar failure at the Obuasi mine on Tuesday, 18 May 2021. His body was discovered on Saturday, 29 May 2021 by mine rescue teams.

Management led

Our executives and line managers are responsible for integrating safety into the business and we are intensifying employees' focus on safety practices in all workplaces. Risk management and critical control modelling resulted in continued efforts to strengthen safety protocols and preventative measures. Implementation of our safety strategy is overseen by our Social, Ethics and Sustainability Committee.

Employee health and well-being

In working towards achieving our health metrics, we conduct systematic assessments and mitigation programmes for occupational and community health risks and impacts of our mining operations on our communities. These are completed through baseline occupational hygiene assessments, as well as community health baselines and impact assessments.

In line with our health and well-being strategy, which includes strengthening governance and assurance systems and processes to avert long- and short-term risks and impacts, we adopted a suite of updated health standards based on the systematically identified major health risks or hazards. These standards are important to the introduction of critical control principles to manage health risks, where applicable. The new suite of Health Standards has been approved by the Sustainability Policy and Standards Committee and are in use across all sites. The standards will be published once a company-wide plan to standardise Company documents, is complete. For now, we continue to refer to the Health & Safety Standards online.

The Health and Safety section of our Risk Management Guideline and Risk Matrix was reviewed and updated to integrate health and hygiene consequence definitions and classification metrics into the

initially safety-heavy approach to risk consequence classification. In 2021, we recorded six occupational diseases cases – one at Cerro Vanguardia, two at AGA Mineração, two at Geita, and one at Obuasi. Of the six cases, five were related to noise-induced hearing loss (NIHL) and one to temporary heat-related stress. This resulted in an all occupational disease frequency rate (AODFR) of 0.08 cases per million hours worked in 2021. This rate remains low and less than one case per million hours worked, an improvement to the long-term trend following the Company's sale of its South African portfolio, which had traditionally accounted for the greatest burden of occupational medical diseases across the Group.

Health in the community

It is clear that as we work to end occupational disease and associated health risks across our operations, we cannot view our sites in isolation. Increasingly, we are working to improve available healthcare. COVID-19 brought into sharp focus the symbiotic relationship between community and employee health. As with many diseases, the pandemic does not stop at the mine fence.

Over the past two years, measures to educate on, and stop the spread of the pandemic have been embedded throughout our operations. We have also worked in the communities to educate and provide medical supplies, in line with government protocols.

Where we have been able, we have promoted the rollout of the vaccine. By the end of 2021, we believe approximately 85% of the workforce was fully vaccinated, excluding booster shots.

We are also aware of the pressures caused by the pandemic and its impact on employee mental health and, with that, the potential impact on safety. See *<SR>* and related *Healthy Minds case study*.

Public health initiatives

We continued to collaborate closely with our sustainability colleagues at sites to support community-based health initiatives and projects outside of our COVID-19 work. African operations focused on chronic disease and cancer screening outreach and malaria programmes.



Tropicana, Australia

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA
Focus on people, safety, health and sustainability *continued*

● SUSTAINABILITY – ENVIRONMENT AND COMMUNITY

We work to achieve our sustainability goals by reducing our environmental impact, supporting community projects in business development, education and infrastructure and by ensuring we plan well and work efficiently and cost effectively. We proactively manage risks to air, land, biodiversity and water during the mining lifecycle.

Crucial to our ability to maintain our social licence to mine is engaging with, and listening to, the people in the communities in which we work and all our other stakeholders, in both national and local government and throughout civil society. The table below presents our related key metrics, targets and performance for the environment and communities.

Key metrics and related targets 2021

Environment		
Metrics	**Targets, aims and performance**	
Remuneration metrics *(6% of DSP performance award):*	**Related remuneration targets:**	**Performance:**
● Number of reportable environmental incidents	● No more than two reportable environmental incidents annually	● Number of reportable environmental incidents declined to five compared to eight in 2020
● GHG emissions intensity – develop a carbon budget for each operation	● 80% to 100% of operations	● Individual carbon budgets were developed for all operations, based on their respective life-of-mine plans
Other environmental metrics monitored: ● Land rehabilitated and value of related rehabilitation liabilities ● Energy use and related intensity ● GHG emissions and related intensity ● Water withdrawl and reuse ● Tailings deposited and waste management ● Water discharge and quality ● Biodiversity	**Related environmental aims:** ● Have committed to a target of net zero Scope 1 and 2 GHG emissions by 2050, in partnership with our value chain partners, to set Scope 3 GHG emissions reduction targets, if not by the end of 2023, as soon as possible thereafter ● Comply with the Global Industry Standard on Tailings Management (GISTM) by August 2025 ● Minimise new water withdrawals and maximise water reuse where possible and prevent contamination of water resources	See below, *Three-year statistics* and *<SR>* for more detail on our environmental performance in 2021.
Communities		
Remuneration metrics *(2.5% of DSP performance award):*	**Related remuneration targets:**	**Performance:**
● No. of business disruptions resulting from community unrest	● Three significant community-related business disruptions at most annually	● There was one significant community business disruption resulting from community unrest at Siguiri in Guinea
Other community metrics monitored: ● Community investment ● No. of community complaints ● No. of human rights violations	**Related aims:** ● Win trust of communities and stakeholders, equitably sharing and supporting host communities ● Work with communities and governments to deliver initiatives that will add sustainable economic value to communities ● Collaborate with governments on the formalisation of artisinal and small-scale mining (ASM)	● No human rights violations were recorded in 2021. We released our Human Rights Report in 2021 See below and the *<SR>* for more detail on our community-related and socio-economic performance in 2021.

Management of the environment

Senior operational managers are responsible for ensuring operations comply with their respective regulatory and permit requirements, as well as our Environmental Management Standards. Day-to-day management is enabled by site-level Environment Management Systems which are externally certified to the ISO 14001:2015 Standard.

Environmental compliance
All sites are certified except Obuasi whose certification was deliberately allowed to lapse while operations were suspended. Work for Obuasi's re-certification in 2022 is currently underway.

Managing our climate change impacts

Our Climate Change Strategy, approved by the board in November 2021, seeks to embed management of physical risks, transition climate risks and climate opportunities into our strategic and operational planning processes. Our climate work is further underpinned by a framework that aims to improve our climate maturity along four pillars, aligned with the TCFD themes of governance, strategy, risk management and climate metrics and targets.

In December 2021, we published our inaugural Climate Change Report, in line with TCFD recommendations. It highlights the ways in which we are working to mitigate current and future climate risks and the measures being taking to strengthen the climate resilience of our business. See *<CCR>*.

We also joined our peers in the ICMM by committing to a target of net zero Scope 1 and 2 GHG emissions by 2050, and in partnership with our value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter.

Managing and conserving water

Our water management standard mandates comprehensive understanding of water risks and the implementation of tailored management and monitoring plans, supported by context-specific objectives and targets.

Core objectives for operational water management are to minimise new water withdrawals and maximise reuse of water to the extent possible and to prevent contamination of water resources through our activities. This is achieved by either maintaining zero-water discharge on sites, or by treating and releasing excess water from the process circuit, typically the case for high rainfall sites.

During the year, the Iduapriem mine's water treatment facility was expanded to accommodate the release of greater water volumes from the process water inventory during construction and ramp up of a planned new tailings facility. Rehabilitation of Iduapriem's Block 1 waste rock facility, which required active treatment of low pH seepage water, was reworked to encapsulate acid generate rock more effectively, and to reduce rainfall infiltration.

A site-wide water optimisation project started at Tropicana is aimed at reducing water abstraction from aquifers and using water by preference, namely water from higher efficiency bores requiring less energy consumption and providing higher water yields, including those around the TSF. Variable-speed pumps with reduced energy usage, operating off the mine's internal electricity supply grid, have been introduced, eliminating the need for standalone diesel generators, which further aids in reducing greenhouse gas emissions. The project increased the site's recycled water use, and cut diesel consumption for borefield pumping by up to 35%.

Managing our tailings

AngloGold Ashanti has committed to implement, the Global Industry Standard on Tailings Management (GISTM) at all TSFs by August 2025.

While we have conducted external TSF reviews in Brazil, we have not yet set up Independent Tailings Review Boards (ITRBs) for our South American operations. We have established ITRBs for our African and Australian operations, and have reviewed the TSFs at Obuasi, Iduapriem, Geita, Tropicana and Sunrise Dam.

Integrated closure management

Our integrated closure management standard aims to ensure that our activities minimise adverse impacts on people, the environment and broader society. Our Closure Planning Standard sets a consistent benchmark across all operations and ensures a multi-disciplinary approach to identifying and managing current and future closure risks and liabilities, while identifying opportunities for value-adding initiatives and projects.



Geita , Tanzania

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA
Focus on people, safety, health and sustainability *continued*

We review and update our mine closure liability estimates quarterly to comply with legislative changes and align with business and closure plans, among others. At year-end, the consolidated group environmental liability estimate totalled $688m, which includes an obligation provision of $15m for Yatela (2020: $674m). We put in place financial instruments to ensure that resources are available to meet our closure obligations.

The social aspects of mine closure are critically important. There is a growing emphasis on contributing to resilient and sustainable communities during the lifecycle of the mining operation in order to ensure a positive legacy after closure.

> See *Environmental stewardship, Ensuring integrated closure and Resilient, self-sustaining communities* in the *<SR>*.

Contributing to resilient, self-sustaining communities

AngloGold Ashanti's foundation in community relations is built on mutual respect, transparency and trust. Our activities are guided by our Social Performance management framework that includes the Community Relations Policy and its supplementary management standards and guidelines, which are found in AngloGold Ashanti's Code of Business Principles and Ethics, *Our Code*.

All sites have stakeholder engagement plans, based on detailed annual stakeholder mapping processes. These plans are guided by our Stakeholder Engagement Management Standard, which is aligned with the International Finance Corporation's (IFC) Performance Standard 2. For more information, see *<SR>*.

Mitigating current and legacy impacts
We understand that our activities can have negative impacts on communities that must be addressed fairly and openly. Grievances are addressed using Group management principles taken from the Performance Standards of the IFC and the United Nations Guiding Principles on Business and Human Rights.

Our social impact management approach dictates that our operations must identify and mitigate past, current and future

impacts. This considers external factors such as changing socio-political and economic content and societal expectations and community concerns. All AngloGold Ashanti sites are expected to avoid or, where not possible, minimise their impacts on local communities through project design and management plans. Grievance mechanisms are critical to this process and we have in place a series of mechanisms to address community complaints. For more detail, see *<SR>*.

Socio-economic contributions
A key focus is our contribution to the development of local and host communities. We continued to engage with stakeholders on the implementation of our socio-economic development plans, guided by the Socio-Economic Contribution Standard, and invested $18.1m (excluding joint ventures) in community investment projects in the areas of education, social infrastructure, income generation initiatives and health in 2021 (2020: $20.6m, including South African operations and excluding joint ventures).



Community investment by region[1]

- 57% Africa
- 33% Americas
- 5% Australia
- 5% Corporate and other

[1] *Excludes joint ventures*



Iduapriem , Ghana



Iduapriem, Ghana

Inclusive employment and procurement

AngloGold Ashanti makes every effort to procure goods and services from local business and has held various briefing sessions to guide potential suppliers on how to participate in the supply chain. See *<SR>*

The employment of local people wherever possible is aligned with our localisation strategy and is vital in ensuring tangible value is shared with our host countries and communities.

Rights of indigenous people

Our policy is in line with international standards and treaties in the area of Indigenous Peoples' rights. We align with the ICMM Position Statement on Indigenous Peoples and the IFC's Performance Standard 7 on Indigenous Peoples. Understanding and respect for the values, traditions, and cultures of the local and indigenous communities in which we operate is ingrained in our values. See *<SR>*.

Respecting and upholding human rights

AngloGold Ashanti has a responsibility to respect human rights and, where practically possible, to leverage its position and influence to ensure that state actors protect human rights.

We have a human rights governance framework and a human rights policy in place. We are committed to the United Nations Guiding Principles and other international initiatives such as the UN Global Compact and we are a member of the Voluntary Principles on Security and Human Rights (VPSHR). See *<SR>*.

The starting point for AngloGold Ashanti's human rights work is the risk management process. Cutting across disciplines and the entire project lifecycle, the human rights risk assessment process forms part of the Group enterprise risk management system. The human rights due diligence process forms a critical part of this system. Training and communication help ensure that AngloGold Ashanti employees, contractors and suppliers, communities and governments understand what human rights are, what they mean in the context of mining and what their responsibilities are in this regard. Awareness-raising is critical, and every employee should be able to act as an advocate and ambassador for human rights. We recorded no human rights violations in 2021.

Artisanal and small-scale mining

Artisanal and small-scale mining (ASM) operations, where individuals and a growing number of organised groups mine informally and sometimes illegally, either on previously mined areas or in some cases on sites belonging to AngloGold Ashanti, are a material concern to the Company. We continue to advocate for increased efforts in the formalisation of ASM, helping to educate and provide safer work environments and alternative avenues for the people around our mines to secure a living.

At Siguiri, in Guinea, illegal mining activities in our concessions continue. We work with local and regional authorities, community leaders and other stakeholders to assist in mitigating or reducing this risk to communities and our operations. We also facilitated a process for the initiation of an ASM formalisation project here in 2020, by introducing a third party ASM expert, who is co-ordinating the project led by the Guinea Government, with our full support. Unfortunately, as a result of COVID-19 and changes in Guinea's government, the project launch has been delayed. We are hopeful that it will take place in 2022 and stand ready to support it.

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA

Ensure financial flexibility

We must ensure our balance sheet always remains able to meet our core funding needs



AngloGold Ashanti is committed to maximising long-term shareholder value and returns and so must ensure that our balance sheet remains able to meet our core funding needs. We achieve this by applying our clear and robust capital allocation framework.

The capital allocation framework prioritises investment in our asset base, to support the health and sustainability of the business. The sustaining free cash flow that comes as a result is earmarked to:

- Return cash to shareholders through our defined dividend pay-out ratio focused on dividend returns based on free cash flow before growth capital expenditure
- Self-fund growth capital expenditure, with a disciplined focus on risk-adjusted returns
- Maintain a solid balance sheet, giving us strategic flexibility through the cycle

We ensure sufficient flexibility at all times to reinvest continuously in our asset base, supporting the long-term sustainability of our business. Maintaining a strong balance sheet and reducing debt, remains important in the current operating environment where the COVID-19 pandemic presents added complexity and risk to the mining industry in general, and more so for a producer of a single, volatile commodity.

While our ability to generate free cash flow improves markedly as the gold price increases, we nonetheless maintain our focus on ensuring a strong balance sheet through all stages of the commodity cycle.

Disciplined, shareholder-focused capital allocation

Transparent allocation hierarchy to maximise long-term shareholder value and returns


Operating and capital productivity
Net operating cash flow
Sustaining capital, prioritising Ore Reserve growth
Sustaining free cash flow
Strong balance sheet
(1.0x adjusted net debt to adjusted EBITDA ratio through the cycle)
Dividends
(20% of free cash flow pre-growth capital)
Growth capital
(Targeting a return in excess of our hurdle rate)
Excess cash flow
Further debt reduction
Additional dividends should capacity exist
Growth

- Reinvesting in our asset base to support the long-term sustainability of our business
- Commitment to cash returns to shareholders
- Solid balance sheet underpins flexibility and optionality through the cycle
- Growth focused on risk-adjusted returns
- Allocation of excess cash tested against shareholder returns

One measure of the success of our capital allocation strategy is our ability to generate sustainable free cash flow through the cycle, and also our share price performance. Other metrics monitored include: adjusted net debt to adjusted EBITDA ratio (as defined in the Revolving Credit Agreements); and cash and cash equivalents.

Key metrics and related targets 2021
(35% of DSP performance award)

Measure	Target Weighting	Threshold measures	Target measures	Stretch measures	Actual achievement	2021 achievement %
Relative total shareholder return (TSR)	10.00%	Median TSR of Comparators	Halfway between median and upper quartile	Upper quartile TSR of Comparators	124.25%	15.00%
Absolute TSR	10.00%	$ COE [1]	$ COE + 2%	$ COE + 6%	124.25%	15.00%
Normalised cash return on equity (nCROE)	15.00%	$ COE	$ COE + 9%	$ COE + 18%	25.90%	15.00%

[1] Cost of equity

Performance outcomes

- The relative and absolute TSRs are based on a three-year trailing average using the average share price achieved in 2018 as the base and comparing it to the average share price achieved in 2021. The average share price in 2018 ($9.38/share) grew by 124.25% over this period, inclusive of dividends paid ($0.72/share) from January 2019 through to the end of December 2021

- Absolute TSR growth exceeded the stretch target set, while the Relative TSR performance is compared to a comparator peer group. The median TSR of the comparator peer group was 70.50% at 31 December 2021

- A three-year trailing average nCROE of 25.9% was achieved on the back of strong free cash flow generation over the same period, notwithstanding an annualised increase in shareholders' equity of 9%

- Improved balance sheet flexibility was achieved with the issuance of a $750m, seven-year bond at a record low coupon for AngloGold Ashanti of 3.375% p.a., following the issue of a $700m, ten-year bond, issued at a coupon of 3.75% p.a. in 2020. Both bonds' coupons were substantially below those of the debt they replaced, helping to maintain balance sheet flexibility while significantly reducing finance costs

- The adjusted net debt to adjusted EBITDA ratio ended the year at 0.42 times, some 58% below our target of 1 times, through the cycle

- Liquidity remains strong, providing good financial flexibility. Our cash balance of $1.15bn excludes our $499m share of the Kibali joint venture cash balance. The $1.4bn, multi-currency revolving credit facility (RCF), was largely undrawn at year end, while the $365m Corvus acquisition concluded in January 2022, post year end, was settled from cash on hand

- A total dividend for the year of 20 US cents was declared, based on the dividend pay-out ratio under the policy of 20% of free cash flow before growth capital expenditure

- Credit ratings remained unchanged at investment grade from Moody's (Baa3) and Fitch (BBB-), with negative and stable outlooks, respectively. The Standard & Poor's rating remained one notch below investment grade (BB+), with a positive outlook

For further detail on our performance in relation to this strategic pillar, see the *CFO's report and outlook* and the *<AFS>*.



Tropicana, Australia

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA
Optimise overhead, costs and capital expenditure



All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective

The group's cost performance in 2021 reflects the continued reinvestment across our portfolio, notably at the Obuasi, Iduapriem, Geita, and Tropicana operations. It also reflects significant investment in TSF compliance in Brazil.

Our overall focus remains on improving our operational performance, underpinned by the introduction of the new Operating Model, continued cost discipline and the commencement of the Full Asset Potential Review programme in 2022.

Key metrics and related targets 2021
(27.5% of DSP performance award)

Measure	Target Weighting	Threshold measures	Target measures	Stretch measures	Actual achievement	2021 achievement %
Production (shared with *Improve portfolio quality*)	12.50%	2.7Moz	2.8Moz	2.9Moz	2.472Moz	0.00%
All-in sustaining costs	15.00%	$1,230/oz	$1,205/oz	$1,180/oz	$1,355/oz	0.00%

Other metrics monitored are:
- Total cash costs
- Sustaining capital expenditure



Capital expenditure by region

1%
17%
46%
36%

■ Africa ■ Americas ■ Australia ■ Corporate and other



All-in sustaining costs
($/oz)

2017	2018	2019	2020	2021
993	942	978	1,037	1,355

■ Continuing operations

Total capital expenditure 2021: **$1.1bn**[(1)]

[(1)] *Includes joint ventures*

Performance outcomes

- Total cash costs increased 22% in 2021, or $173/oz, to $963/oz mainly due to lower grades ($121/oz) and stockpile drawdowns at certain operations ($23/oz). The second half of 2021 reflected an 8% drop in cash costs to $925/oz, on the back of a 12% increase in production from our operating assets (excluding Obuasi), helped by higher underground grades (11%), when compared to the first half of 2021

- Inflationary pressures ($40/oz) were partially mitigated by weaker local currencies, lower royalties and higher silver by-product contribution. Our proactive supply chain strategies, including holding three to six months inventories of consumables and spares, delayed the inflationary impacts and enabled business continuity during the year. We are closely monitoring the sea freight market, given capacity constraints which are squeezing lead times on deliveries, as well as freight and logistics costs. We have taken a proactive posture on managing our supply chain since the onset of the COVID-19 pandemic, and we will continue to do that to ensure resilience and continuity of supply

- Open pit grades were 26% lower year-on-year, with most operations affected other than Siguiri and Sunrise Dam. Recovered grades from underground were 3% higher year-on-year, with grade improvements at Geita and Kibali more than offsetting lower grades in Brazil, Sunrise Dam and Cerro Vanguardia

- The re-investment in our sites continues to progress with the aim of extending mine life and improving flexibility, which remain key priorities

- Sustaining capital increased by $281m or 57% mainly due to the TSF investment, as well as ongoing stripping at Tropicana and Iduapriem

- All-in sustaining costs were $1,355/oz, up 31% year-on-year, driven by the higher sustaining capital expenditure and the rise in total cash costs. AISC includes an estimated $34/oz COVID-19 impact, and an estimated $55/oz impact for Brazilian TSF compliance

For further detail on our performance in relation to this strategic pillar, see the *CFO's report and outlook* and the *<AFS>*.



Tropicana, Australia

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA
Improve portfolio quality



AngloGold Ashanti continually works to improve portfolio quality by maintaining operations, delivering on mine plans and progressing projects. Our aim is for a portfolio characterised by long-life, high-grade, low-cost assets.

Key metrics and related targets 2021

Production and portfolio		
Metrics	**Targets, aims and performance**	
Remuneration metrics *(12.5% of DSP performance award)*	**Related remuneration targets:**	**Performance:**
• Production	• Annual production of between 2.7Moz and 2.9Moz	• Produced 2.4Moz versus 2.8Moz in 2020 (excludes 241,000oz produced by previously owned South African assets)
Other metrics monitored:	**Overall portfolio aims are:**	• Added ~10% to Ore Reserve tonnes and 44% more ounces to the Proved category
• Recovered grade	• Improve confidence in our orebodies	
• Operating life	• Increase the quality of our Ore Reserve base	• Additions at first quartile Ore Reserve grades versus peers
• Investment in Ore Reserve development		
• Metres developed	• Improve operating flexibility	
• Waste stripping		

Performance

While production declined year-on year, output improved over the course of the year, increasing by 6% in the second half of the year compared to the first half. This improvement was based on the greater volumes processed and an improvement in underground grades mined.

Operating challenges during the year included lower grades and rising costs, related mostly to a shortage of skills and higher inflation, due in large part to COVID-19. While there are encouraging signs in the evolution of the pandemic, it impacted production by around 47,000 ounces, and the all-in sustaining cost by an estimated $34/oz in 2021.

Lower realised grades at certain operations came amidst the ongoing re-investment programme currently underway across the portfolio, and the temporary suspension of underground mining operations at Obuasi. This re-investment, evident in elevated capital expenditure levels, is aimed at improving orebody flexibility and increasing conversion of Mineral Resource to Ore Reserve. This capital investment is funding increased waste stripping at open pit mines, higher rates of underground development, and the transition of our Brazilian TSFs to dry-stacked structures in line with new legal requirements.



Contribution to group production by region

- 57% Africa
- 23% Americas
- 20% Australia

Total production: **2.5Moz**[1]

[1] *Includes joint ventures*

Asset review and new Operating Model

During the course of the past year, a new Operating Model was designed and its implementation begun. In terms of this new model, we aim to improve organisational effectiveness, reduce waste and duplication, narrow our focus on costs and sharpen overall operational performance and project execution. In addition, there is a sharp focus on improving cash conversion.

Our Full Asset Potential Review, which started at Sunrise Dam in February 2022 and will eventually take place at each site, is aimed at assessing the full potential of each asset in our portfolio. This is a well understood process that has had significant success across the industry, and which has not been used at our sites. We will bring in a team of specialists, led by Chief Technology Officer, Marcelo Godoy, who will provide the necessary level of expertise to look at all key strategic levers for every operation. The process will involve a detailed analysis of each asset, including mine design and key operating parameters, to understand the reasons for the gap between current and best possible performance.

The full assessment of each site will take approximately three months and will identify key areas of performance improvement to be implemented over the ensuing 18 to 24 months. This process – which will ultimately be 'owned' by each site leadership team – will be tracked until the full value of initiatives has been realised.

Projects

At Obuasi, underground operations were suspended in May 2021 following a geotechnical event and fatality. A detailed review into the incident and its causes was followed by a thorough external review of future mining fronts covering the mine design, schedule and ground management plan. Underground mining activities remained suspended until mid-October 2021 when stoping activities restarted.

Since then, the restart plan, and in particular tonnage delivered to the mill, have tracked to schedule with the processing plant achieving 2,000 tonnes per day in January. The safe ramp-up to the full mining rate of 4,000 tonnes per day is expected by the end of June 2022.

A comprehensive series of protocols has been introduced to supplement existing operating procedures at Obuasi and they are expected to add about $10 to $20 per tonne to the mine's operating costs, or about $50/oz. External consultants will continue their review of future mining areas. Areas of assessment completed include Sansu, Block 8 lower and the decline.

In terms of infrastructure, the work needed to support the ramp up to 4,000tpd is now complete (Phase 2). Phase 3 – which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS shaft and runs to end 2023 – is also proceeding according to schedule. This includes upgrading the KMS shaft and materials handling system, a new ventilation shaft, underground pump stations and refurbishment of the BSVS sub-shaft.

For 2022, we forecast production of between 240,000oz and 260,000oz at an all-in sustaining cost of $1,250/oz to $1,350/oz. Annualised production by year end 2022 is forecast at 320,000oz to 350,000oz. We expect annual production to remain at around that level in 2023 until Phase 3 is completed late that year, which will allow a step-up to 5,000 tonnes per day.

In Colombia, our proposed Quebradona gold and copper project will take longer to develop than previously anticipated following a decision by the Colombian environment agency, ANLA, to archive our environmental licence application. A thorough review and analysis of the items and further information identified as part of ANLA's archiving decision is underway. The aim is to prepare, submit and process a new environmental licence request for Quebradona. This process will result in a delay in the project.

At Gramalote, the feasibility study work completed in early 2021 has illustrated the potential to improve the economics of the project by revisiting and further optimising the original project design included in the existing mining permit. The joint operation partners believe that greater value could be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit. A Mineral Resource update is expected in early 2022. The final feasibility study results for the project are currently expected by around August 2022.

The reinvestment programmes underway at our bigger assets – Geita, Tropicana and Iduapriem – have progressed well, and remain on schedule.

For more detailed information on our portfolio and operational performance, see *Regional reviews* and the individual *Operational Profiles*.

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA
Maintain long-term optionality

We have a strong track record in replacing our Ore Reserve and Mineral Resource and in securing our long-term optionality.



Key metrics and related targets 2021

Metrics	Targets, aims and performance	
Mineral Resource and Ore Reserve (12.5% of DSP performance award):		
Remuneration metrics	**Related remuneration targets:**	**Performance**
• Ore Reserve additions*	• Additions of between 1.4Moz and 4.3Moz	• 2.7Moz added to the Ore Reserve pre-depletion
• Mineral Resource additions*	• Additions of between 3.8Moz and 11.3Moz	• 2.1Moz added to the Mineral Resource pre-depletion
Other metrics monitored • Proportion of total Ore Reserve in each category.		• Added ~10% to Ore Reserve tonnes and 44% more ounces to the Proved category.
		• Additions at first quartile Ore Reserve grades versus peers
* Pre-depletion, asset sales, mergers and acquisitions		• Maiden Mineral Resource of 3.4Moz declared for the Silicon project in Nevada.

Ore Reserve and Mineral Resource

Exploration is the foundation of our business and with our balance sheet significantly stronger, and our portfolio significantly simpler, we can safely turn to reinvesting in our ore bodies.

We are in the midst of a multi-year initiative, begun in early 2020, to increase investment in Ore Reserve development and brownfield exploration, increase Ore Reserve conversion, extend Ore Reserve life, improve mining flexibility and upgrade knowledge of our orebodies. Two years into this initiative, strong progress has been made with a cumulative addition of 8.7Moz to our Ore Reserve, before depletion, at a cost of $68/oz. Our Ore Reserve inventory has grown by 23% over this period, providing the Mineral Resource base needed to leverage and further grow the Ore Reserve.

In 2021, AngloGold Ashanti added 2.7Moz to its Ore Reserve before depletion. At Geita, where extending mine life is a priority, the Ore Reserve grew by 0.8Moz, bringing to 2.2Moz the total Ore Reserve added there over the past two years. At Iduapriem, the Ore Reserve increased by 0.9Moz, at Kibali by 0.5Moz and at Sunrise Dam by 0.4Moz – all underpinned by an expansive exploration programme.

There were steady Ore Reserve gains totalling 0.5Moz across the rest of the portfolio.

Americas

On the greenfield front, we declared a maiden Mineral Resource of 3.4Moz at Silicon in Nevada, United States. Following the acquisition of Corvus in January 2022, a further Mineral Resource will be added in 2022. Our aim is to use this acquisition as a foothold in the region to establish a meaningful, low-cost, long-life production base over the medium term. This regional consolidation has the potential for significant synergies, including economies of scale and integrated infrastructure relating to water rights, adjacent concessions and processing facilities.

Our conceptual development plan for the district envisions:

- North Bullfrog deposit (previously owned by Corvus) – to be developed first with initial production expected within three years
- Silicon – a 3.4Moz Mineral Resource with growth potential
- Mother Lode deposit (previously owned by Corvus) – to be developed last

There is potential to supplement this schedule with various other prospective deposits now being explored across the tenement. These deposits will be developed in a modular fashion, mined

initially as open pits with processing by means of heap leach and gravity recovery where applicable.

Africa

The expansion of the underground operations at Geita continued during the year with development of the newly established Geita Hill underground mine progressing. Ore Reserve access development is also being accelerated at Geita Hill underground after the delayed granting of the required approvals.

Mining operations continue at Nyamulilima open pit and, in the short term, production is planned to be lower compared to previous periods, and costs higher, as we focus on fortifying high-grade ore access at Geita in coming months.

Geita had another successful year in 2021 on the exploration front – adding 800,000oz before depletion with strong additions at Nyamulilima and Geita Hill East. This was the fourth consecutive year in which the Ore Reserve grew net of depletion with the Ore Reserve growing 112% from 1.25Moz in 2017 to 2.65Moz in 2021. Geita is currently on track to achieve our target of consistently having three to four years of Ore Reserve ahead at the right balance between development and ore extraction.

Brownfield exploration at Iduapriem contributed about 900,000oz to the mine's Ore Reserve, pre-depletion.

Australia

At our Australia operations, the focus is on improving mining flexibility at Sunrise Dam where our reinvestment programme contributed ~700,000oz to the Mineral Resource and ~400,000oz to the Ore Reserve, pre-depletion, in 2021.

For more detailed information on our long-term optionality, Mineral Resource and Ore Reserve and greenfield and brownfield exploration, see *Mineral Resource and Ore Reserve - summary, Exploration and planning for the future* and *<R&R>*.



Iduapriem, Ghana

REGIONAL PERFORMANCE
AFRICA



● Operation ○ Project



57%
contribution to group production



$1.3bn[1]
invested in the Africa operations over the past three years

[1] *Includes joint ventures*

Our operations in Africa

Africa is currently home to five of our operations, with one – Kibali – managed by Barrick Gold Corporation. These operations, which contributed 57% or 1.4Moz to total annual group production in 2021, are in Ghana (Iduapriem and Obuasi), Guinea (Siguiri), Tanzania (Geita) and the DRC (Kibali).

At the end of 2021, our African operations accounted for 65% of the group's total Ore Reserve and 45% of its total Mineral Resource.

Operational Excellence initiatives aimed at unlocking value and offsetting current cost and production challenges in the short term remain key while the Full Asset Potential Review will be instrumental in realising latent value from these assets in the medium to long term. Growth and expansion projects are underway at Siguiri, Iduapriem and Geita while Phase 3 of the Obuasi Redevelopment Project continues.

The Africa operations employed an average of 17,260 people, of whom 10,781 were contractors, in 2021.

Successes

- Strong safety performance – Iduapriem, Geita and Siguiri remained fatality-free for the year
- Mining started at the Nyamulilima open pit (Geita), which is expected to produce more than one million ounces of gold over the next six years
- 21% year-on-year increase in Siguiri's production, boosted by a 17% improvement in recoveries and the start of mining from higher-grade Block 2 ore body
- Completion of Phase 2 of Obuasi's Redevelopment Project

Challenges

- Voluntary suspension of underground operations at Obuasi after a fatal incident following a sill pillar failure, which impacted the region's production
- Cost pressures at Iduapriem, due mainly to the investment required for waste stripping needed to access blocks 7 and 8 and the planned construction of a new TSF
- Impact of the ongoing COVID-19 pandemic in absenteeism and labour availability on some skill categories
- Negative short-term effect on costs due to re-investment programme and increased reliance on lower-grade stockpiles during transitional period
- Political uncertainty in Guinea following coup d'etat

Outlook for 2022

- Safely maintain solid performance across the region
- Obuasi is scheduled to ramp up to 4,000tpd by mid-year, with production of about 240,000oz to 260,000oz; progress Phase 3
- Continued ramp up of underground and open pits at Geita
- Growth capital expenditure of approximately $100m has been allocated to Obuasi for completion of Phase 3 of the redevelopment project and approximately $60m for the construction of a new TSF at Iduapriem, as well as smaller amounts at Geita and Siguiri
- Marginal improvements in production are expected at Iduapriem and Siguiri, and consistent performances at the remaining assets
- Progress the Full Asset Potential Review, which began during the first quarter of 2022 at Siguiri

Performance summary

Production for the year was 1.4Moz (2020: 1.6Moz), achieved at a total cash cost of $904/oz (2020: $757/oz), as the region executes the re-investment programme and various growth projects

Higher all-in sustaining cost of $1,161/oz (2020: $935/oz), because of lower production

Capital expenditure for the region was $506m (2020: $397m)

Safety performance deteriorated with one occupational fatality and an all injury frequency rate of 0.61 per million hours worked versus 0.55 in 2020

Community investment of $10.5m (2020: $12.9m)

All Africa operations certified in terms of International Cyanide Management Code, ISO 45001 (health and safety) and ISO 14001, with the exception of Obuasi where work for its recertification in terms of the Cyanide Code and ISO 14001 is currently in progress

Solid performances at Geita, Siguiri and Kibali supported production and helped to offset stalled production at Obuasi where underground operations were suspended following a fatal incident in May 2021.

The increase in the regional all-in sustaining unit cost was a result of higher underground mining costs at Geita, because of the step up in ore and waste volumes and higher sustaining capital spend for waste stripping at Teberebie Cut 2 at Iduapriem. Also, higher royalty costs were seen across the operations due to the increase in the gold price received.

Capital expenditure was largely spent on underground Ore Reserve development projects, which continued at Geita, and pre-stripping at Iduapriem (Teberebie Cut 2) to provide access to orebodies identified for future gold extraction. The balance of sustaining capital investment was used for capitalised exploration and sustaining projects to improve asset integrity and realise business improvements across the operations, to ensure safe and sustainable growth and production.

At Geita, substantial progress was made opening up the Nyamulilima open pit, commencing production and remaining on track to achieve full planned operation by the end of 2022. Another notable achievement was the development of the Geita Hill underground mine for which a maiden Ore Reserve has been declared and where steady state operations are also expected by the end of 2022.

Kibali's metallurgical plant performed well overall. The increased tonnages processed during 2021 were driven by the greater volumes of open-pit tonnes mined compared to 2020 and yielded 812,152oz. Kibali's Ore Reserve net of depletion is expected to increase for the third successive year in 2022, maintaining its plus 10-year life as a Tier One asset.

The grind and recovery optimisation continued at Siguiri's combination plant during the year, and treatment of carbonaceous material started. The Block 2 project yielded its first ore once the haul road was completed between the remote deposit and the plant at Block 1.

The implementation of an initial three-year re-investment plan to revise and extend Iduapriem's mine life is underway. This plan involves accelerated waste stripping from the Block 7 and 8 pit, initially from Teberebie Cut 2. Longer term options are to strip waste from Cuts 5 and 6. The re-investment plan includes increasing TSF capacity to match the revised mine plan.

Obuasi update

Underground mining activities resumed in the fourth quarter of 2021, after they were voluntary suspended in May 2021 immediately following the failure of a sill pillar. Towards the end of the first quarter of 2022, the restart plan was tracking to schedule. Construction of the major infrastructure to support the ramp up to 4,000tpd was complete by year end, with the paste-fill plant and GCVS vent fans commissioned. The KRS hoisting system is in service and the ramp up to 4,000tpd is targeted for the end of the first half of 2022. Forecast production for 2022 is around 240,000oz to 260,000oz at an all-in sustaining cost of $1,250/oz to $1,350/oz. Major infrastructure works are required to support a further ramp up of production. This will include the upgrade of the KMS shaft and KMV shaft as well as the development of a new ventilation shaft. We will continue the Ore Reserve development to access Block 11. Phase 3 construction is expected to be completed at the end of 2023 when the mining rate is planned to lift to 5,000tpd.



Attributable production (000oz)



AIFR (per million hours worked)



Productivity (oz/TEC)



Total cash and all-in sustaining costs ($/oz)

REGIONAL PERFORMANCE
AMERICAS



● Operation ○ Project

United States
Colombia
Brazil
Argentina



23%
contribution to group production

$810m
invested in the Americas
over the past three years

Our operations in the Americas

The Americas hosts three of our operations – one in Argentina and two in Brazil – as well as two greenfield projects in Colombia and a significant new greenfield development in Nevada in the United States.

These operations accounted for 25% of the group's total Ore Reserve and 47% of its total Mineral Resource at the end of 2021.

The Americas operations contributed 23% or 559,000oz to total annual group production in 2021. These sites are in Argentina (Cerro Vanguardia) and Brazil (Serra Grande and AGA Mineração

complex, which comprises the Cuiabá and Córrego do Sítio mines). The portfolio also includes the Quebradona and Gramalote projects in the Colombian department of Antioquia, which are undergoing environmental permitting and feasibility study respectively, while the La Colosa Project, in the department of Tolima, remains in force majeure. In the United States, the greenfield concessions – which include adjacent assets acquired with the Corvus acquisition – are located in the Beatty District in southern Nevada.

The Americas operations employed an average of 9,972 people, of whom 3,520 were contractors, in 2021.

Successes

- Conversion of TSFs in Brazil to dry-stacking facilities, in line with Brazilian legislation, continued:
  - Cuiabá and Córrego do Sítio commissioned two new filter plants, with a third to be added in 2022
  - Serra Grande reinforced existing TSF and commissioned two new filter plants
- Cerro Vanguardia completed expansion of on-site accommodation to create added flexibility during periods of lock down among other things
- Corvus acquisition finalised in January 2022, giving us a prime position in the Beatty District in southern Nevada, the largest new gold area in the United States

Challenges

- Direct and indirect impacts of the ongoing COVID-19 pandemic continued to be felt across the region, hampering production and causing higher costs at all operations
- Increased cost pressures due to lower production, inflation and dry-stack conversion of our TSFs in Brazil – around $140m was spent on TSF conversions in 2021, a peak year for TSF investment. Costs are expected to be material from 2022 – 2025 but will decline over time
- The combination of lower production and higher sustaining capital contributed to abnormally high all-in sustaining unit costs

Outlook for 2022

- Full Asset Potential Review is due to begin at AGA Mineração's Cuiabá complex during 2022
- Continue inward investment programme to improve Ore Reserve life and enhance operating flexibility at all operations
- Evaluate Gramalote enhanced feasibility results due during the third quarter, and decide on future course of action
- Continue engagement with environmental regulator in Colombia regarding Quebradona permit application and take steps necessary to address any deficiencies in original permit application

- Progress completion of the TSF conversion programme across all operations in Brazil
- In Nevada our technical team has initiated its evaluation of the Corvus Mineral Resource and, for 2022, multiple activities are either underway or planned including:
  - Ore Reserve-conversion drilling at North Bullfrog and Silicon
  - Prefeasibility study underway at Silicon and a concept study for the Merlin deposit is scheduled to begin
  - Permitting for North Bullfrog, which is due to start before mid-year

🕐 Performance summary

Production for the year was 559,000oz (2020: 649,000oz), achieved at a total cash cost of $921/oz (2020: $721/oz)
Higher AISC of $1,587/oz (2020: $1,003/oz), because of lower production and high levels of sustaining capital expenditure, largely in relation to the TSF conversion initiative
One occupational fatality in Brazil, at Serra Grade, in February 2021. The all injury frequency rate improved to 3.55 (2020: 3.68)
Community investment of $5.8m (2020: $6.2m)
All American operations certified in terms of International Cyanide Management Code, ISO 45000 (health and safety) and ISO 14001
Capital expenditure of $398m (2020: $217m)

The year in review was a challenging one for the Americas operations, which faced significant headwinds from COVID-19. There were, however, improvements in the second half of the year with production up 14% versus the first half. Sites faced a range of first- and second-order consequences of the pandemic, with Brazil experiencing significant absenteeism during the first half of the year, and Argentina's production limited due to a range of travel and shift-rotation restrictions in response to various waves of the outbreak.

In Brazil, at both AGA Mineração and Serra Grande, plant throughput was scaled back during the second half to ensure tailings deposition remained within legally mandated limits while the conversion programme for the conversion of TSFs to dry-stacking facilities, was fast tracked. At AGA Mineração, operating challenges at Córrego do Sítio were partly offset by improvement at the larger Cuiabá mine, where tonnes of ore treated increased year-on-year.

At Cerro Vanguardia, where silver revenues are offset against gold cash costs, the negative impact of reduced capacity due to COVID-19 restrictions was partly offset by continued weakness in the Argentinean peso against the US dollar and higher volumes of silver produced and sold.

In Colombia, the Quebradona Project remains an attractive long-life, high-grade, low-cost project which will add copper production to our portfolio. At Gramalote, a joint operation with B2Gold, the final feasibility study for the project is expected to be delivered during the course of 2022. Colombia's environmental agency (ANLA) took the decision to archive our environmental licence application relating to the Quebradona project. AngloGold Ashanti has filed an appeal seeking to secure further details on the specific additional information the agency would require in order to be able to prepare a licence submission that would meet the agency's requirements. This prcess will result in a delay of the project.

Nevada strategy

AngloGold Ashanti completed its acquisition of Corvus on 18 January 2022, consolidating much of the largest new gold district in Nevada. This provides AngloGold Ashanti the opportunity to establish, in the medium and longer term, a meaningful, low-cost, long-life production base in a premier mining jurisdiction.

As the Company has previously indicated, the consolidation of the Beatty District has the potential for significant synergies from economies of scale and integrated infrastructure, including water rights, adjacent concessions and processing facilities. The combined asset base also allows for unified engagement with federal, state and local stakeholders to advance and achieve shared sustainability goals and other district benefits, such as opportunities to design projects incorporating renewable energy, as well as develop conservation and other local projects in conjunction with the Beatty community. Following the completion of the Corvus transaction, water rights that will form an important part of the district's development, have transferred to AngloGold Ashanti.

The Company's conceptual development plan for the district envisions the North Bullfrog deposit – previously owned by Corvus – being developed first, with initial production expected in the next three years. This is expected to be followed by AngloGold Ashanti's Silicon deposit – which has declared a maiden 3.4Moz Mineral Resource – and then potentially the Merlin target near Silicon. The timing for mining activities at the Mother Lode deposit is expected to start only in the long term after the Company completes additional study work. This initial development schedule is expected to be supplemented by various other prospective deposits being explored across the tenement. It is expected that deposits will be developed in a modular fashion, mined initially as open pits and processed using heap leach and gravity recovery where applicable. This pathway provides the opportunity for project capital expenditure intensity to develop in a staged fashion. The district is expected to yield more than 300,000oz annually over more than a decade at a Tier One cost structure. Sulphide processing and underground mining will be evaluated in the longer term. AngloGold Ashanti's technical team has initiated the process of evaluating the Corvus' Mineral Resource. For 2022, multiple activities are planned to take place in the district, with requisite drilling underway at North Bullfrog and Silicon, with an aim to convert Mineral Resource to Ore Reserve. We also plan to begin a pre-feasibility study at Silicon and initiate a concept study for the Merlin deposit. The permitting process for North Bullfrog is expected to start in the first half of 2022. Importantly, given the various deposits across the tenement, our approach to mapping these deposits is expected to take place over a number of years in a staged and de-risked manner.



Attributable production (000oz)



AIFR (per million hours worked)



Productivity (oz/TEC)



Total cash and all-in sustaining costs ($/oz)

REGIONAL PERFORMANCE
AUSTRALIA



● Operation ○ Project



20%
contribution to group production



$477m
invested in the Australia operations over the past three years

Our operations in Australia

The two AngloGold Ashanti operations in Australia are Sunrise Dam and Tropicana, both of which are in the north-eastern goldfields in the state of Western Australia. Sunrise Dam is wholly owned, while we have a 70% holding in, and manage, Tropicana, with Regis Resources Ltd, our partner, holding the balance. Regis Resources acquired the stake in Tropicana from IGO Ltd on 31 March 2021. Sunrise Dam includes the Butcher Well project (70%).

Together, these operations produced 494,000oz in 2021 (2020: 554,000oz), contributing about 20% to group production.

At the end of 2021, the Australian operations accounted for about 10% of the group's total Ore Reserve and 8% of its total Mineral Resource.

The Australian operations employed an average of 1,332 people, of whom 1,044 were contractors, in 2021.

Successes

- Improved mine flexibility remained a strong focus at Sunrise Dam where the investment in exploration added 0.7Moz to its Mineral Resource and 0.4Moz to Ore Reserve in 2021 (pre-depletion)
- Sunrise Dam's Golden Delicious open pit, where mining is carried out by indigenous mining contractor Carey Mining, achieved all planned metrics in 2021
- Waste stripping continued at Tropicana's Havana pit while ore and waste were mined from the Boston Shaker pit as well as Havana
- The Boston Shaker underground operation successfully ramped up and is performing in line with the feasibility study
- All staff and contractors are fully vaccinated as per Western Australia's state-wide mandate for all fly-in, fly-out mineworkers and visitors to mine and exploration sites

Challenges

- Productivity at both mines impacted by acute skilled labour shortages across the Australian mining sector. Western Australia's strict COVID-related border closures prevented the interstate movement of fly-in, fly-out employees and constrained recruitment from outside the state. The labour shortage was compounded by demand from new projects and project expansions in the state, driven by strong commodity prices, especially iron ore
- Production at Tropicana was also hampered by a pit-wall failure in the Boston Shaker open pit during the third quarter of 2021, delaying production by about 30,000oz
- Tonnes mined at Sunrise Dam's underground mine were lower than expected, largely due to labour shortages
- A stronger Australian dollar impacted costs

Outlook for 2022

- The lower stripping rates in 2021 will impact production in the next one to two years. To mitigate this, and ensure production potential in future years (particularly 2023 and 2024), a primary focus in 2022 will be the optimal sequencing of the pits and ensuring waste stripping is carried out on schedule
- Work will continue to build the pipeline of skilled personnel for our sites, including the Company's successful graduate programme and traineeships
- Our Full Asset Potential review began at Sunrise Dam in February 2022. The aim of the review is to complete a detailed analysis of each asset, including mine design and key operating parameters, and to understand the reasons for the gap between current and best possible performance



Performance summary

Production for the year was 494,000oz (2020: 554,000oz), achieved at a total cash cost of $1,196/oz (2020: $968/oz)

Higher all-in sustaining cost of $1,500/oz (2020: $1,225/oz)

Capital expenditure of $185m (2020: $143m)

Safety performance regressed, from an AIFR of 3.74 per million hours worked in 2020, to 6.59. The increase in number of incidents in 2021 is attributed to a range of COVID-related factors, including high employee turnover (see comment on labour market above) coupled with an increase in the proportion of inexperienced workers

Community investment of $1.01m (2020: $0.81m)

All operations certified in terms of the Cyanide Code, ISO 45000 (health and safety) and ISO 14001

While production declined year-on-year, the Australia assets recorded a stronger second half of the year with output improving by 23%, when compared to the first half of the year.

At Sunrise Dam the new, higher-grade and shallower Frankie orebody was accessed at year-end, and 1.09Mt of ore was mined from the new, relatively short life Golden Delicious open pit, displacing lower grade stockpile material from mill feed in the second half of the year. Recovery rates also improved in the second six months of 2021 versus the first half. Mining at Golden Delicious is progressing well, with this material stockpiled and blended with underground ore to optimise throughput and production.

At Tropicana, open pit material movement was lower than planned in 2021, due primarily to the severe shortage of skilled operators and maintenance personnel. The mine plan was adjusted to mitigate this shortfall and reduce the impact on gold production. Progress in the lower priority (bulk waste) work areas suffered as a consequence, resulting in less waste stripping of cutbacks being carried out.



Sunrise Dam, Australia



Attributable production (000oz)

2017	2018	2019	2020	2021
559	625	614	554	494



AIFR (per million hours worked)

2017	2018	2019	2020	2021
8.53	9.14	7.33	3.74	6.59



Productivity (oz/TEC)

2017	2018	2019	2020	2021
47.87	49.55	44.85	37.50	30.93



Total cash cost and all-in sustaining costs ($/oz)

	2017	2018	2019	2020	2021
Total cash costs	743	762	730	968	1,196
All-in sustaining costs [1]	1,062	1,038	990	1,225	1,500

[1] World Gold Council Standard

MINERAL RESOURCE AND ORE RESERVE – SUMMARY

Responsible management of our Mineral Resource and Ore Reserve, our exploration programme and related planning, is vital in optimising the operating lives of our portfolio.

AngloGold Ashanti strives to actively create value by growing its major assets – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfield and greenfield exploration programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio. Ensuring a viable Mineral Resource and Ore Reserve pipeline enables delivery of sustained value-adding growth in the long term.

Responsible management of our Mineral Resource and Ore Reserve, our exploration programme and related planning, is vital in optimising the operating lives of our portfolio. In so doing, AngloGold Ashanti ensures that it is able to deliver on its strategy and the related strategic objectives in particular, namely, to maintain long-term optionality and improve the quality of our portfolio. See also *Exploration and planning for the future* in this report.

Reporting compliance

AngloGold Ashanti's Mineral Resource and Ore Reserve are reported as at 31 December 2021, in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition) and Section 12.13 of the JSE Listings Requirements (as updated from time to time).

We achieve this by ensuring the principles of integrity, transparency and materiality are central to the compilation of the *<R&R>* and by using reporting criteria and definitions as detailed in the SAMREC Code. In complying with the SAMREC Code the changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company.

AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the SAMREC Code, apart from the maiden Mineral Resource declaration for Silicon. The Company will continue, however, to provide the high level of detail it has in previous years to comply with the transparency requirements of the SAMREC Code.

Price assumptions

The SAMREC Code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

In the case of Sunrise Dam, the 2021 Ore Reserve estimate reflects that the mine is two years into a three-year "growth through exploration" phase that aims to unlock the value of the asset, with Ore Reserve growth the initial step in a move towards realising the full asset potential. The Ore Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Ore Reserve life.

This has meant that significant marginal material was included in the plan in order to keep the plant operating at full capacity.

The Ore Reserve has been evaluated economically and shown to be cash flow positive at a $1,500/oz gold price. It is AngloGold Ashanti's opinion that there is sufficient margin between this price and the current spot price of gold for this to define an Ore Reserve.

Gold price

The following local prices of gold were used as a basis for estimation in the December 2021 declaration, unless otherwise stated:

	Gold price $/oz	Local prices of gold			
		Australia AUD/oz	Brazil BRL/oz	Argentina ARS/oz	Colombia COP/oz
2021 Ore Reserve	**1,200**	**1,633**	**6,182**	**134,452**	**3,849,000**
2020 Ore Reserve	1,200	1,604	5,510	119,631	4,096,877
2021 Mineral Resource	**1,500**	**2,072**	**7,940**	**173,065**	**5,336,250**
2020 Mineral Resource	1,500	2,170	7,682	142,507	5,094,827

Copper price

The following copper price was used as a basis for estimation in the December 2021 declaration:

	Copper price	
	$/lb	COP/lb
2021 Ore Reserve	**2.90**	**9,302**
2020 Ore Reserve	2.65	9,047
2021 Mineral Resource	**3.50**	**12,451**
2020 Mineral Resource	3.30	11,209

Mineral Resource

Gold

The AngloGold Ashanti Mineral Resource reduced from 124.5Moz in December 2020 to 123.2Moz in December 2021. This annual net decrease of 1.3Moz includes depletion of 2.9Moz, the relinquishment of the lease for Obuasi's Anyankyirem open pit of 0.4Moz, changes in economic assumptions of 2.3Moz and other factors of 1.4Moz (including the write-off of 0.6Moz for AGA Mineração Nova Lima Sul). This decrease is partially offset by additions due to exploration and modelling changes of 5.7Moz. The Mineral Resource was estimated using a gold price of $1,500/oz, unless otherwise stated (2020: $1,500/oz).

Mineral Resource – Gold

		Moz
Mineral Resource as at 31 December 2020		**124.5**
Disposal	At Obuasi, the Anyankyirem open pit mining lease was relinquished.	(0.4)
	Sub-total	124.1
Depletions		(2.9)
	Sub-total	121.2
Additions	Due to:	
Silicon	A maiden Mineral Resource was declared after the completion of a positive conceptual study based on the greenfield exploration success.	3.4
Geita	Increase due to ongoing grade control and successful exploration activities. Following a review of mining cost for 2021 the resultant reduction in cost led to further increases.	0.9
Sunrise Dam	Increase due to ongoing advanced grade control and exploration activities partially offset by minor local changes in gold price and an overall increase in costs.	0.7
Kibali	Changes were largely as a result of exploration, with gains seen from the open pits, specifically from Oere, Pamao, KCD and Gorumbwa as well as from the initial Inferred Mineral Resource definition of the 11000 lode in the underground.	0.6
Other	Additions less than 0.5Moz	0.3
	Sub-total	127.1
Reductions	Due to:	
Obuasi	Changes primarily due to model changes in the historic mining areas in the north of the mine which accounted for an overall reduction.	(2.2)
Iduapriem	New grade control drilling at Block 3W resulted in a decrease in model grade and re-interpretation of the intrusives in the deeper portions of Blocks 7 and 8 resulted in further losses. These were partially offset by lower costs resulting from a new long-term contract resulting in additions.	(0.6)
Other	Reductions less than 0.5Moz	(1.1)
Mineral Resource as at 31 December 2021		**123.2**

Copper

The AngloGold Ashanti Mineral Resource reduced from 4.39Mt (9,677Mlb) in December 2020 to 4.26Mt (9,384Mlb) in December 2021 due to methodology changes of 0.13Mt (293Mlb). The Mineral Resource was estimated at a copper price of $3.50/lb (2020: $3.30/lb).

Mineral Resource – Copper

		Mt	Mlb
Mineral Resource as at 31 December 2020		**4.39**	**9,677**
Reductions	Due to:		
Quebradona	Decreases resulted from the remodelling of the orebody including three new drill holes.	(0.13)	(293)
Mineral Resource as at 31 December 2021		**4.26**	**9,384**

MINERAL RESOURCE AND ORE RESERVE – SUMMARY continued

Ore Reserve

Gold

The AngloGold Ashanti Ore Reserve increased from 29.7Moz in December 2020 to 29.8Moz in December 2021. This annual net increase of 0.1Moz includes additions due to exploration and modelling changes of 4.1Moz. This increase was partially offset by depletion of 2.6Moz and reductions due to other factors of 1.4Moz. The Ore Reserve was estimated using a gold price of $1,200/oz, unless otherwise stated (2020: $1,200/oz).

Ore Reserve – Gold

		Moz
Ore Reserve as at 31 December 2020		**29.7**
Depletions		(2.6)
	Sub-total	**27.1**
Additions	Due to:	
Iduapriem	The net increase is primarily due to the decrease in costs resulting from signing a new mining contract and operational changes.	0.9
Geita	The significant increase is mainly due to ongoing drilling exploration success resulting in larger pit designs. The open pit shell and underground slope design changes contributed to an increase of 27% and 3% to the Ore Reserve respectively.	0.8
Kibali	The increase in Ore Reserve was primarily as a result of the conversion of the 3000 and 9000 lode extensions in the KCD underground, and the addition of the Oere pit and growth in the Pamao pit due to exploration successes. The price used for pit optimisation at Pakaka and Gorumbwa also changed from $1,000/oz to $1,200/oz which contributed to the increase seen.	0.5
Sunrise Dam	The increase in the reported Ore Reserve is due to exploration success and a revised methodology for underground stope optimisation offset by more conservative extraction ratios and increased unit costs.	0.4
Other	Additions less than 0.3Moz	0.5
	Sub-total	**30.2**
Reductions	Due to:	
Obuasi	Operational changes primarily associated with design reviews in historically mined areas to eliminate low confidence stopes resulted in a net decrease which was partially offset by methodology changes.	(0.4)
Other	Reductions less than 0.3Moz	(0.0)
Ore Reserve as at 31 December 2021		**29.8**

Copper

The AngloGold Ashanti Ore Reserve increased from 1.41Mt (3,105Mlb) in December 2020 to 1.47Mt (3,250Mlb) in December 2021. This gross annual increase of 0.07Mt (145Mlb) is due to methodology changes. The Ore Reserve was estimated at a copper price of $2.90/lb (2020: $2.65/lb).

Ore Reserve – Copper

		Mt	Mlb
Ore Reserve as at 31 December 2020		**1.41**	**3,105**
Additions	Due to:		
Quebradona	Result of an update in the Mineral Resource model due to three new drill holes, in addition to an upgrade in Mineral Resource classification based on conditional simulation.	0.07	145
Ore Reserve as at 31 December 2021		**1.47**	**3,250**

Note:

The Mineral Resource, as reported, is inclusive of the Ore Reserve component, unless otherwise stated. Mineral Resource and Ore Reserve estimates are reported as at 31 December 2021 and are net of 2021 production depletion. Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the SAMREC Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage content for gold to two decimals and tonnage content for copper with no decimals.

By-products

Several by-products will be recovered as a result of processing of the gold Ore Reserve and copper Ore Reserve. These include 0.43Mt of sulphur from Brazil, 20.5Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.

Corporate governance

AngloGold Ashanti has an established Mineral Resource and Ore Reserve Steering Committee (RRSC), which is responsible for setting and overseeing the Company's Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the Company's goals and objectives while complying with all relevant regulatory codes. Its membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.

The Audit and Risk Committee and Investment Committee review the Mineral Resource and Ore Reserve and make a recommendation to the board, which provides final approval for the publication of the Mineral Resource and Ore Reserve.

AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Ore Reserve estimates. In 2021, the following operations were subject to an external review in line with the policy that each operation or project will be reviewed by an independent third party on average once every three years:

- Mineral Resource and Ore Reserve at Iduapriem
- Mineral Resource and Ore Reserve at Obuasi
- Mineral Resource and Ore Reserve at Kibali
- Mineral Resource and Ore Reserve at Serra Grande
- Mineral Resource and Ore Reserve at Sunrise Dam
- Mineral Resource and Ore Reserve at Tropicana

The external reviews of the Mineral Resource and Ore Reserve were conducted by SRK Consulting for the mines operated by AngloGold Ashanti. Certificates of sign-off have been received for all AngloGold Ashanti managed operations and projects to state that the Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code. In the case of Kibali, an independent technical review of the annual Mineral Resource and Ore Reserve estimates was undertaken by RSC Mining and Mineral Exploration on behalf of the managing partner Barrick. No significant flaws were identified.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve governance framework is underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to comply with the guiding principles of the US Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the U.S. Securities and Exchange Commission (SEC) – under Subpart 1300 of Regulation S-K (Regulation S-K 1300) – and the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the Company's RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

Where technical experts involved in the estimation of Mineral Resource or Ore Reserve feel that their technical advice has been ignored and may represent a risk to the Mineral Resource or Ore Reserve to be published, they are obliged to inform the Mineral Resource and Ore Reserve Steering Committee in writing. AngloGold Ashanti's Whistle Blowing Policy and links can be found at *https://www.anglogoldashanti.com/sustainability/governance/ethics/* and can also be used if the person deems they will be compromised in the process.

Competent persons

The information in this report relating to Exploration Results, Mineral Resource and Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali (which uses a Competent Person employed by Barrick) and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and relevant to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all the Ore Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This is detailed in the *<R&R>*. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in the *<R&R>* report, in the form and context in which it appears.

Accordingly, the chairperson of the Mineral Resource and Ore Reserve Steering Committee, Mr. VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. Mr. VA Chamberlain has 34 years' experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa.

A detailed breakdown of our Mineral Resource and Ore Reserve and backup detail is available on the AngloGold Ashanti website *www.anglogoldashanti.com*. The full comprehensive *<R&R>* may be accessed at *www.aga-reports.com*.

MINERAL RESOURCE AND ORE RESERVE – SUMMARY continued

Mineral Resource by region, inclusive of Ore Reserve (attributable)

Gold

as at 31 December 2021	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Africa	Measured	56.44	3.38	191.03	6.14
	Indicated	361.14	2.52	909.64	29.25
	Inferred	179.17	3.43	613.98	19.74
	Total	**596.75**	**2.87**	**1,714.66**	**55.13**
Americas	Measured	114.47	1.33	151.88	4.88
	Indicated	1,203.75	0.90	1,085.22	34.89
	Inferred	767.87	0.75	576.86	18.55
	Total	**2,086.08**	**0.87**	**1,813.96**	**58.32**
Australia	Measured	56.08	1.35	75.74	2.44
	Indicated	58.45	1.73	101.24	3.26
	Inferred	50.07	2.53	126.83	4.08
	Total	**164.59**	**1.85**	**303.82**	**9.77**
AngloGold Ashanti	Measured	226.98	1.84	418.66	13.46
	Indicated	1,623.33	1.29	2,096.11	67.39
	Inferred	997.11	1.32	1,317.67	42.36
	Total	**2,847.42**	**1.35**	**3,832.44**	**123.22**

Copper

as at 31 December 2021	Category	Tonnes million	Grade %Cu	Contained copper Tonnes million	Pounds million
Americas	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	**620.02**	**0.69**	**4.26**	**9,384**
AngloGold Ashanti	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	**620.02**	**0.69**	**4.26**	**9,384**

Ore Reserve by region (attributable)

Gold

as at 31 December 2021	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Africa	Proved	41.33	2.58	106.54	3.43
	Probable	183.69	2.72	499.29	16.05
	Total	**225.02**	**2.69**	**605.84**	**19.48**
Americas	Proved	11.11	2.70	29.99	0.96
	Probable	203.74	0.98	199.60	6.42
	Total	**214.86**	**1.07**	**229.60**	**7.38**
Australia	Proved	26.41	1.46	38.43	1.24
	Probable	25.31	2.13	54.04	1.74
	Total	**51.73**	**1.79**	**92.47**	**2.97**
AngloGold Ashanti	Proved	78.86	2.22	174.97	5.63
	Probable	412.74	1.82	752.93	24.21
	Total	**491.60**	**1.89**	**927.90**	**29.83**

Mineral Resource by region, exclusive of Ore Reserve (attributable)

Gold

as at 31 December 2021	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Africa	Measured	13.16	3.98	52.32	1.68
	Indicated	179.46	2.36	422.86	13.60
	Inferred	179.17	3.43	613.98	19.74
	Total	**371.79**	**2.93**	**1,089.15**	**35.02**
Americas	Measured	64.29	1.50	96.24	3.09
	Indicated	1,035.46	0.87	897.36	28.85
	Inferred	767.37	0.75	576.25	18.53
	Total	**1,867.11**	**0.84**	**1,569.85**	**50.47**
Australia	Measured	29.92	1.25	37.49	1.21
	Indicated	33.13	1.42	47.21	1.52
	Inferred	50.07	2.53	126.83	4.08
	Total	**113.12**	**1.87**	**211.52**	**6.80**
AngloGold Ashanti	Measured	107.37	1.73	186.05	5.98
	Indicated	1,248.04	1.10	1,367.43	43.96
	Inferred	996.61	1.32	1,317.06	42.34
	Total	**2,352.02**	**1.22**	**2,870.53**	**92.29**

Copper

as at 31 December 2021	Category	Tonnes million	Grade %Cu	Contained copper Tonnes million	Pounds million
Americas	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	**500.01**	**0.56**	**2.78**	**6,134**
AngloGold Ashanti	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	**500.01**	**0.56**	**2.78**	**6,134**

Ore Reserve by region (attributable) continued

Copper

as at 31 December 2021	Category	Tonnes million	Grade %Cu	Contained copper Tonnes million	Pounds million
Americas	Proved	–	–	–	–
	Probable	120.01	1.23	1.47	3,250
	Total	**120.01**	**1.23**	**1.47**	**3,250**
AngloGold Ashanti	Proved	–	–	–	–
	Probable	120.01	1.23	1.47	3,250
	Total	**120.01**	**1.23**	**1.47**	**3,250**

EXPLORATION AND PLANNING FOR THE FUTURE

Our exploration programmes enable us to ultimately expand our Ore Reserve and are based on consistent standards and processes across the AngloGold Ashanti portfolio which are guided by peer reviews.

We identify the best group of drill targets, prioritising those that have the highest potential for success.

We have developed a system – Exploring for value (E4V) – that goes beyond SAMREC limitations to ensure that our exploration activities are focused on maximising value for the business and allow us to bring into play, at an early stage, very low confidence material. This means we can ensure our exploration pipeline can deliver into our life-of-mine (LOM) plans at the right time.

The system allows for an understanding of the geology from the earliest stage of development. In addition to integrating our E4V process with our LOM planning, we have also integrated our E4V process with our accounting standards. Through this integration, as an area is explored and drilled, a series of reviews and appropriate economic studies are used to support the next level of exploration.

Targeted investments during the year led to two positive advances, with Pure Gold Mining, in which we have a 16% stake, continuing to ramp up at the Madsen mine redevelopment in Red Lake, Ontario. Further, AngloGold Ashanti made an offer to purchase Corvus Gold Inc. and the acquisition was completed in January 2022. The Company also actively monitors for new early-stage opportunities that would be a potential fit for our portfolio.

Some highlights of our greenfield and brownfield exploration work follow.

Greenfield exploration

Our greenfield exploration programmes are designed to discover a new Mineral Resource that will ultimately lead to the development of new gold mines. In 2021, $38m was spent on greenfield exploration. Exploration tenements cover over 4,400km² of highly prospective ground in four countries – Australia, Brazil, Argentina and the United States. In total, 114km of diamond, reverse circulation (RC) and aircore drilling was completed in greenfield exploration programmes in 2021.

In the **United States**, a total of 25,538m of RC and 14,581m of diamond drilling was completed during the year at the Silicon project near Beatty, Nevada. Work focused on expanding the project along strike and at depth. Infill drilling was completed as part of a successful conceptual study that defined a first Inferred Mineral Resource of 3.37moz of gold at 0.87g/t and 14.17moz silver at 3.66 g/t contained in 120.44Mt constrained within a pit optimisation completed at a $1500/oz gold price. Development drilling to expand gold mineralisation and tighten average drill spacing to increase the Mineral Resource classification will continue as part of project studies in 2022.

At the Merlin target, in the Silicon project tenement area, 5,198m of RC and 7,104m of diamond drilling were completed. The drilling tested a target area with favourable volcanic stratigraphy and widely spaced gold-bearing drill intercepts that will be followed with additional drilling in 2022.



Silicon, United States

In Argentina, field programmes started in the fourth quarter of 2021 with systematic talus fines (890 samples) and ridge and spur sampling (225 samples) undertaken at the El Cori project.

Brownfield exploration

During 2021, brownfield exploration activities were undertaken across the globe. We completed 1,059km of drilling with a total expenditure of $83m (capital) and $76m (expensed) for the year.

Tanzania: Capitalised (underground) and expensed (surface/underground) drilling programmes completed a total of 167,392m during the year at a cost of $37m.

Mineral Resource development drilling was carried out at Star & Comet Cut 2 and Cut 3 and assay results confirmed the continuity of the mineralisation for both Cuts. While exploratory drilling conducted at Star and Comet Cut 3 towards Ridge 8 returned results confirming open-ended mineralisation. Results at Cut 4 confirmed the hanging wall and footwall structures as modelled and exploratory drilling results from Cut 5 confirmed the continuity of the mineralisation.

At Nyankanga Block 1 and Block 2, the drilling results confirmed up-dip continuity of the mineralisation for both targets. The results from a short drilling programme at Block 5 suggest possible down-dip continuity of mineralisation. Drilling results from Geita Hill confirm open-ended down-dip extensions of the ore zones. At Lone Cone, the results confirm the down-dip continuity of mineralisation and increased the Mineral Resource model confidence.

Results from exploration drilling at Nyamulilima Cut 1 and 2 confirmed the model. The assay results from the sterilisation drilling for a proposed waste dump site returned no significant intersections, and at Xanadu, drilling is in progress with the results, so far, not showing obvious down-dip continuity.

Non-drilling exploration programmes consisted of surface geological mapping and integration of various geological datasets to better understand the sub-surface geology in an effort to identify new exploration targets.

Guinea: Capitalised and expensed drilling programmes completed a total of 34,336m during the year at a total cost of $7m. The 2021 drilling was impacted by contractor changes and significant delay in mobilising three of the contractor's new rigs.

Ghana: At Obuasi, drilling continued with a total of 37,583m drilled in the underground exploration programmes at a cost of $7m.

Exploration was impacted by the suspension of underground mining activities after the tragic death of one of our colleagues in May 2021. The resumption of the drilling was staged, with the first rig restarting in July 2021. Exploration and infill drilling activities in the year focused on 41 Level in Blocks 1 and 10, 32 Level in Blocks 8 and 10, 21N1, 26 and 26N3 Levels in Sansu and stockpiles along the ODD decline.

Democratic Republic of the Congo: Capitalised and expensed drilling programmes, at Kibali, completed a total of 16,035m during the year at a cost of $4m.

Tete Bakangwe was delivered as an opportunity, and post Mineral Resource conversion drilling it has been added to the mine plan for 2022.

First phase drilling results testing down plunge continuity of high grade at Kalimva support an underground project. At KCD, step out holes have confirmed continuity of 3000, 5000 and 11000 system 500m down plunge, with additional mineralisation below 11000 lode.

In Argentina, a total of 38,895m of drilling was completed at a cost of $7m. Exploration was focused on creating new Mineral Resource which could be converted to Ore Reserve to extend the current life of mine.

In Brazil, at Cuiabá and Lamego, 151,042m were drilled at a cost of $14m.

In Colombia, at Quebradona, work was completed on drill hole relogging, tuff differentiation logging, geometallurgical modelling and geology project support. Preparation and support for the geotechnical campaign including laboratory follow up was started as were routine measurements of groundwater levels, flow stations and rain stations.

Outlook

- Our planned investment (capital and expensed) in brownfield exploration drilling ramps up to a level of approximately $210m to $220m for Ore Reserve and Mineral Resource additions in 2022
- We expect another year of good Mineral Resource and Ore Reserve delivery across the portfolio
- We have expanded our project exploration budget in 2022 to allow for expanded drilling in Nevada
- We continued to take advantage of field restrictions that were in place during most of 2021 to generate a group of new terranes and districts through data reviews and desktop assessments for field validation in 2022



The balance sheet remains in a solid position, with approximately $2.6bn in liquidity

Christine Ramon
Chief Financial Officer

CFO's REPORT
AND OUTLOOK

AngloGold Ashanti experienced a challenging 2021, including the effects of rising inflation, the ongoing COVID-19 pandemic and its impact on production and costs, lower realised grades across certain operations during the ongoing reinvestment phase and the temporary suspension of underground mining at the Obuasi gold mine following the sill pillar incident on 18 May 2021.

Revised production, capital and cost guidance (after adjusting cost for the impact of COVID-19) was achieved and the business generated free cash flow before growth capital expenditure of $426m. A final dividend of 14 US cents per share ($60m) was declared, taking the gross dividend for the year to 20 US cents per share. The balance sheet remains in a solid position, with approximately $2.6bn in liquidity, including cash and cash equivalents of approximately $1.15bn, at the end of 2021.

Salient financial results for the year include:

- Basic earnings decreased to $622m from $946m in 2020, after once-off expenses of $87m

- Total cash costs of $963/oz for 2021, an increase of 22% from $790/oz in 2020

- All-in sustaining costs (AISC) of $1,355/oz compared to $1,037/oz in 2020, an increase of 31%, reflects the increase in total cash costs and the continued reinvestment in orebodies and Brazilian TSFs

- Net cash inflow from operating activities decreased by 18% to $1,268m in 2021, from $1,545m in 2020

- Free cash flow of $104m in a transitional year with significant reinvestment, COVID-19 impacts and Obuasi underground suspension

- Adjusted net debt of $765m at the end of 2021; Adjusted net debt to Adjusted EBITDA ratio of 0.42 times

- Cumulative cash dividends of $231m received from Kibali in 2021

Strategic priorities

The key financial indicators by which the Company measures shareholder value creation are production, AISC, normalised cash return on equity (nCROE), and absolute and relative total shareholder return (TSR) (see *Rewarding delivery*). Production and AISC targets are measured on an annual basis, while the nCROE and TSR targets are measured on a three-year trailing average basis. In meeting these targets, the Company focuses on three strategic priorities: production and cost performance to optimise margins; improve balance sheet strength and preserve liquidity; and free cash flow generation – while applying a disciplined capital allocation framework.

Production and cost performance to optimise margins

				2021	
Production and cost metrics		**2021**	2020	**Guidance**	**Revised guidance**
Production (000oz)		**2,472**	2,806	**2,700 – 2,900**	**2,450 – 2,600**
Costs	All-in sustaining costs ($/oz)[1]	**1,355**	1,037	**1,130 – 1,230**	**1,240 – 1,340**
	Total cash costs ($/oz)[1]	**963**	790	**790 – 850**	**890 – 950**

[1] *AISC of $1,321/oz and total cash cost of $935/oz after adjusting for the estimated impacts of COVID-19*

Our cost performance in 2021 reflects the reinvestment programme that commenced at the beginning of 2020 across our portfolio and continued during the year in review, including increased conversion of Mineral Resource to Ore Reserve, waste stripping at open pit mines and improved rates of underground development. Increased costs also reflected significant investment in TSF compliance in Brazil, following new legislation in Brazil (see *CEO's review and outlook*).

Margins narrowed in 2021, a result of increased sustaining capital expenditure, lower production and the consequent impact on costs.

Our overall focus remains on improving our operational performance, underpinned by the introduction of the new Operating Model, continued cost discipline and the Full Asset Potential Review starting in 2022.

Margins	**Year ended 2021**	**Year ended 2020**
Total cash costs	**46%**	56%
All-in sustaining costs	**25%**	42%

Despite these headwinds, margins remain healthy and reflect the Company's ability to generate sustainable cash flow.

Cost performance reflecting significant re-investment phase





*World Gold Council standard

CFO's REPORT AND OUTLOOK continued

Total cash costs per ounce for the year was $963/oz compared with $790/oz for 2020. Total cash costs increased mainly due to lower grades ($121/oz) and stockpile drawdowns at certain operations ($23/oz). Inflationary pressures ($40/oz) were partially mitigated by weaker local currencies, lower royalties and higher silver by-product contribution.

Proactive supply chain strategies, including holding three to six months inventories of consumables and spares, delayed the inflationary impacts and enabled business continuity during the year. We are closely monitoring the sea freight market, given ongoing capacity constraints, which has impacted lead times on deliveries, as well as freight and logistics costs. We will continue to manage our supply chain proactively to ensure resilience and continuity of supply.

AISC of $1,355/oz compared with $1,037/oz in 2020, was higher due to increased sustaining capital expenditure and higher cash costs. AISC included an estimated $34/oz impact due to COVID-19 (including $17/oz related to estimated additional cost impacts and $17/oz related to estimated lost production) and an estimated $55/oz impact relating to the Brazilian TSF compliance programme (see risk 6 in *Managing our risks and opportunities*).

Basic earnings (profit attributable to equity shareholders) for the year ended 31 December 2021 were $622m, or 148 US cents per share, compared with $946m, or 225 US cents per share, for the year ended 31 December 2020.

Headline earnings for the year ended 31 December 2021 were $612m, or 146 US cents per share, compared with $1.0bn, or 238 US cents per share for the year ended 31 December 2020. Headline earnings were lower year-on-year mainly due to lower gold production, higher operating and exploration costs, as well as other expenses related to care and maintenance at Obuasi ($45m), restructuring and related costs ($18m), foreign exchange ($43m) and costs associated with the tender offer for, and subsequent redemption of, the 5.125% per annum notes due 2022 ($24m). These effects were partially offset by the marginally higher gold price received and lower net finance costs ($92m).

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) for the year ended 31 December 2021 was $1.8bn compared with $2.47bn for the year ended 31 December 2020. Adjusted EBITDA was lower year-on-year mainly due to lower ounces of gold sold and higher operating costs, partially offset by the marginally higher gold price received.

Improve balance sheet strength and preserve liquidity

Our balance sheet strategy is underpinned by disciplined capital allocation and self-funded improvements in the balance sheet over the long term.

Although adjusted net debt increased 28% from $597m at 31 December 2020 to $765m at 31 December 2021, it is down 76% from its peak in 2014 – all without any equity raise – and finance costs are 58% lower over the same period.

The ratio of adjusted net debt to adjusted EBITDA was 0.42 times at 31 December 2021 compared to 0.24 times at 31 December 2020.

The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle.

At 31 December 2021, the balance sheet remained robust, with strong liquidity comprising the $1.4bn multi-currency revolving credit facility (RCF) of which $1,367m was undrawn, the $150m Geita RCF of which $40m was undrawn, the $65m Siguiri RCF of which $30m was undrawn, the South African R150m ($10m) RMB corporate overnight facility which was undrawn, and cash and cash equivalents of approximately $1.15bn.

On 22 October 2021, a new $750m bond was issued by AngloGold Ashanti Holdings plc, which is fully and unconditionally guaranteed by the Company, with a 7-year tenor at a record low coupon of 3.375% per annum. The proceeds from the new bond were used to fund the repayment of the $750m, 5.125% per annum notes due in 2022 through a cash tender offer followed by the redemption of any remaining notes due. This translates into a $13m interest saving annually.

Liquidity remains strong, providing good flexibility. Our cash balance of $1.15bn excludes our $499m share of the Kibali cash balance. We funded the $365m Corvus acquisition post year-end from cash on hand.

Credit ratings remained unchanged, with investment grade from Moody's (Baa3) and Fitch (BBB-), with negative and stable outlooks, respectively. The Standard & Poor's rating remained one notch below investment grade (BB+), with a positive outlook.



Long-term balance sheet improvement achieved through disciplined capital allocation – without equity issuance

Facilities and cash available (million)

ZAR150m

$1,154m Cash

c.$2.6bn*

$1,437m** RCFs

* Total calculated with ZAR150m O/N facility at R15.9921/$
** US$1.4bn multi-currency RCF includes a capped facility of A$500m ($/A$0.7260)



Adjusted net debt, finance costs
($m)

Self-funded development of Tropicana, Kibali

Adjusted net debt down 76% from peak in 2014

Finance costs down 58% since 2014

Self-funded redevelopment of Obuasi

■ Adjusted net debt ■ Finance costs (RHS)



Adjusted net debt to adjusted EBITDA
ratio at 0.42 times at 31 December 2021

1.0x
Target through
the cycle

Last-12-months adjusted net debt to adjusted EBITDA ratio
Figures to 2016 reflect continuing and discontinued operations

Free cash flow generation

Net cash inflow from operating activities decreased to $1.268bn for the year ended 31 December 2021, compared to $1.545bn for the year ended 31 December 2020. This decrease was mainly due to lower gold sales and higher operating costs, partially offset by the marginally higher gold price received, lower cash taxes, higher dividends received and favourable movements in working capital.

Free cash flow of $104m for the year, compared to a free cash flow of $743m in 2020, with the reduction due to fewer gold ounces sold, higher capital expenditure and higher operating costs, partially offset by reduction in net finance costs, taxes and working capital inflows, as well as the marginally higher gold price received.

Free cash flow before growth capital – the metric on which dividends are calculated – was $426m for the year ended 31 December 2021, compared to $1.0bn for the year ended 31 December 2020.

During 2021, Kibali Goldmines S.A. (the company which owns the Kibali gold mine) paid a total dividend of $200m to its two shareholders, Kibali (Jersey) Limited, which is jointly owned by Barrick and AngloGold Ashanti, and holds a 90% stake in Kibali Goldmines S.A., and Société Minière de Kilo-Moto S.A. (SOKIMO), a DRC government parastatal entity that holds a 10% stake

in Kibali Goldmines S.A. AngloGold Ashanti's share of these dividends, net of withholding taxes, amounted to $81m.

In addition, AngloGold Ashanti received a cash distribution of $150m from Kibali (Jersey) Limited, which comprised loan repayments. At 31 December 2021, the Company's attributable share of the outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (DRC) was $499m. The cash and cash equivalents held at Kibali Goldmines S.A. are subject to various administrative steps before they can be distributed to Kibali (Jersey) Limited and are held across four banks in the DRC. The cash is fully available for the operational requirements of Kibali Goldmines S.A. Barrick, the operator of the Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

Free cash flow was further impacted by continued lock-ups of value added tax (VAT) receivables at Geita in Tanzania and Kibali in the DRC, and export duties receivable at Cerro Vanguardia in Argentina:

- In Tanzania, net overdue VAT receivables increased by $3m during 2021 to $142m at 31 December 2021 from $139m at 31 December 2020. During the year new claims of $50m were submitted and verified claims of $54m were offset against corporate tax payments. The Company will continue offsetting verified VAT claims against corporate taxes.

CFO's REPORT AND OUTLOOK continued

- In the DRC, the attributable share of the net recoverable VAT balance is $73m as at 31 December 2021, a $8m increase from $65m as at 31 December 2020.
- In Argentina, the Company recorded a $4m decrease in the export duty receivables during 2021 to a net amount of $19m at 31 December 2021 from $23m at 31 December 2020.

Cerro Vanguardia had a cash balance equivalent to $139m at 31 December 2021. During 2021, AngloGold Ashanti received an offshore dividend of $19m (net of withholding taxes) paid in US dollars. Out of the $139m cash balance, monies equivalent to $131m are available to be paid to AngloGold Ashanti's offshore and onshore investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of US dollars in order to distribute an offshore dividend of $114m to AngloGold Ashanti. While the approval is pending, the cash remains fully available for Cerro Vanguardia's operational requirements.

Free cash flow results are used in the determination of the Company's achievement of nCROE, a measure of how much cash is generated by the Company for each US dollar of equity in issue. Cash generated is adjusted for once-off, abnormal items to achieve a normalised cash flow. This is then compared against a US dollar cost of equity (USD COE), which is calculated using an external financial model and is not Company specific.

Capital allocation framework

Our capital allocation is disciplined and focused on improving value without placing undue financial or operating risk on the business. The Company will continue to rank and prioritise its investments, assessing them on their respective returns and affordability with respect to maintaining leverage ratios at or around targeted levels. The Company weighs these competing priorities and considers the full suite of financing opportunities available when determining whether to proceed with an investment. Free cash flow generated by the business is applied in a balanced manner to the four pillars of our capital allocation strategy, in order of allocation:

- Sustaining capital expenditure to prioritise Ore Reserve growth
- Maintaining a strong and solid balance sheet to provide optionality and flexibility through the cycle
- Return of value to shareholders through the dividend policy
- Self-funding any major growth capital projects

In 2021, we generated $1.4bn of cash from operations and received $231m of dividends from Kibali, our joint venture. After tax payments and financing costs, we invested $717m* (53% of our cash from operations) in sustaining capital, to fund Ore Reserve development and waste stripping.

We self-funded our growth capital incurred in 2021 of $311m*. This includes $122m at Obuasi and $58m at Geita, for the new open pit and underground developments.

Excluding equity-accounted joint ventures

Capital expenditure

Two years into our inward reinvestment initiative, strong progress has been made with a cumulative addition of 8.7Moz of Ore Reserve, before depletion, at a cost of $68/oz. This was achieved primarily by exploration activities across the portfolio (see risk 2 included in *Managing our risks and opportunities*).



Free cash flow generation
(Free cash flow before growth capital ($m))

2015 – Adjusted for bond redemption premium on part settlement of $1.25bn high-yield bonds of $61m
2016 – Adjusted for bond redemption premium on settlement of remaining $1.25bn high-yield bonds of $30m
2017 – Adjusted for South African retrenchment costs paid of ~$49m
2018 – Adjusted for South African retrenchment costs paid of ~$61m



Capital distribution in 2021

INFLOWS

OUTFLOWS

Net taxes paid
$316m

Cash from operations
$1,353m

Finance costs and other borrowings
- Finance costs **$159m**
- Lease liabilities **$63m**
Total: $222m

Other income
- Dividends from joint ventures **$231m**
- Interest received **$58m**
- Other dividends **$22m**
- Net other movements **$17m**
Total: $328m

Sustaining capex
Including Ore Reserve development and stripping capex: **$717m** [1]

TOTAL INFLOWS
$1,681m inflows

TOTAL OUTFLOWS
$1,255m outflows

Free cash flow before growth capital: $426m

Balance sheet strength
- Adjusted net debt to adjusted EBITDA
0.42x

Returns to shareholders
- Dividends
$240m

Growth and investment
- Key project investments including;
  - Obuasi, $122m
  - Joint ventures
$322m

[1] Excludes joint ventures

Our capital allocation framework enforces a disciplined and focused approach to value creation through effective management and without placing undue financial or operating risk on the business

AngloGold Ashanti added 2.7Moz Ore Reserve before depletion in 2021. At Geita, 0.8Moz of Ore Reserve were added, for a total of 2.2Moz added over the last two years. Iduapriem added 0.9Moz, Kibali 0.5Moz and Sunrise Dam 0.4Moz. There were steady gains of 0.5Moz in Ore Reserve added across the rest of the portfolio. The Company has declared a maiden Mineral Resource of 3.4Moz at Silicon in Nevada, USA. Following the acquisition of Corvus completed on 18 January 2022, it is currently anticipated that the first production from the Nevada region will be realised in approximately three years.

Capital expenditure activities such as waste stripping at Tropicana, Iduapriem and Sunrise Dam's Golden Delicious pit continued and remained on track. At Geita, the underground portal development at Geita Hill East progressed and mining operations started at the Nyamulilima open pit. In Brazil, investment continued to convert existing TSFs to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry requirements to meet regulatory deadlines relating to TSFs.

Total capital expenditure (including equity-accounted joint ventures) increased by 45% year-on-year to $1.1bn, compared to $757m in 2020. This increase was largely due to a 57% increase in sustaining capital expenditure to $778m, from $497m in 2020, which includes $137m for the Brazil TSF conversion. Total growth capital expenditure increased by 24% to $322m compared to

$260m in 2020. (see risk 3 included in *Managing our risks and opportunities*).

As we continue to allocate capital to this important exploration and development programme, in addition to increased capital expenditure on TSFs in Brazil, sustaining capital is expected to remain at elevated levels of $300/oz between 2022 and 2024. In subsequent years, we expect this to return to normalised levels of about $200/oz.

(Refer to *Maintain long-term optionality* for an update on capital projects.)



Capital expenditure to sustain and develop our business
Capital expenditure ($/oz) from continuing operations

Year	Sustaining	Non-Sustaining
2018	170	50
2019	151	111
2020	180	95
2021	310	130

■ Sustaining ■ Non-Sustaining

CFO's REPORT AND OUTLOOK continued

Capital expenditure metrics		2021	2020	2021	
				Guidance	Revised guidance
Capital expenditure	Total ($m)	1,100	757	990 – 1,140	1,030 – 1,190
	Sustaining capex ($m)	778	497	720 – 820	700 – 800
	Non-sustaining capex ($m)	322	260	270 – 320	330 – 390

Shareholder returns

Free cash flow before growth capital, our dividend metric, was $426m (2020: $1.0bn). Our dividend policy remains 20% of free cash flow, before growth capital, paid bi-annually. In line with this policy, our board approved a final dividend of 14 US cents a share ($60m), based on free cash flow generated in the second half of 2021, paid in March 2022. The declaration and payment of the final dividend resulted in a total dividend based on the financial performance of 2021 amounting to 20 US cents per share ($85m), following an interim dividend of 6 US cents per share ($25m) declared and paid in August 2021.

Despite the challenging year, the Company has demonstrated its ability to balance the competing capital needs of the business with delivery on key objectives against the backdrop of leadership change, and amidst the rapidly changing COVID-19 landscape.

The dividend pay-out allows us to maintain adequate balance sheet flexibility in a volatile and uncertain gold price environment, and to use our cash flows and available facilities to fund our ongoing capital and operational requirements, including self-funding sustaining and growth capital expenditure, should we wish to do so.



Silicon, United States

Delivery against 2021 financial objectives

1. Continue to grow Ore Reserve and Mineral Resource through our ongoing reinvestment strategy
- $164m (2020: $124m) was spent on exploration and study costs
- Ore Reserve increased 2.7Moz pre-depletion, for a total of 8.7Moz pre-depletion added over the last two years, at a cost of $68/oz
- Maiden Mineral Resource at Silicon totalling 3.4Moz
- Sustaining capital spend at increased levels amounted to $310/oz for 2021

Details of this can be found in our *<R&R>*

✓

2. Maintain strong cost and capital discipline
- Total capital expenditure + 45% year-on-year to $1.1bn in 2021 (including joint ventures), largely due to 57% increase in sustaining capital expenditure of $778m
- Total growth capital expenditure increased by 24% to $322m
  - Obuasi Redevelopment Project $122m
  - Geita $58m
  - Colombia $51m
  - Tropicana $40m
  - Siguiri $20m
  - Sunrise Dam $15m
- AISC of $1,355/oz for 2021, reflects higher sustaining capital expenditure, lower production and higher total cash costs
- AISC negatively impacted by COVID-19 impacts estimated at $34/oz
- Corporate costs increased by $5m for the year

✓

3. Continue our efforts to optimise margins and generate strong free cash flows
- $104m in free cash flow during a transitional year with significant portfolio reinvestment, COVID-19 impacts and voluntary temporary suspension of underground mining at Obuasi
- Net cash inflow from operating activities decreased by 18% to $1,268m in 2021 from $1,545m in 2020

✓

4. Improve our cash conversion efforts, with a specific focus on unlocking cash lock-up in the DRC
- At 31 December 2021 the Company had $872m in cash (compared to $784m in 2020), VAT receivables and export duties owed in the DRC, Tanzania and Argentina
- **DRC**
  - Cash dividend of $231m received from Kibali in 2021
  - Attributable share of outstanding cash balances awaiting repatriation from Kibali was $499m at the end of the year
  - VAT receivable $73m at 31 December 2021
- **Tanzania**
  - Offset verified VAT claims of $54m against corporate tax payments – VAT receivable $142m at 31 December 2021
- **Argentina**
  - Cerro Vanguardia paid $19m in offshore dividends to AngloGold Ashanti – an application has been made to the Argentinean Central Bank to approve the payment of the $114m offshore declared dividends
  - Export duties owed $19m at 31 December 2021

✓

5. Continued efforts to manage the debt profile and maintain a healthy balance sheet
- Adjusted net debt of $765m at the end of 2021; adjusted net debt to adjusted EBITDA ratio of 0.42 times
- Improved balance sheet flexibility with new $750m, 7-year bond at 3.375% per annum
- Strong liquidity comprising cash and cash equivalents of $1.15bn and total liquidity of $2.6bn

✓

✓ Objective met

✓ Objective partly met or ongoing

CFO's REPORT AND OUTLOOK continued

Looking ahead to 2022

Guidance and indicative outlook		2022 Guidance
Production (000oz)		2,550 – 2,800
Costs	All-in sustaining costs ($/oz)	1,295 – 1,425
	Total cash costs ($/oz)	925 – 1,015
Capital expenditure	Total ($m)	1,050 – 1,150
	Sustaining capex ($m)	770 – 840
	Non-sustaining capex ($m)	280 – 310
Overheads	Corporate costs ($m)	75 – 85
	Expensed exploration and study costs ($m)	210 - 240
Depreciation and amortisation ($m)		690 – 740
Interest and finance costs ($m) – income statement		115 – 125
Other operating expenses ($m)		45 - 55

Economic assumptions for 2022 are as follows:

Currency and commodity assumptions	2022
A$/$ exchange rate	0.76
$/BRL exchange rate	5.30
$/ARS exchange rate	133.00
$/R exchange rate	15.00
Oil ($/bbl)	80

Cost and capital forecast ranges are expressed in nominal terms. In addition, production, cost and capital expenditure estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi Redevelopment Project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (SEC).

In line with past trends, production for 2022 is expected to be about 55% weighted to the second half. Unit costs are expected to decline into the second half of the year, as production increases. Based on the planned production profile, we expect that unit cash costs and AISC will exceed the top level of annual cost guidance during the first half of the year, before trending below those ranges in the second half.

This takes into consideration Obuasi's ramp up to 4,000 tonnes per day in the second half, when it will add about 140,000 ounces to this year's production over 2020 levels. Production is guided between 2.55 to 2.8 million ounces. We'll be looking for marginal improvements in production at Tropicana, Sunrise Dam, Iduapriem and Siguiri, and consistent performances at the remaining assets.

Total cash costs are expected to be $925/oz to $1,015/oz. This outlook includes inflationary pressures on the back of oil, consumables, and logistics as well as scarce skills. Inflationary pressure for the year is estimated at around 7% to 8% for the group. We have benefitted from delayed inflation impacts in 2021 due to our strategic partnerships on certain global spend categories, as well as the stocking approach we have followed at our operations.

Still, we anticipate sustained inflationary pressure through at least the first half of the year, which we will look to manage through our long-range consumable contracts, leveraging our global spend and ongoing collaboration with our strategic suppliers. The Operating Model changes and operational improvement initiatives are expected to further mitigate inflationary pressures.

All-in sustaining costs are expected to be between $1,295/oz and $1,425/oz, consistent with the last year's levels, where elevated sustaining capital underpinned our reinvestment strategy. We continue our multi-year reinvestment strategy in: exploration ($32/oz), Ore Reserve and underground infrastructure development ($103/oz), waste stripping ($39/oz), Brazil TSF compliance ($26/oz or $70m), and an incremental $45m of Ore Reserve and infrastructure development to support Obuasi's ramp



Silicon, United States

up. Total capital expenditure is weighted to the first half of 2022 and is guided at $1.05bn to $1.15bn and includes sustaining capital expenditure of $770m to $840m. On a per ounce sold basis, this amounts to $275/oz to $300/oz, in line with 2021.

These costs will remain elevated in the near term, but are planned to reduce to more normalised levels of around $200/oz from 2024 onwards.

Non-sustaining or growth capital is guided at $280m to $310m and includes remaining funding for Obuasi Phase 3 (approximately $100m), Havana stripping at Tropicana (approximately $80m), $39m for Geita Hill Underground, study costs for the two Colombian projects (Quebradona $12m, Gramalote $9m), and a new TSF at Iduapriem (approximately $60m). The profiling of growth capital is heavily weighted to the first half (65%) largely due to Tropicana.

Expensed exploration and study costs are guided in line with previous levels, with an additional $42m to move our Nevada projects forward.

We remain mindful that further waves of COVID-19, its impacts on communities and economies, and the actions that authorities may take in response, are largely unpredictable, and therefore no

incremental additional impact is included in the cost and capital forecast ranges relating to the COVID-19 pandemic.

Sensitivities on key economic metrics based on budgeted economic assumptions for 2022 are as follows:

Sensitivity*	AISC ($/oz)	Cash from operating activities before taxes for 2022 ($m)
10% change in the oil price	6	17
10% change in local currency	56	124
10% change in the gold price	7	433
50koz change in production	24	80

* All the sensitivities based on $1,650/oz gold price and assumptions used for guidance.

Governance

Materiality
The related material financial matters identified in our materiality assessment process were: Managing our TSFs (with an impact on capital expenditure) and achieving business sustainability and growth. See *Focusing on our material issues* in the *<SR>*.



Kibali, DRC

CFO's REPORT AND OUTLOOK continued

Oversight

Governance of our financial performance and reporting is overseen and monitored by the Audit and Risk Committee, on behalf of the board. See *Corporate governance* for further detail on this.

External audit rotation

On 19 November 2021, the Company advised shareholders that following the conclusion of a comprehensive tender process, the Audit and Risk Committee has recommended the proposed appointment of PricewaterhouseCoopers Inc. (PwC) as the external auditor of AngloGold Ashanti with effect from the financial year 2023. The change in external auditor was initiated by AngloGold Ashanti's decision to early adopt mandatory audit firm rotation. This appointment will be submitted to shareholders for approval at the annual general meeting of the Company scheduled for May 2022. Ernst & Young Inc. (EY) will continue as external auditor of AngloGold Ashanti in respect of the financial years 2021 and 2022.

Financial risk management

Details of our financial risk management exposures can be found in group note 33 of the *<AFS>*.

Priorities for 2022

Our financial priorities for 2022 are:

- Achieve guidance on all metrics – continue to focus on cost discipline, maintaining margins, and ensuring sustainable cash flow generation

- Achieve Obuasi ramp up target; move to steady state operations; progress Phase 3

- Continue reinvestments across the portfolio – continue to grow Ore Reserve, net of depletion

- Embed Operating Model redesign

- Initiation of the Full Asset Potential Review to complete detailed analysis of each asset, including mine design and key operating parameters, to understand the reasons for the gap between current and best possible performance

Achieving these milestones will position the Company favourably to achieve its longer-term goals, thereby underpinning an industry competitive return to shareholders.

Acknowledgement

I wish to record my gratitude to the broader finance team across the group which includes the financial reporting, tax, treasury, information management, global supply chain and internal audit functions. Our strong balance sheet, robust financial systems and strong internal control environment enable proactive risk management and well informed business decisions. This bears testimony to the calibre of our financial team. During the first eight months of the past financial year, I filled the interim CEO role while the Company searched for a full-time CEO. The finance function continued to run smoothly during this period under Ian Kramer, the interim CFO, to whom I am very grateful.

In February 2022, I took the difficult decision to take early retirement from my role as CFO of the Company at the end of June 2022, in order to spend more time with my family in the near term. For the remainder of my tenure, I will continue to focus on delivering on the Company's strategic priorities and supporting Alberto, our CEO, with the implementation of the new Operating Model and the Full Asset Potential Review initiative. I wish my successor, yet to be appointed, all of the best in this role.

Christine Ramon

Chief Financial Officer

29 March 2022



Tropicana, Australia

FINANCIAL REVIEW

Three-year summaries

Summarised group financial results – income statement

US dollar million	2021	2020	2019
Continuing operations			
❶ Revenue from product sales	**4,029**	4,427	3,525
❷ Cost of sales	**(2,857)**	(2,699)	(2,626)
(Loss) gain on non-hedge derivatives and other commodity contracts	**–**	(19)	5
Gross profit	**1,172**	1,709	904
Corporate administration, marketing and related expenses	**(73)**	(68)	(82)
❸ Exploration and evaluation costs	**(164)**	(124)	(112)
Impairment, derecognition of assets and profit / loss on disposal	**11**	(1)	(6)
❹ Other expenses	**(136)**	(57)	(83)
Operating profit	**810**	1 459	621
Interest income	**58**	27	14
Dividends received	**–**	2	–
Foreign exchange and fair value adjustments	**(43)**	–	(12)
❺ Finance costs and unwinding of obligations	**(116)**	(177)	(172)
Share of associates and joint ventures' profit	**249**	278	168
Profit before taxation	**958**	1,589	619
❻ Taxation	**(312)**	(625)	(250)
Profit for the year from continuing operations	**646**	964	369
Discontinued operations			
Profit (loss) from discontinued operations	**–**	7	(376)
Profit (loss) for the year	**646**	971	(7)
Allocated as follows:			
Equity shareholders			
- Continuing operations	**622**	946	364
- Discontinued operations	**–**	7	(376)
Non-controlling interests			
- Continuing operations	**24**	18	5
	646	971	(7)

❶ **Revenue** decreased by 9% from 2020 resulting from 257koz less gold sold. The impact of lower gold sold was partially negated by a higher price received of $18/oz ($1,796/oz in 2021 vs. $1,778/oz in 2020) as well as higher silver and hydrochloric acid revenue.

❷ **Cost of sales** increased by 6% from 2020 primarily due to a 15% increase in cash operating costs ($279m), partly offset by a 10% decrease in royalties paid ($19m) and a 16% decrease in amortisation ($93m). The increase in cash operating costs reflects the impact of inflationary and other cost pressures, and includes the impacts of the COVID-19 pandemic. Increases were experienced due to higher labour and contractor costs, fuel and power costs, consumable stores, and higher services and other charges, while unfavourable ore stockpile movements and consumable inventory write-offs further contributed to increased costs.

❸ **Exploration and evaluation costs** increased by $40m (32%) mainly due to pre-feasibility studies in North America ($20m), as well as brownfield exploration ($8m) and greenfield exploration ($4m) undertaken across the portfolio.

❹ **Other expenses** increased by $79m (139%) to $136m and mainly include care and maintenance activities at Obuasi following the voluntary suspension of underground mining operations in May 2021 ($45m), the premium paid on the early bond settlement ($24m), other indirect taxes ($18m), retrenchment costs incurred following the rollout of the new Operating Model ($18m), government fiscal claims ($7m), cost of old tailings operations ($9m) and legal fees and project costs ($10m).

❺ **Finance costs and unwinding of obligations** decreased by $61m (34%) mainly as a result of decreases in the discount on long term receivables at Geita ($34m) and interest on bank loans ($19m). In addition, amortisation fees on borrowing facilities in prior years of $17m did not recur.

❻ The **taxation expense** of $312m in 2021 decreased by 50% ($313m) compared to 2020. The decrease in taxation was mainly due to lower current tax in Ghana, Australia, Argentina and Tanzania (due to lower revenue) and deferred tax assets impaired in 2020 relating to the discontinued South African operations not recurring in 2021.

FINANCIAL REVIEW continued

Summarised group financial results – statement of financial position

US dollar million	2021	2020	2019
Assets			
❶ Tangible, right of use and intangible assets	**3,757**	3,157	2,873
❷ Investments	**1,764**	1,839	1,667
Inventories	**730**	802	725
❸ Cash and cash equivalents	**1,154**	1,330	456
Assets held for sale	**-**	-	601
Other assets	**562**	544	541
Total assets	**7,967**	7,672	6,863
Equity and liabilities			
Total equity	**4,061**	3,740	2,676
❹ Borrowings and lease liabilities	**2,094**	2,084	2,204
Provisions	**806**	814	797
Deferred taxation	**313**	246	241
Liabilities held for sale	**-**	-	272
Other liabilities	**693**	788	673
Total equity and liabilities	**7,967**	7,672	6,863

❶ **Tangible, right of use and intangible assets** increased by $600m from 2020 mainly due to project capital expenditure of $311m and sustaining capital expenditure of $717m incurred in 2021. Additions to leased assets was $102m in 2021 (mainly sustaining capital). In addition, $14m of finance cost was capitalised as part of the Obuasi redevelopment project. The increase was partly offset due to a decrease in foreign currency translations of $48m. Amortisation charges amounted to $483m in 2021.

❷ **Investments** which include investments in associates, joint ventures and other investments, decreased by $75m from $1,839m in 2020 to $1,764m in 2021 largely due to a decrease in the fair value adjustment to PureGold Mining ($91m), partly offset by an increase in the fair value adjustment to Corvus ($21m).

❸ **Cash and cash equivalents** decreased by $176m from 2020. Cash outflows relate mainly to net taxation paid ($316m), capital expenditure ($1,027m), dividends paid ($240m), finance costs ($120m) and net repayment of borrowings and lease liabilities ($61m). Cash inflows relate to cash generated from operations ($1,353m), dividends from joint ventures ($231m) and interest received ($58m).

❹ **Borrowings and lease liabilities** increased by $10m and together with the cash balance, IFRS16 and other adjustments resulted in adjusted net debt of $765m at 31 December 2021, up from $597m at 31 December 2020.

During 2021, the Company concluded a 7-year $750m bond offering, priced at a record low coupon of 3.375% per annum, with the net proceeds directed at early redemption of the $750m, 5.125% per annum notes due 2022.

The balance sheet remains robust, with strong liquidity comprising the $1.4bn multi-currency Revolving Credit Facility (RCF) of which $1.367bn was undrawn, the $150m Geita RCF of which $40m is undrawn, the $65m Siguiri RCF of which $30m was undrawn, the South African R150m ($10m) RMB corporate overnight facility which is undrawn, and cash and cash equivalents of approximately $1.15bn at 31 December 2021.

Summarised group financial results – statement of cash flows

US dollar million	2021	2020	2019
Cash flows from operating activities			
① Cash generated from operations	1,353	1,828	1,102
Dividends received from joint ventures	231	148	77
Net taxation paid	(316)	(431)	(221)
Net cash inflow from operating activities from continuing operations	1,268	1,545	958
Net cash inflow from discontinued operations	–	109	89
Net cash inflow from operating activities	1,268	1,654	1,047
Cash flows from investing activities			
② Capital expenditure	(1,027)	(701)	(703)
Net proceeds (payments) from acquisition and disposal of subsidiaries, associates and joint ventures	2	28	(5)
Net proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	5	215	17
Interest received	58	27	14
Increase (decrease) in cash restricted for use	14	(9)	–
Other	8	(8)	(6)
Net cash outflow from financing activities from continuing operations	(940)	(448)	(683)
Net cash outflows from discontinued operations	–	(31)	(54)
Cash in subsidiaries sold and transferred to held for sale	–	3	(6)
Net cash outflows from investing activities	(940)	(476)	(743)
Cash flows from financing activities			
Net (repayments) proceeds from borrowings and lease liabilities	(61)	(131)	3
Finance costs and lease finance costs paid	(120)	(118)	(137)
Dividends paid	(240)	(47)	(43)
Other	(35)	(33)	–
Net cash outflow from financing activities	(456)	(329)	(177)
③ Net (decrease) increase in cash and cash equivalents	(128)	849	127
Translation	(48)	25	–
Cash and cash equivalents at beginning of year	1,330	456	329
Cash and cash equivalents at end of year	1,154	1,330	456

③ Free cash flow reconciliation [(1)]:

US dollar million	2021	2020	2019
Net cash inflow from operating activities	1,268	1,654	1,047
Net cash outflow from investing activities	(940)	(476)	(743)
Finance costs	(110)	(138)	(143)
Other borrowing costs	(35)	(33)	–
Repayment of lease liabilities	(63)	(47)	(42)
Movement in restricted cash	(14)	9	–
Acquisitions, disposals and other	–	3	2
Proceeds from sale of assets	(2)	(226)	–
Cash in subsidiaries disposed and transferred to held for sale	–	(3)	6
Free cash flow	104	743	127

[(1)] Includes continuing and discontinued operations for the comparative periods

① Movements in working capital:

US dollar million	2021	2020	2019
Decrease (increase) in inventories	58	(83)	(67)
Increase in trade, other receivables and other assets	(49)	(163)	(138)
Increase in trade, other payables and provisions	44	8	40
	53	(238)	(165)

Inventory decreased as a result of ore stockpile depletions across the operations as well as a reduction in consumable inventory and goods-in-transit following a build-up to compensate for COVID-19 restrictions in 2020.

The increase in **trade, other receivables and other assets** is mainly due to the delay in recovery of reimbursable indirect taxes and duties in Tanzania, Ghana and Argentina.

Trade, other payables and provisions increased mainly due to an increase in capital accruals at Guinea resulting from the mobilisation of contractors to access ore in Block 2 of the lease property.

② **Capital expenditure** increased by $326m during 2021 due to the continuing focus on the reinvestment programme.

This included growth capital expenditure of $311m relating to Obuasi, Siguiri, Geita, Tropicana, Sunrise Dam, Quebradona and Gramalote in 2021, compared to $260m invested in growth projects in 2020 (mainly Obuasi, Tropicana and Quebradona). Sustaining capital expenditure was 61% higher in 2021 at $717m, compared with $445m in 2020, including $137m for the Brazil TSF conversion to meet the requirements of new legislation in Brazil.

ECONOMIC VALUE-ADDED STATEMENT



How we create and share value

Economic value generated [(1)]

US dollar million	%	2021	%	2020
Gold sales and by-product income [(2)]	92	**4,029**	94	4,836
Interest received	1	**58**	1	30
Royalties received	–	**2**	–	–
Profit from sale of assets	1	**22**	–	2
Income from investments	6	**249**	5	261
Other income	–	**–**	–	5
Total economic value generated	**100**	**4,360**	**100**	**5,134**

[(1)] *This economic value-added statement includes the South African operations until the date of sale*
[(2)] *Gold sales decreased by 10% due to lower gold production in 2021 compared to 2020.*



Economic value distributed 2021

1%
11%
15%
19%
54%

■ Suppliers and services ■ Government ■ Employees
■ Providers of capital ■ Communities



Sunrise Dam, Australia

Value distributed
78%
(2020: 68%)

Value retained
22%
(2020:32%)

Total value distributed
$3.39bn
(2020: $3.47bn)

Economic value distributed [1] [7]

US dollar million	2021	2020	Contributing to the SDGs
Providers of capital	**364**	221	
Finance costs and unwinding of obligations	**140**	183	
Dividends	**224**	38	
Employees [2]	**515**	508	
Government	**656**	1,055	
Current tax [3]	**248**	562	
Royalties [4]	**149**	175	
Employee taxes [4]	**167**	209	
Production, property and other taxes [4]	**92**	109	
Community [5]	**15**	22	
Suppliers and services [6]	**1,836**	1,664	
Total economic value distributed	**3,386**	**3,470**	

[1] Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and key issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal

[2] Payments to employees include salaries, wages and other benefits

[3] Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates

[4] Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures

[5] Community and social investments exclude expenditure by equity-accounted joint ventures

[6] Suppliers and services excludes capital expenditure

[7] This economic value-added statement includes the South African operations until the date of sale

Current taxation by region

(US dollar million)	2021	2020 [1]
Africa	**147**	300
Americas	**108**	186
Australia	**(3)**	71
Other	**(4)**	5
Total	**248**	**562**

[1] Includes the South African operations until the date of sale



VALUE BY STAKEHOLDER

INVESTORS AND SHAREHOLDERS

Access to financial capital enables us to sustain and grow our business. Shareholders are the principal providers of capital. In delivering long-term value, we earn their support and ensure sustained access to capital.

We create, preserve and grow value by:

- Delivering on our strategic objectives, plans and growth projects, which helps improve our returns, and also our share price and market capitalisation
- Maintaining prudent financial management and tight cost control contributes to sustained profitability
- Maintaining disciplined and efficient capital allocation to ensure the desired returns on equity, capital and assets
- Returning surplus funds to shareholders in the form of dividends and, in certain circumstances, share buybacks
- Ensuring best possible credit rating profile in order to ensure the lowest possible cost of debt
- Enhancing our ESG performance

Value created, preserved and grown – 2021

For investors and shareholders:

- Dividend of 20 US cents per share for the year declared – total dividend of $85m
- Share price declined by 7.3%, relative to the benchmark Market Vectors Gold Miners Exchange Traded Fund, which fell by 11%
- The relative and absolute TSRs are based on a three-year trailing average using the average share price achieved in 2018 as the base ($9.38 a share) and comparing it to the average share price achieved in 2021. The share price has increased by 124.25% over this period, including dividends paid of $0.72/share from January 2019 until the end of December 2021
- Absolute TSR growth substantially exceeded the stretch target set, while the relative TSR performance is compared to a comparator peer group. The median TSR of the comparator peer group was 70.50% at 31 December 2021

For AngloGold Ashanti:

- Improved tenor of debt profile by issuing a new seven-year $750m bond, at a coupon of 3.375% p.a. and using the proceeds to redeem a 5.125% p.a. bond of the same principal, due in 2022
- Maintained investment grade ratings with Moody's Investor Services and Fitch; S&P continues to rate AngloGold Ashanti at BB+, which is one notch below investment grade
- Included in ESG indices – S&P Global Corporate Sustainability Assessment, Responsible Mining Index, FTSE4Good and Bloomberg Gender-Equality Index
- Achieved an improved rating in the MSCI ESG index, to BB, from B previously

Contributing to the SDGs:

8 DECENT WORK AND ECONOMIC GROWTH

12 RESPONSIBLE CONSUMPTION AND PRODUCTION



Iduapriem, Ghana



EMPLOYEES

Our employees, their skills, knowledge and experience, are critical to the conduct of our business activities. A skilled, engaged, safe and healthy workforce is essential to delivering on our strategy and the creation of value.

We create, preserve and grow value by:

- Providing employment and job opportunities
- Paying fair, market-related salaries and benefits, including healthcare
- Providing skills development and training
- Having in place incentive schemes to reward performance excellence
- Promoting diversity and inclusion
- Facilitating access to medical aid and healthcare programmes (malaria and mental health, among others)
- Implementing a new Operating Model which contributed to a loss of employment

Value created, preserved and grown – 2021

For employees:

- On average, 30,561 people employed (including contractors), with $515m [(1)] paid in paid in employee benefits, excluding skills development, to give an average annual payment per employee of $16,622 (2020: 36,952, $508m and $13,450 respectively)
- $7.11m spent on skills development (2020: $10.76m)
- Promoted and facilitated COVID-19 vaccination campaigns where practical
- 12.3% [(2)] of workforce is female (2020: 12.6%)

[(1)] *Payments to employees include salaries, wages and other benefits*
[(2)] *Employees on payroll*

For AngloGold Ashanti:

- Stable, motivated and empowered workforce, working together to deliver on the strategic goals
- Attraction and retention of those skills necessary to the safe, efficient delivery on our strategy and enhanced productivity
- Introduction of a new Operating Model and related organisational restructuring led to a reduction of 215 functional support roles. The impact of this reduction was mitigated by the use of voluntary severance packages to affected employees

Contributing to the SDGs:

3 Good Health and Well-Being
5 Gender Equality
8 Decent Work and Economic Growth



SUPPLIERS

Suppliers provide inputs – raw materials, products and services – essential to the conduct of our business and its activities. We aim to ensure suppliers are aligned with business ethics and values, internal policies and standards, and codes of behaviour. A significant constructive engagement with suppliers facilitates cost management and control.

We create, preserve and grow value by:

- Delivering on our strategic objectives and growth projects, we provide a reliable, steady market for suppliers
- Contributing to and stimulating local economic activity through our procurement expenditure, especially that portion spent locally
- Ensuring our procurement practices are aligned to best practice and do not enable the exploitation of people along the value chain

Value created, preserved and grown – 2021

For suppliers:

- $2.61bn spent on the total procurement of goods and services (2020: $2.58bn)
- Local preferential procurement, including, in-country capital expenditure, of $2.4bn* or 93% of total procurement (2020: $2.1bn and 82% respectively)

** This amount includes capital expenditure in-country*

For AngloGold Ashanti:

- A well-established, reliable, cost-efficient supplier data base aided delivery on our strategy and in particular our aim to optimise overhead, costs and capital expenditure
- Strong relationships with suppliers help ensure business continuity during disruptions to global supply chains, such as those currently being experienced
- Published inaugural Modern Slavery Statement

Contributing to the SDGs:

8 Decent Work and Economic Growth
12 Responsible Consumption and Production

VALUE BY STAKEHOLDER continued



GOVERNMENTS

Open, honest and respectful engagement with governments is important – such engagement relates to our licence to operate, our right to mine and explore, all necessary permits and regulatory compliance, and infrastructural and socio-economic partnerships.

We create, preserve and grow value by:	Value created, preserved and grown – 2021		Contributing to the SDGs:

• Partnering with governments in our operations, yielding benefits from earnings generated
 	
• Contributing to the national fiscus with the payment of corporate taxes and royalties due to government as well as payment of personal income tax on behalf of employees
 	
• Delivering on our obligations as an ethical, responsible corporate citizen
 	
• Collaborating to develop and provide local infrastructure (water reticulation, educational facilities, among others)
	For governments:
	
	• $489m paid in corporate taxes, other taxes and royalties in total (2020: $846m)
	
	• $167m paid as personal income tax on behalf of employees (2020: $209m)
		For AngloGold Ashanti:
		
		• Strong, constructive government relations:
		
		  – facilitate partnerships, ethical conduct and good governance
		
		  – help maintain permits and ensure regulatory licences to operate
		
		  – assist in managing risk of regulatory uncertainty
			16 PEACE, JUSTICE AND STRONG INSTITUTIONS **17** PARTNERSHIPS FOR THE GOALS
			
			Collaboration on infrastructure projects contributes to:
			
			4 QUALITY EDUCATION **6** CLEAN WATER AND SANITATION



Sunrise Dam, Australia



COMMUNITIES

Open, honest and respectful stakeholder engagement with communities supports our social licence to operate, promoting mutual understanding of their and our needs and expectations. Engagement with and action undertaken in relation to communities are underpinned by our values, particularly that communities should be better off for AngloGold Ashanti's having been there.

We create, preserve and grow value by:

- Delivering on our obligations as an ethical, responsible corporate citizen
- Providing employment and procurement opportunities
- Focusing our community investment on development of local socio-economic projects that are economically viable and sustainable in the long term that support resilient, self-sustaining communities and improved standard of living – covers agriculture, education and infrastructure, among others
- Conducting community healthcare initiatives such as the malaria programme in Africa and COVID-19 initiatives across our business

Value created, preserved and grown – 2021

For communities:

- $18.1m [1] invested in community socio-economic development projects (2020: $20.6m [2])
- Major focus of such projects is at host communities in and around our Africa operations
- Employment and procurement opportunities
- Local procurement spend of $2.4bn (2020: $2.1bn)
- We prioritise the employment of people from our local communities and host countries at our operations

(1) Excludes joint ventures

(2) Excludes joint ventures and includes South African operations to date of sale

For AngloGold Ashanti:

- Strong, constructive community relations support our social licence to operate
- Mutually beneficial relations enable us to better understand and manage stakeholder needs and expectations guides socio-economic project delivery
- Reduced incidence of operational disruptions as a result of community protests

Contributing to the SDGs:

3 GOOD HEALTH AND WELL-BEING
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Our socio-economic community projects contribute indirectly to:

1 NO POVERTY
2 ZERO HUNGER
4 QUALITY EDUCATION
5 GENDER EQUALITY



ANGLOGOLD ASHANTI
IDUAPRIEM MINE

Iduapriem, Ghana

VALUE BY STAKEHOLDER continued

ENVIRONMENT

Mining is environmentally disruptive. Our business depends on access to economically viable gold deposits (land). Many of our activities impact land, air, water, biodiversity and host communities with whom we share these natural resources. Our environmental management programme aims to mitigate damage caused by land disturbance, to protect biodiversity and to ensure the responsible consumption of natural resources and management of waste.

We create, preserve and grow value by:	Value created, preserved and grown – 2021		Contributing to the SDGs:
Delivering on our environmental obligations as a responsible corporate citizen – we aim to minimise our environmental impacts and help restore natural capital and preserve environmental value Complying with relevant regulations and committing to various standards (ISO standards, Cyanide Management Code, ICMM Principals) Having in place systems, plans and procedures to mitigate instances where we have eroded environmental value	**For the environment:** • 5 reportable environmental incidents (2020: 8) – action taken to address and mitigate effects • 3,645ha of land rehabilitated by end 2021 – total rehabilitation liabilities of $688m (2020: 5,243ha; $674m respectively) • 639,709ha under management of which 812ha was disturbed in 2021 with 165ha being rehabilitated during the year	**For AngloGold Ashanti:** • Improved environmental and ESG performance supported responsible investment in our equity and our valuation in the long term • Reduced environmental impact and GHG footprint, in line with ICMM mining principles and our UNGC commitments	 12 RESPONSIBLE CONSUMPTION AND PRODUCTION 13 CLIMATE ACTION 15 LIFE ON LAND



Geita, Tanzania

REWARDING DELIVERY

REMUNERATION
report





SECTION 1: REMUNERATION AND HUMAN RESOURCES COMMITTEE

Ensuring fair, responsible and transparent remuneration

Maria Richter / *Chairperson: Remuneration and Human Resources Committee*

CHAIRPERSON'S
LETTER

Dear Shareholders,

I am pleased to present the AngloGold Ashanti remuneration report for the year ended 31 December 2021. In it, I provide an overview of our remuneration and human resource practices and their alignment with the Company's strategic objectives. The Remuneration and Human Resources Committee (the committee) aims to ensure that the remuneration policy and its implementation play a key role directing the efforts and behaviours of employees and leaders to in turn ensure the safe and sustainable creation of value for stakeholders over the long term.

The principle of fair and responsible pay continues to guide our decision making, with particular emphasis on recognising the contribution of all AngloGold Ashanti employees. We had previously committed to review the Company's remuneration policy and did so with input and advice from our remuneration advisor to ensure that it reflects our pay philosophy and the current realities of our business and industry. I believe our remuneration policy achieved its intended objectives during an especially challenging period, however, the committee exercised its judgement to adjust certain Deferred Share Plan (DSP) performance achievement results downwards.

Several important considerations informed decisions taken by the committee this year, including financial and non-financial performance in both relative and absolute terms; competition in the market for scarce skills; the views and expectations of stakeholders; our broad suite of environmental, social and governance (ESG) objectives; and the impact of COVID-19.

The committee decided that no annual salary increases would be awarded to executives (with one exception) or to senior management for 2022, given the organisational restructuring undertaken at the end of 2021 and the need to closely manage costs. In light of this decision, the non-executive directors (NEDs) will not be receiving a fee increase for 2022 to align themselves with the executives and senior management teams.

The Company continued to work with employees and other stakeholders to lend assistance in dealing with the ongoing impact of the pandemic, including aiding vaccine access and other medical and social support where needed. We believe approximately 85% of the workforce was fully vaccinated (excluding boosters) by the end of 2021. Vaccine mandates are now in place at our corporate offices in Johannesburg, Denver and Perth. As the second year of the pandemic draws to a close, no employee has seen their remuneration affected by the pandemic, and no government COVID-19 grants were requested or received to support the business.

Another key initiative was a culture and values survey which covered the global business. The response was strong, with almost 11,000 employees responding. The survey's findings will allow us to evolve the business, our culture and values in line with views expressed by our employees.

Disclosure and transparency

The committee has fulfilled the requirements of its terms of reference. While we have focused on ensuring that our reporting is clear and transparent, we continue to look for further improvement in this regard.

Notwithstanding the positive results of our non-binding advisory votes for our remuneration policy and implementation reports for 2020, we continued our engagement with a number of shareholders who provided constructive feedback in respect of both our policy and its implementation.

Actions from shareholder engagement

We maintained our dialogue with shareholders in respect of remuneration practices, listening to concerns and suggestions for alignment with evolving best practice. As a result of the engagements during 2021, we took the following actions:

- Extended the Minimum Shareholding Requirement (MSR) for all executives to apply one-year post termination
- Introduced an MSR for NEDs in order to strengthen alignment between the interests of NEDs and those of AngloGold Ashanti shareholders and to reflect best practice in the gold mining sector
- Reviewed the appropriateness of the DSP

In addition, we considered further best practice initiatives and made the following changes:

- Reviewed, updated and approved various policies in important matters, such as: Diversity and Inclusion Policy; Policy and Procedure for Dealing with Poor Conduct; Grievance Policy; Acting Allowance Policy; AngloGold Ashanti Standards of Conduct; and Anti-Discrimination and Sexual Harassment Policy
- Updated the malus and clawback clauses in the Remuneration Policy

These policies are available on our corporate website, *www.anglogoldashanti.com*.

The remuneration policy and implementation report for reporting period 2020 were tabled for two separate, non-binding advisory votes at the Annual General Meeting (AGM) held on 4 May 2021, in line with the JSE Listings Requirements and King IV recommendations.

The table below furthermore details the results of shareholder voting at the 2020 and 2019 AGMs.

Votes	For	Against	Withheld
Remuneration policy			
4 May 2021	**95.30**	4.7	0.22
10 June 2020	**88.04**	11.96	0.35
9 May 2019	**98.31**	1.69	0.40
Remuneration implementation report			
4 May 2021	**86.34**	13.66	0.22
10 June 2020	**87.52**	12.48	0.35
9 May 2019	**58.51**	41.49	0.40

Operational context and performance

The gold sector continued to grapple with the direct and second-order impact of the COVID-19 pandemic, increased stakeholder expectations, a paucity of skilled personnel in some jurisdictions, increasing pressure to address the effects of climate change, accelerating inflation across more categories of inputs, and challenges in replacing the depleted Ore Reserve. Delivering on market commitments safely and consistently, while navigating those challenges, remains the key objective of the business.

The year was marked by significant operational difficulties – see *CEO's review* and *Regional performance* – notably due to the suspension of underground mining at Obuasi in May, following the tragic underground death of a contractor after a sill-pillar failure. The significant effect of this halt to production, which lasted from May through to the end of December 2021, was compounded by further production losses spread across the remainder of our sites. These production shortfalls, the consequent impact on operating costs and accelerating inflation across many categories of inputs, were the principal factors leading to the revision of the cost and production outlook during the year, snapping a seven-year streak of meeting guidance.



Iduapriem, Ghana

SECTION 1: REMUNERATION AND HUMAN RESOURCES COMMITTEE: CHAIRPERSON'S LETTER
continued

There were positives; our exploration geologists replaced our depleted Ore Reserve for the second consecutive year – see *Mineral Resource and Ore Reserve – summary* in this report and the *<R&R>* – a vitally important achievement in a sector struggling to replenish mineral inventories. More ounces were upgraded to the Proved and Probable Ore Reserve, a clear sign that our reinvestment strategy – aimed at increasing orebody confidence, mine lives and operating flexibility – is gaining traction. The business generated free cash flow of $104m for the year. Despite the free cash flow generated for 2021, which was modest in the current gold price environment, the committee applied a downward adjustment from stretch to target on the 2021 DSP nCroe annual performance achievement to further recognise the operational challenges experienced in the current year.

Our absolute greenhouse gas emissions fell markedly – down 69% since 2007, the baseline year used when we first set our emissions intensity targets – as we saw the cumulative benefit of asset closures, sales and efficiency gains, including not having the large Scope 2 GHG emissions from our South Africa portfolio, the last of which was sold in 2020. The board approved the Company's Climate Change Strategy in November 2021, creating a clear pathway to manage the risks and opportunities a changing climate brings, and we published an inaugural Climate Change Report, aligned with the recommendations of the Task Force on Climate-related Financial Disclosures – see *<CCR>*.

While our all injury frequency rate of 2.14 per million hours worked was well below the average of our peers in the International Council on Mining and Metals, the achievement was marred by two workplace deaths – the first at Serra Grande in Brazil, in February 2021, and the second at Obuasi in Ghana, in May 2021 – see *We honour and remember* in the *<SR>*. Our heartfelt condolences go to the family and loved ones of those who passed away, along with the assurance that lessons learned have been applied to those and other sites in the portfolio to avoid a repeat. The committee applied a downward adjustment on the 2021 DSP safety annual performance achievement as a result of these fatalities. In addition, a revised safety strategy is being rolled out across the business to take us closer to our goal of zero harm in the workplace.

The overall DSP annual performance achievement result was 70.73% post the downward adjustments of 7.5% for nCROE and 4% for safety. This is compared to the 2020 DSP annual performance achievement of 116.57%.

Operating model
To improve the quality and consistency of AngloGold Ashanti's operating performance, the executive team designed and began implementing a new Operating Model, and organisational structure. This change to the business, spearheaded by new CEO Alberto Calderon and supported by the board and executive management team, brings cost efficiencies and greater clarity to the organisation with respect to how and what work is done and single point of accountability. This, therefore, required a reduction in roles – mainly at the mid- and senior- management levels – across the portfolio and will ultimately improve operational outcomes. For more on the Operating Model, see the *CEO's review and outlook* and human capital in the *Business model*.

The committee, supported by the human resources team, maintained its focus on gender equality, employment equity and skills retention through this process. See *People, safety health and sustainability*.

Leadership changes
Alberto Calderon, formerly CEO of Melbourne-based Orica, was appointed CEO on 1 September 2021, after an extensive global search. Immediately after joining, Alberto initiated a full review of AngloGold Ashanti's Operating Model.

The leadership team saw several changes during the year as the executive team received an infusion of external experience.

With the appointment of the new CEO, Christine Ramon, who had led the Company as Interim CEO for the year to the end of August 2021, returned to her role as CFO. In February, it was announced that Christine had opted to take early retirement in order to spend more time with her family. She leaves a significant legacy after her more than seven years with the Company and her work in protecting a tradition of disciplined capital allocation, is evidenced by our strong balance sheet. She will begin early retirement in June 2022 with her last day of employment being 31 December 2022. We extend our deep gratitude to Christine and wish her well in her future endeavours.

Ian Kramer, who was deputised as Interim CFO, returned to his role as Senior Vice President: Group Finance; and Vaughan Chamberlain, Senior Vice President: Exploration, was appointed Interim Chief Development Officer on 1 October 2021, a position he will hold until 1 April 2022. Terry Briggs, formerly Vice President Planning at Newmont Corporation, has been appointed Chief Development Officer, effective from 1 April 2022.

Our thanks go to Christine, Ian and Vaughan for stepping into these important roles during the year and stewarding the Company through its transition.

Graham Ehm, a 33-year veteran of the Company, retired as Executive Vice President: Planning and Technical Development, and Sicelo Ntuli, COO: Africa, separated from the Company due to the reconfigured Operating Model, effective 31 December 2021, after 22 years with AngloGold Ashanti. We give both our sincere thanks for their enormous contributions over their careers with AngloGold Ashanti and best wishes for their future endeavours.

Graham was replaced on 15 October 2021 by Marcelo Godoy, formerly Senior Vice President of Exploration at Newmont Corporation. Ludwig Eybers, COO: International since 2019, has resumed his role as COO for the entire portfolio.

Lisa Ali, formerly the executive in charge of Human Resources and Sustainability at Newcrest, has been appointed as Chief People Officer, effective from 1 April 2022. Lisa replaces Italia Boninelli, an experienced former executive of AngloGold Ashanti, who has ably and successfully filled the role since 1 April 2021.

The single total figure reporting on pages 128 to 129 provides the remuneration details aligned to the shareholder approved standard conditions of employment.

Areas of achievement for 2021 and focus for 2022 are:

2021	2022
Enhancement of remuneration policy by tightening recruitment eligibility criteria for awards granted in lieu of forfeiture	Focus on results and action plan of our organisational culture and values survey outcomes particularly in relation to gender and diversity
Enhancement of the malus and clawback provisions	Continued focus on equality of gender remuneration
Increased MSR for members of the Executive Committee and introduction of MSR for NEDs	Continued engagement with shareholders
Enhanced performance management review process	Continued focus on succession planning, talent management and development
Focus on health and well-being of our employees particularly in light of the COVID-19 pandemic	Continued focus on employee health and well-being
Review and refresh of Company policies to ensure that they remain current and relevant	Ensuring training on all key human resource policies at all levels of the organisation including the board
Continued focus on succession planning and development	Further review of the DSP scheme, to ensure global best practice and continued close alignment with shareholders' interests
Continued implementation of diversity framework	
Enhancing our relationships with our shareholders	

Thanks

Lastly, our thanks to PwC, who provided invaluable advice as our remuneration adviser over several years. With PwC now being appointed as our new external auditor, we have commenced a tender process to identify new independent remuneration advisers ahead of the AGM in May 2022.

I would like to thank Maria Ramos for her steadfast leadership and expert direction in her first year as Chairperson of the board. The support and guidance she has provided to the committee and myself personally has been invaluable. I would also like to thank my colleagues on the committee for their tireless commitment to ensuring fairness, equity and transparency in our remuneration practices. With the executive changes, the committee met more frequently, and I am thankful for their engagement and support over this time of transition in the Company.

My gratitude also goes to our management team for resilience in a year marked by a host of challenges. I extend my sincerest thanks especially to Italia Boninelli, as executive sponsor to the committee, for lending her decades of experience to our efforts.

Our work in the year ahead will remain focused on ensuring that our overall human resource strategy, practices and policies are closely aligned with the needs of the business and the requirements of our shareholders.

Sincerely,

Maria Richter
Chairperson: Remuneration and Human Resources Committee



Iduapriem, Ghana

SECTION 2: OVERVIEW OF THE REMUNERATION POLICY

The AngloGold Ashanti strategic values and objectives are key when defining our remuneration policy. When setting the remuneration policy, the committee ensures that the key principles that define the CEO remuneration are the same as those that apply to the Executive Committee and all other employees. In the same way, the performance measures used to determine the variable pay outcomes for the CEO and all other employees are linked to our strategic objectives and focused on delivering on both internal and external stakeholder priorities.

AngloGold Ashanti and the board are committed to good governance and consistently engage with their stakeholders to ensure that this level of governance is upheld and translated into a framework that primarily aims to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration.

Each year we focus on improving our remuneration approach and 2021 was no different with a full review of our remuneration and human resource policies to ensure that the practices and principles continue to support the strategic values and objectives. In 2021 we focused on the following policy issues which will be detailed in the section below:

- Further commitment to our key principles of remuneration which remain unchanged
- An update to the malus and clawback provisions
- A review of the DSP and the metrics driving the incentive calculations
- An ongoing focus on fair and responsible remuneration and the steps taken to ensure that we continue to address this
- Further review of our objectives in terms of the MSR

Key principles of our remuneration policy

To support AngloGold Ashanti's remuneration approach, the remuneration policy is based on the following key principles:
- Alignment with strategic objectives and shareholder interests
- Remunerate to motivate and reward the right behaviour and performance of employees and executives
- Ensure that performance metrics are challenging, substantial and cover all aspects of the business including both financial and non-financial drivers and do not reward excessive risk taking
- Ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation
- Promote an ethical culture and responsible corporate citizenship
- Ensure that the remuneration structure is aligned to AngloGold Ashanti's values and that the correct governance frameworks are applied across remuneration decisions and practices
- Apply the appropriate global remuneration benchmarks
- Provide competitive rewards to attract, motivate and retain highly skilled executives and staff vital to the success of the organisation
- The use of performance measures which support positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operates

Remuneration design

When determining appropriate remuneration, the committee considers:



Fair and responsible pay

Paying the right level of remuneration to both attract, recruit and retain our employees

Our pay practices and policies in making pay decisions for executive directors and executive management

Setting minimum performance thresholds and potential maximum remuneration that executive managers could earn in relation to their and the Company's performance

External influences, primarily being:

Shareholders' view associated with executive management team remuneration

Economic trends

Competitive pressure

Benchmarks in markets with similar attributes, including complexity, size and geographic spread

Remuneration practices are designed to be fair, responsible, transparent and compliant with applicable legislation.



Geita, Tanzania

Fair and responsible pay

Fair and responsible pay are ethical values that AngloGold Ashanti strives to uphold. AngloGold Ashanti aims to ensure that the business meets short-term objectives while creating shared and sustainable value over the long term, within the economic, social and environmental context in which it operates. The remuneration framework, aligned to King IV and global best practice principles, emphasises the importance of fair, responsible and transparent pay.

The policy, which necessarily evolves along with a dynamic market and operating landscape, currently reflects the principles of fair and responsible pay as follows:

We aim to apply a fair approach to remuneration by:
- Taking an impartial view on pay
- Doing away with pay differentials that cannot be explained or justified
- Ensuring that pay parity is achieved across groups and eliminating discrimination
- Identifying and addressing unfair practices

We remunerate responsibly by:
- Enforcing the approved, appropriate delegation of authority on all aspects of remuneration
- Having independent remuneration consultants providing advice and oversight
- Using external market benchmarks
- Ensuring that correct behaviours are rewarded and inappropriate behaviour is discouraged

SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued

Fair pay	Responsible pay
Variable pay	
• Variable pay is directly correlated to the achievement of measures linked to the Company scorecard • Equity is considered and implemented which ensures that the long-term interests of shareholders are aligned with those of executive directors and executive management • Metrics include both individual and Company performance measures and financial and non-financial drivers	• Variable pay metrics are linked to the creation of value over a mix of short-, mid- and long-term periods • The metrics of our DSP incentive scheme are reviewed annually and approved by the committee ensuring that the performance targets remain relevant and appropriate • The approved metrics are reported in the annual report • The metrics are designed to motivate and reward the right behaviour and performance of employees and executive management team • Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including both critical financial and non-financial drivers • Metrics include safety, environmental, social, governance and people metrics (including gender and diversity) • The DSP contains triggers for both malus and clawback • All Executive Committee members are subject to a minimum shareholding requirement and post-employment holding period which will be effective 1 January 2022
Remuneration and pay differentials	

• Only pay differentials that can be explained and justified are allowed
 	
• Strive to achieve pay parity across the groups and levels within the organisation
 	
• All employees receive a minimum level of remuneration that enables participation in the economy. To achieve this, AngloGold Ashanti ensures that all employees are paid at least 25% above the respective regional minimum wage, and in most instances much higher than this
 	
• Strive to ensure that CEO and executive remuneration is fair and responsible in the context of overall employee remuneration
 	
• The difference in pay between job levels is justified in the context of the level of responsibility of the job, complexity of the job, and the consequence and impact. Relevant metrics are used to ensure that the income dispersion between high- and low-income earners is not outside market norms
	• Ensure that the remuneration structure is aligned to the organisation's values and that the correct governance frameworks are applied across remuneration decisions and practices
	
	• All executive management remuneration is subject to approval by the committee
	
	• Benchmarking exercises are conducted on an annual basis in each region to ensure that all employees are paid a market related salary for the role which they occupy, with due consideration to levels of performance
	
	• Decisions on remuneration are scrutinised to ensure that they are:
	  ‣ impartial and non-discriminatory
	  ‣ rational and objective
	  ‣ aligned with local legislation
	
	• Pay differentials are tracked using market norms and metrics to measure income dispersion
	
	• Appropriate global remuneration benchmarks are used; Mercer is used for executive and senior management teams and locally available reputable surveys are used for middle-management and below

Key internal stakeholders	
	• Other board committees, which include the Audit and Risk, Social, Ethics and Sustainability, Investment, and Nominations committees, give input on remuneration matters including but not limited to pay parity, DSP metrics and scarce skills initiatives • The Serious Concerns Committee, comprising members of the Executive Committee supports remuneration governance by reviewing ethical concerns which could have an impact on remuneration

Wage differential

On an annual basis, PwC calculates the wage differential which is the annual total compensation of the CEO against the median of the annual total compensation of AngloGold Ashanti's employees. For 2021 the calculation was done using the acting CEO, Christine Ramon's total annualised compensation as she was in the role for the majority of the year. The wage differential for the CEO's total reward was approximately 80 times the median of all employees in AngloGold Ashanti, compared to 177 times in 2020. Additionally, to provide a meaningful comparison in 2021, an annualised wage differential using the target earnings for the new CEO was conducted, resulting in a wage differential of 162 times.

Gender and pay equality

The board and management view diversity and inclusion, and particularly gender diversity, as essential to the growth and success of the Company. Underpinning gender diversity is ensuring the organisation measures, achieves and maintains gender pay parity. Globally, achieving gender pay parity is an important step towards gender equality and empowerment of women.

The Company's aim remains to achieve a diverse and inclusive workforce, aligned to the United Nations Sustainable Development Goals, and the United Nations Global Compact, which is essential to the growth and success of the Company. The board of directors comprises 36% women. A third of the executive management team are women.

Gender pay-gap differentials at middle management levels and above reflect that men are paid 11.62% more than women. The changes in and transition to a new Operating Model have had a negative impact on the outcome of the calculation. This transition phase has entailed:

- Changes in the levels of roles
- A reduction in the global staff complement
- The downgrading of certain roles
- Updated pay scales

Specific attention in embedding the final Operating Model is being placed on addressing this disparity. The proportion of women employees, particularly in senior roles, remains low, and is being steadily addressed by a greater focus on attracting, developing and retaining women in the technical disciplines. Furthermore, metrics included in the incentive scheme are designed to improve the gender ratio. We will continue to monitor pay differentials and to take action as appropriate.

2021 remuneration policy and structure

The table below sets out the remuneration policy that applies to all employees for 2021 and was endorsed by shareholders at the 2020 annual general meeting. The table details each component's link to the Company strategy, objectives, performance measurements and the maximum opportunity associated with each component. The full remuneration policy can be found in the <NOM>.

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Base salary			
A competitive salary is provided to employees to ensure that their experience, contribution and appropriate market comparisons are fairly reflected and applied	• Base salaries are reviewed annually and increases are effective from 1 January each year • Employees' base salaries are determined by considering performance; market comparison against companies with a similar geographic spread; market complexity, size and industry; and internal peer comparisons. AngloGold Ashanti positions guaranteed pay at the median of the applicable markets and where there is a shortage of specialist and/ or key technical skills, may pay higher than the median • The CEO makes recommendations on the executive management team but does not make recommendations on the CEO's own base salary. This is reviewed by the committee and approved by the board	Executive base salary increases and increases for all non-bargaining unit employees are closely aligned, where practical. This is informed by inflation, which can be matched directly or above/below consumer price index (CPI)	Individual performance on a scale of 1 to 5, measured against specific key performance indicators (KPIs). A CPI increase pool is approved annually by the committee. In high inflation countries, individual increases may be differentiated according to each individual's performance rating. In low-inflation countries, a flat CPI is generally applied to all members of the executive management team and employees

SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Pension			
Provides a defined contribution retirement benefit, in addition to base salary, aligned to the schemes in the respective country in which the employee operates	• Funds vary depending on jurisdiction and legislation • Defined benefit funds are not available for new employees, in line with Company policy	Funds vary depending on jurisdiction and legislation The pension contributions for executive directors and executive management team are aligned to those of employees across the Group	Not applicable
Medical insurance			
Provides medical aid assistance, in addition to base salary, aligned to the schemes in the respective country in which the employee operates	Provided to all employees through either a percentage of fee contribution, reimbursement or Company provided healthcare providers	Aligned to approved policy	Not applicable
Benefits			
In addition to base salary, benefits are provided to ensure broad competitiveness in the respective markets	Benefits are provided based on local market trends and can include items such as life assurance, disability and accidental death insurance, assistance with tax filing, cash in lieu of untaken leave (above legislated minimum leave requirements), and occasional spousal travel	Aligned to approved policy	Not applicable

Variable pay

The Deferred Share Plan (DSP) was implemented in 2018 as a single incentive scheme comprising of short- and long-term metrics. In 2021, the DSP was reviewed both internally and benchmarked against external comparators to ensure that it continues to support the business strategy, remains compliant with corporate governance best practice and meets the goal of aligning the executive goals with those of the shareholders. Elements reviewed were:

- The current structure of the incentive scheme
- The effectiveness of both the short- and long-term measures
- The metrics of the scheme with special consideration being given to ESG measures



The committee concluded that the DSP continues to achieve its strategic objectives and that the structure and the short- and long-term design of metrics remain appropriate and continue to meet both the executive and shareholder requirements. The metrics were, however, adjusted to better reflect the organisation's strategic requirements by changing the weightings in line with the focus of business requirements while the broader objectives remained unchanged. Further changes to the metrics and their weightings have been recommended for 2022. As the business develops, the DSP metrics will be adjusted if necessary as we have done for 2022. See <NOM>.

Sunrise Dam, Australia

2021 DSP performance metrics

Financial measures – total weighting 62.5%					Future optionality – total weighting 12.5%	
Shareholder returns		Return on equity	Production	Costs	Future optionality	
Absolute total returns	Relative total returns	Normalised cash return on equity (nCROE)		All-in sustaining costs	Mineral Resource	Ore Reserve
10%	10%	15%	12.5%	15%	6.25%	6.25%

Related strategic focus area:

Ensure financial flexibility	Improve portfolio quality	Optimise overhead, costs and capital expenditure	Maintain long-term optionality

People, safety, health, environment and community – total weighting 25%

People	Safety	Health	Environment	Community
5.5%	8%	3%	6%	2.5%
• Gender diversity • Key talent retention • Succession bench strength in talent for Executive Committee roles	Combination of: • All injury frequency rate • Major hazard control compliance	• Cumulative number of critical control registers established for site-specific, material health risks (as captured in AuRisk) at each operation • Compliance with occupational exposure monitoring programmes for noise and dust at each operation	• Number of reportable environmental incidents at operating mines • GHG emissions – develop a carbon budget for each operation based on approved business plans	• Business disruptions as a result of community unrest

Related strategic focus area:

People, safety, health and sustainability

Total 2021 DSP metrics by category (100%)



- 25.0%
- 12.5%
- 62.5%

■ Financial measures ■ Future optionailty
■ People, safety, health, environment and community

SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued

Deferred Share Plan
Endorsed by shareholders at the 2017 annual general meeting, and implemented with effect from 1 January 2018

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
With effect from 1 January 2018, the Company has used a single incentive for short-term and long-term performance. The DSP is designed to encourage employees to meet strategic short-, medium- and long-term objectives that will enable value delivery to shareholders, by achieving defined Company objectives.	Permanent employees who do not participate in a production bonus are eligible to participate in the DSP. The DSP award is payable in cash and where applicable (depending on stratum level), the balance will be delivered in one of two compensation components, either deferred cash or deferred shares, vesting equally over a period of two to five years. The total incentive is determined based on a combination of Company and individual performance measures, which are defined annually with weightings applied to each measure. The metrics are defined against the objectives that most strongly drive Company performance and are weighted to financial outcomes, production, cost, Mineral Resource and Ore Reserve, sustainability and people. Each metric is weighted and has a threshold, target and stretch definition based on the Company budget and the desired stretch targets for the year.	Details of on-target, threshold and maximum awards for all staff are shown in the tables on page 119. Note that below threshold performance will result in no payment.	One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment. Performance measures are weighted between Company and individual KPIs. Company and individual performance measures are assessed over the financial year, with the exception of certain Company measures that are measured over a trailing three-year basis, as indicated below.
A single set of performance objectives is used, reviewed and approved annually by the committee, based on the impact on the Company's performance.	At the end of each financial year, the performance of the Company, the CEO and CFO is assessed by the committee and the board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as per calculations below: **Cash portion:** Base pay x individual performance weighting x on-target cash percentage x individual performance modifier (KPIs: 1 – 5 rating) + Base pay x Company performance weighting x on-target cash percentage x Company performance modifier. **Deferred cash/shares:** Base pay x individual performance weighting x on-target deferred percentage x individual performance modifier (KPIs: 1 – 5 rating) + Base pay x Company performance weighting x on-target deferred percentage x Company performance modifier. The deferred shares are awarded as conditional rights to shares with dividend equivalents. Vesting of the deferred portion occurs equally over either a two-, three-, or five- year period, depending on the level of the participant.		Company metrics, each with their own weighting, are: • Relative total shareholder returns (TSR)* • Absolute total shareholder returns* • Normalised cash return on equity* • Production • All-in sustaining costs • Ore Reserve additions pre-depletion • Mineral Resource additions pre-depletion • Safety, Health, Environment and Community • People

These measures are on a trailing three-year backward-looking basis

118

The graphs below illustrate the threshold, on-target and stretch for the DSP scheme and performance measure weightings (Company and individual) as a percentage of base salary:



Employee stratum and level	Deferral period (years)	Performance measure weightings	
		Company	Individual
CEO (VII) / CFO (VIH) /Executive management (VIL)	5	80	20
Senior management (IVH − V)	3	50	50
Senior management (IVL)	2	50	50
Middle management (III)	2	40	60

The deferred shares are awarded as conditional rights to shares with dividend equivalents. Vesting of the deferred portion occurs equally over either a two, three, or five- year period, depending on the level of the participant.

Malus and clawback

The committee have reviewed the "malus" and "clawback" provisions in 2021 in line with external benchmarks and the committee's expectations in the event that any of the following matters is discovered. Below are the revised provisions:

Malus

The committee has discretion to reduce, including to zero, an award that has not yet accrued or vested to an individual where (but not limited to):

- A participant was, in the reasonable opinion of the committee, deliberately misleading the Company or any subsidiary, the market and/or the Company's shareholders concerning the financial performance of the Company

- A participant caused harm to the Company's reputation

- A participant's actions amounted to misconduct, including but not limited to the participant acting fraudulently, dishonestly or being in material breach of their obligations, as described in the Company's Disciplinary Code and Procedure Policy

- A participant's actions amounted to negligence, incompetence or poor performance

- There is a material error in the Company's financial statements, which results in a restatement

- There is a material downturn in the financial performance of the Company at any time before the applicable vesting date

- There is a material failure of risk management in the Company

- The discovery that any information or the assessment of any performance condition(s) used to determine an award based on a material error, or inaccurate or misleading information, or

- Any other matter which, in the reasonable opinion of the committee, is required to be taken into account to comply with prevailing legal and/or regulatory requirements, which for the avoidance of doubt, includes the applicable laws published by a regulator from time to time

Clawback

The committee will consider applying clawback at any time during the three years from the date of vesting of the variable remuneration, being the cash incentive, deferred cash or deferred share allocation (the clawback period), based on the following limited trigger events:

- There is a material failure of risk management in the Company or in the relevant Business Unit, considering the participant's involvement and responsibility for that incident

- The discovery of action or conduct of a participant which in the opinion of the committee amounts to gross misconduct that occurred prior to award or vesting

- There is a material error in the Company's financial statements, which results in a restatement, which may have resulted in an over-allocation of cash incentive, deferred cash and deferred share allocations

SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued

- The discovery of events that occurred prior to vesting that have had a significant detrimental impact on the reputation of the Company or the relevant business unit or have led to the censure of the Company or a group Company by a regulatory authority
- Where there is an error in the calculation of any performance condition which may have resulted in an overpayment

Performance management

Performance management at AngloGold Ashanti is a key process where our management and employees work together to plan, monitor and review an employee's objectives and overall contribution to the organisation. More than just an annual performance review, performance management is the continuous process of setting objectives, assessing progress and providing on-going support, coaching and feedback to ensure that employees are meeting their objectives and career goals – aligned to the strategic business goals.

A performance management framework has been designed to address the following business requirements:

- Defining and measuring a high-performance culture linked to business requirements
- Aligning KPIs to business strategy – the cascading of goals
- Effective engagement and partnering by line managers, building line manager capability
- Integrated people processes – aligning talent management, career development, reward and recognition to performance outcomes
- Providing a consistent performance management methodology and practices:
  - Goal setting: creating line of sight between business goals and individual goals
  - Performance conversations: consistent and continuous conversations throughout the year
  - The rating scale: consistent measure of performance across the business
  - Calibration: creates fairness to mitigate assessor's bias
  - Performance Management Outcome Distribution Curve: aligns business performance with people performance

Individual performance is as critical as Company performance on both fixed and variable remuneration decisions. Where an employee's performance is below expectations they will not receive an incentive bonus.

Remuneration scenarios at different performance levels

The graphs alongside, typically depict the pay mix of the executive management team in line with the 2021 remuneration policy including DSP outcomes at threshold, target and maximum performance. Below threshold performance will result in no payout. The long-term incentive (DSP deferred shares) vests annually in five equal tranches.

The pay mix graphs for the CEO and CFO depict actual base salaries and benefits. Those for the Executive Committee are based on averages.

CEO
(Rm)


Below threshold
24
6
Threshold
24
6
12
24
Target
24
6
24
48
Maximum
24
6
36
72
0
30
60
90
120
150
Base salary
Benefits
DSP cash
DSP deferral

CFO
(Rm)


Below threshold
10
3
Threshold
10
3
4
9
Target
10
3
9
19
Maximum
10
3
13
28
0
10
20
30
40
50
60
Base salary
Benefits
DSP cash
DSP deferral

Executive Committee
(Rm)


Below threshold
8
2
Threshold
8
2
3
7
Target
8
2
6
14
Maximum
8
2
9
21
0
5
10
15
20
25
30
35
40
Base salary
Benefits
DSP cash
DSP deferral

CEO
(% of total remuneration)



	Base salary	Benefits	DSP cash	DSP deferral
Below threshold	80	20		
Threshold	37	9	18	36
Target	23	6	24	47
Maximum	18	4	26	52

CFO
(% of total remuneration)



	Base salary	Benefits	DSP cash	DSP deferral
Below threshold	77	23		
Threshold	38	11	16	35
Target	25	8	21	46
Maximum	19	6	23	52

Executive Committee
(% of total remuneration)



	Base salary	Benefits	DSP cash	DSP deferral
Below threshold	80	20		
Threshold	40	10	16	34
Target	26	6	20	48
Maximum	20	5	23	52



Tropicana, Australia

SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued

Recruitment policy

When recruiting a member of the executive management team, a comparative benchmarking exercise is undertaken to determine the size, nature and complexity of the role, and skills availability in the market prior to making a competitive offer.

The following principles are applied when recruiting external hires:

- Remuneration for external appointments will take into account any remuneration which is forfeited from the previous employment upon joining, and may replace these in an appropriate form, taking into account timing and performance conditions as appropriate subject to proof of forfeiture
- The committee will not offer any sign-on bonuses that do not conform to the conditions set out above, for example the "golden hello"
- In the case of share awards forfeited they will have equivalent performance conditions unless the committee determines otherwise
- The committee will also take into account both market practice and any relevant commercial factors in considering the terms of the buy-out award

- A time period is applied to a buy-out with a minimum clawback

All Executive Committee members recruited in 2021 were remunerated in line with the recruitment policy.

Termination policy

Members of the executive management team, and all permanent employees, have open-ended contracts (except where prescribed retirement ages apply) with termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category.

In the event of a termination, the Company has the discretion to allow the employee to either work out their notice or to pay the guaranteed pay for the stipulated notice period in lieu of notice. Guaranteed pay includes base salary and other benefits, as detailed in the table below, but excludes variable pay.

All Executive Committee members terminated in 2021 were paid in line with the termination policy.

	Reasons for termination			
	Voluntary resignation	**Dismissal/ termination for cause**	**Normal and early retirement, retrenchment and death**	**Mutual separation**
Base salary	Base pay will be paid over the notice period or as a lump sum	Base pay will be paid until employment ceases	Base pay is paid for a defined period based on cause and local policy as employees have different employment entities	Base pay will be paid over the notice period or as a lump sum
Pension	Pension contributions for the notice period will be paid; any lump sum does not include pension contributions unless contractually agreed	Pension contributions will be paid until employment ceases	Pension contributions will be paid until employment ceases	Pension contributions for the notice period will be paid; any lump sum would not include pension contributions unless contractually agreed
Medical provisions	Where applicable, medical provision for the notice period will be paid; any lump sum does not include contributions unless contractually agreed	Medical provision/ payment will be provided until employment ceases	Medical provision/payment will be provided until employment ceases	Where applicable, medical provision for the notice period will be paid; any lump sum would not include contributions unless contractually agreed
Benefits	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis	Benefits will fall away when employment ceases	Benefits will fall away when employment ceases	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis

	Voluntary resignation	Dismissal/ termination for cause	Normal and early retirement, retrenchment and death	Mutual separation
Reasons for termination *continued*				
DSP cash bonus	Forfeit, no bonus	No bonus	Discretion to pro-rate for period worked	Discretion to pro-rate for period worked
Deferred cash awards	Unvested awards lapse	Unvested awards lapse	The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period	The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period
Deferred share awards	Unvested awards lapse	Unvested awards lapse	**Retrenchment and retirement (early, normal and late):** **Senior managers** – upon separation, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following separation date **Executives** – upon separation of employment, vested shares may be exercised within six months following separation date. The participant will continue to hold unvested shares post separation of employment to vest at the original vesting date. Upon vesting of these shares, participant has up to six months to exercise vested shares **Death:** **All participants** – upon death of an employee, the vesting date will be accelerated, and the participant's estate shall be entitled to receive the full vested and unvested deferred shares within 12 months from date of death	**Senior managers** – upon separation, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following separation date **Executives** – upon separation of employment, vested shares may be exercised within six months following separation date. The participant will continue to hold unvested shares post separation of employment to vest at the original vesting date. Upon vesting of these shares, participant has up to six months to exercise vested shares

SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued

Revised minimum shareholding requirements

The committee is of the opinion that share ownership by executive management team members demonstrates their commitment to AngloGold Ashanti's success and serves to reinforce the alignment between executive and shareholder interests. With effect from March 2013, a MSR was introduced for the executive management team and the MSR was further increased with effect from 2020.

In 2021, the committee further enhanced the MSR to include a 12-month post termination MSR, to be implemented commencing 1 January 2022. All executive management team members are required to have a minimum shareholding in the Company as per the table below:

Role	Within three years of appointment/ from introduction of revised MSR (1 January 2020)	Within six years of appointment/ from introduction of revised MSR (1 January 2020)	Holding requirement	Post termination holding period effective 1 January 2022
CEO	150% of net annual base salary	300% of net annual base salary	Throughout employment as a director or prescribed officer	The post-termination MSR will be the requirement based on the MSR policy at the time of termination. Should the executive depart (or no longer serve as director or prescribed officer) before they have achieved the MSR, all shares allocated effective 1 January 2022 from the Company's share incentive will be held for one year post-termination period. The holding will be up to their required MSR
CFO	125% of net annual base salary	250% of net annual base salary		
Executive management team	100% of net annual base salary	200% of net base salary		

The following count towards an individual MSR:

- Shares purchased on the market, either directly or indirectly
- Vested shares from AngloGold Ashanti's share incentive schemes

Service contracts

All members of the executive management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the Company's DSP.

South African executive management team members are paid a portion of their remuneration offshore which is detailed under a separate contract. This reflects global roles and responsibilities and considers offshore business requirements. All such earnings are subject to tax in South Africa.

Change in control

Executive management team contracts are reviewed annually and currently continue to include a change in control provision. The change in control provision is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti, or
- A number of shareholders holding less than 35% of the Company's issued share capital consorting to gain a majority of the board and make management decisions, and
- Executive management team member contracts are either terminated or their role and employment conditions are curtailed

In the event of a change in control becoming effective, the executive management team member will in certain circumstances be subject to both the notice period and the change in control contract terms.

Executive management employment contracts provide that, in the event of their employment being terminated as a result of a change in control, the following is applicable:

I. All salary, benefits and bonuses in lieu of their notice pay

II. An amount equivalent to I above, and inclusive of the value of any pension contributions that would have been made by the Company in the notice period following the termination date (less such tax and national insurance contributions as the Company is obliged to deduct from the sum)

III. The vesting date will be accelerated to the date of the event and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period

Remuneration advisors

The committee, which is comprised solely of independent non-executive directors, engages independent advisors in relation to remuneration related matters. The current advisor is PwC whose appointment, terms of reference and fees payable are determined solely by the committee. PwC is invited to attend all meetings of the committee and has regular access to the committee's Chairperson and members.

PwC informs and assists the committee's deliberations by drawing on their global reach and perspective on compensation matters and trends. They brief the remuneration committee on regulatory developments in all major international markets. They comment on technical matters, and generally opine on the committee's work. The performance of PwC as the independent advisor is evaluated from time to time. Their fees are set to reflect time commitment, value added and market norms. For the year ended 31 December 2021, fees payable to PwC amounted to GBP449,100.

Key focus areas with which PwC assisted in 2021 include:

- Consultation on the appointment of the new CEO
- Advise on the appropriateness of the DSP structure and metrics
- Consultation on executive management matters
- Wage differential calculations and associated benchmarking
- Market trends, updates and best practice guidelines
- Committee training, where required

It is the committee's opinion that PwC has acted in an independent manner, in that they have primarily provided directional and strategic advice.

Given the change in AngloGold Ashanti's Independent Auditors from Ernst & Young (EY) to PwC, the committee has embarked on a formal tender process to appoint a new independent advisor.

The committee also made use of the services and output of Mercer, who provided global survey data and analysis. Mercer's charges amounted to R438,971.

Non-executive directors remuneration policy

AngloGold Ashanti's non-executive directors (NEDs) continue to be paid according to their roles. Retainer fees for board and standing committees are paid quarterly in arrears and are not subject to attendance at meetings.

The policy is applied using the following principles:

- Fees are reviewed annually and increases are effective as at the date of the AGM. They are set using a global comparator group which is derived from companies with similar size, complexity and geographic spread
- For the first time since 2014, the NEDs received an inflationary fee adjustment of 2% in 2021 based on market data provided by PwC in accordance with the selected peer group
- NEDs receive a travel allowance per night when they are away from their home country for board meetings or on Company approved business
- NEDs are not eligible to receive any short- or long-term incentives
- For 2022 the NEDs will not receive a fee increase to align themselves with the executive and senior management teams

(Details of the NED fees are presented on pages 143 of this report and 28 of the *<NOM>*)

Non-executive directors' Minimum Shareholding Requirement

During February 2022, the board approved an MSR for NEDs. In terms of the policy, NEDs are required to acquire and hold an MSR in AngloGold Ashanti shares, equivalent to 150% of their annual base fee within four years of the effective date of the policy for existing NEDs and from the effective date of appointment for new NEDs.



Iduapriem, Ghana

SECTION 3: REMUNERATION IMPLEMENTATION REPORT JANUARY TO DECEMBER 2021

This section of the Remuneration Report explains the implementation of the remuneration policy by providing details of the remuneration paid to members of the executive management team and non-executive directors for the financial year ended 31 December 2021.

Executive management team pay

Mercer conducts a biennial bespoke survey of executive management team remuneration. For 2021, the committee reviewed the comparator group against AngloGold Ashanti to ensure that changes in the market had not led to variances that made the current matches inappropriate. The committee approved the inclusion of Sibanye-Stillwater into the comparator group commencing in 2022. See *<NOM>*.

The companies included in the comparator group are ranked in terms of a number of criteria selected in areas which were aligned with AngloGold Ashanti. The table below summarises the 2021 comparator group:

2021 Comparator benchmark group

Agnico Eagle Mines	Canada
Anglo American Platinum Limited	South Africa
Antofagasta	United Kingdom
Barrick Gold Corporation	Canada
B2Gold Corporation	Canada
Gold Fields Limited	South Africa
Kinross Gold Corporation	Canada
Newcrest Mining Limited	Australia
Newmont/Goldcorp	United States
South32	Australia
Yamana Gold Incorporated	Canada

Annual salary review 2021

In January 2021, annual increases resulted in each member of the executive management team receiving an increase in line with the CPI in their respective jurisdictions. This is in line with increases for all AngloGold Ashanti employees. Most of the executive management voluntarily elected to donate their increase to the special COVID-19 relief fund in South Africa. The respective CPI increases applicable to the executive management team were as follows:

Region	Inflationary salary increase
Australia	1.5%
South Africa	4.1%
United States	2.0%

It is to be noted that a special salary increase adjustment was implemented effective 1 January 2021 for Ms Lizelle Marwick who has received an overall increase of 20% to align her closer to both the market and her internal peers.

Details are available in the single total figure reporting table on pages 128 to 129.

For management and below employees that are not in the bargaining unit, the committee reviews a local market increase application, this is primarily based on CPI. However, concession is granted where there are region specific scarce skills or hyper-inflation considerations. For 2021 the majority of increases



Cerro Vanguardia, Argentina

were CPI based. Actual increases are typically performance differentiated while retaining the overall CPI increase pool.

Increases awarded to our various bargaining units were determined through a collective bargaining process.

Executive movements

A new CEO, Mr Alberto Calderon, was appointed on 1 September 2021. His remuneration and sign-on details are reflected in the single figure reporting on pages 128 and 129.

Ms Christine Ramon, Interim CEO, and Mr Ian Kramer, Interim CFO, continued in their interim appointments, which had begun on 1 September 2020, until the appointment of the new CEO on 1 September 2021, when Ms Christine Ramon and Mr Ian Kramer resumed their respective roles as CFO and Senior Vice President: Group Finance.

The Interim CEO's and Interim CFO's remuneration details for 2021 are reflected as follows on pages 128 and 129:

- Ms Ramon: Interim CEO from 1 January 2021 to 31 August 2021 and CFO from 1 September 2021 to 31 December 2021
- Mr Kramer: Interim CFO (in his capacity as a prescribed officer) from 1 January 2021 to 31 August 2021

An allowance aligned to the Company's acting allowance policy formed part of Ms Ramon and Mr Kramer's remuneration to recognise the additional responsibilities associated with these roles for the period 1 January 2021 to 31 August 2021.

Ms Tirelo Sibisi, Executive Vice President: Group Human Resources, resigned effective 1 April 2021; her last day of employment was 30 September 2021. Ms Italia Boninelli was appointed as Interim Group Human Resources Executive Consultant and a prescribed officer for the period 1 April 2021 to 31 December 2021. She will remain on contract until 31 March 2022. Their remuneration is reflected on pages 128 and 129.

Mr Graham Ehm, Executive Vice President: Planning and Technical, retired effective 31 December 2021. He was replaced by Mr Marcelo Godoy, Chief Technology Officer effective 15 October 2021. Their remuneration is reflected on pages 128 and 129.

Mr Vaughan Chamberlain assumed the role of Acting Chief Development Officer from 1 October 2021. An allowance aligned with the Company's acting allowance policy formed part of Mr Chamberlain's remuneration to recognise the additional responsibilities associated with the prescribed officer role for the period 1 October 2021 to 31 December 2021. This is reflected on pages 128 and 129.

Due to the reconfigured Operating Model, Sicelo Ntuli separated from the Company after a distinguished career spanning 22 years. His separation payments were calculated in line with the relevant policy and can be seen in the single figure tables on pages 128 and 129.

Ms Lisa Ali, Chief People Officer, and Mr Terry Briggs, Chief Development Officer, will both be joining AngloGold Ashanti effective 1 April 2022. No payments were made to them for the 2021 reporting period.

The single total figure reporting on pages 128 and 129 provides the remuneration details of executive directors and prescribed officers who held office in the current year in line with the shareholder-approved standard conditions of employment. It is to be noted that KPM Dushnisky who was no longer a director or prescribed officer for the relevant period in 2021 was paid the balance of his 12-month notice period of $2.8m, which included his DSP FY2020 cash bonus in February 2021. These payments are in accordance with our termination policy on page 122 and were previously disclosed in our 2020 report.

The single figure remuneration comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2021.



Serra Grande, Brazil

SECTION 3: REMUNERATION IMPLEMENTATION REPORT JANUARY TO DECEMBER 2021 continued

Executive directors' and prescribed officers' remuneration

The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2021.

Single total figure of remuneration

		Base Salary				
		ZAR denominated portion [1]	USD/AUD denominated portion [1]	Pension Scheme benefits	Once off relocation costs	Cash in lieu of dividends
		ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000
Executive directors						
A Calderon [4]	**2021**	**–**	**7,821**	**2,066**	**–**	**–**
	2020	–	–	–	–	–
KC Ramon [5]	**2021**	**6,104**	**4,324**	**864**	**–**	**67**
	2020	5,864	4,594	834	–	385
Total executive directors	**2021**	**6,104**	**12,145**	**2,930**	**–**	**67**
	2020	5,864	4,594	834	–	385
Prescribed officers						
SD Bailey	**2021**	**4,648**	**3,062**	**–**	**–**	**30**
	2020	4,465	3,305	–	–	75
I Boninelli [6]	**2021**	**4,725**	**–**	**–**	**–**	**–**
	2020	–	–	–	–	–
VA Chamberlain [7]	**2021**	**1,047**	**252**	**137**	**–**	**–**
	2020	–	–	–	–	–
PD Chenard [8]	**2021**	**440**	**335**	**–**	**–**	**–**
	2020	5,282	4,255	–	–	–
GJ Ehm [9]	**2021**	**–**	**10,392**	**291**	**–**	**54**
	2020	–	10,462	284	–	409
L Eybers	**2021**	**–**	**10,760**	**291**	**–**	**52**
	2020	–	10,832	284	–	377
MC Godoy [10]	**2021**	**–**	**1,882**	**141**	**–**	**–**
	2020	–	–	–	–	–
I Kramer [11]	**2021**	**2,408**	**–**	**301**	**–**	**15**
	2020	1,156	–	144	–	–
L Marwick [12]	**2021**	**4,706**	**1,828**	**629**	**–**	**13**
	2020	1,896	939	256	–	–
S Ntuli [13]	**2021**	**5,415**	**3,567**	**756**	**–**	**36**
	2020	5,202	3,851	728	–	95
TR Sibisi [14]	**2021**	**1,144**	**758**	**242**	**–**	**47**
	2020	4,484	3,518	1,000	–	258
Total prescribed officers	**2021**	**24,533**	**32,836**	**2,788**	**–**	**247**
	2020	22,485	37,162	2,696	–	1,214

[1] Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.

[2] Other benefits include health care, group personal accident cover, group life cover, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

[3] The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a three to five year period in equal tranches.

[4] A Calderon was appointed as executive director and CEO with effect from 1 September 2021. All payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period.

[5] KC Ramon was appointed as Interim CEO from 1 September 2020 to 31 August 2021. Included in the DSP awards is the DSP cash bonus and share award for 2021 calculated on the CFO role for four months. Other payments reflect the acting allowance paid and the DSP cash bonus and share award for the acting period of eight months calculated on the CEO percentage bonus opportunity.

[6] I Boninelli was appointed as Executive Group Human Resources Consultant and prescribed officer effective 1 April 2021. All payments including salary, DSP awards (cash bonus only) and other benefits were pro-rated and aligned to the appointment period.

[7] VA Chamberlain was appointed as Interim Chief Development Officer and prescribed officer effective 1 October 2021. All payments including salary, pension and other benefits were pro-rated and aligned to the appointment period. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his Senior Vice President (SVP) salary including a three-month acting allowance). Other payments reflect the acting allowance for the acting period from 1 October to 31 December 2021.

The following are definitions of terminology used in the adoption of the reporting requirements under King IV:

Reflected

In respect of the DSP awards, remuneration is reflected when performance conditions have been met during the reporting period.

Settled

This refers to remuneration that has been included in prior reporting periods and has now become payable but may not yet have been paid to the executive in the current period.

	Awards earned during the period reflected but not yet settled				
Other benefits [2]	DSP awards [3]	Sign-on awards granted	Other payments	Single total figure of remuneration	
ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	USD '000 [15]
156	20,481	10,289	–	40,813	2,761
–	–	–		–	–
525	7,652	–	22,974	42,510	2,875
924	22,507	–	16,513	51,621	3,138
681	28,133	10,289	22,974	83,323	5,636
924	22,507		16,513	51,621	3,138
1,246	15,752	–	–	24,738	1,673
1,259	24,103	–	–	33,207	2,019
131	4,091	–	–	8,947	605
–	–		–	–	–
29	7,228	–	264	8,957	606
–	–		–	–	–
1,489	–	–	–	2,264	153
2,468	8,554	–	–	20,559	1,250
1,548	6,359	–	–	18,644	1,261
710	32,108	–	–	43,973	2,673
1,578	21,189	–	–	33,870	2,291
798	31,896	–	–	44,187	2,686
358	4,782	35,072	–	42,235	2,857
–	–		–	–	–
48	5,459	–	602	8,833	598
24	6,085	–	289	7,698	468
271	13,735	–	–	21,182	1,433
136	16,615	–	571	20,413	1,241
2,239	5,358	–	17,599	34,970	2,365
1,387	26,942	–	–	38,205	2,322
14	–	–	4,406	6,611	447
58	20,802	–	–	30,120	1,831
8,951	83,953	35,072	22,871	211,251	14,289
6,840	167,105	–	860	238,362	14,490

[8] PD Chenard retired as EVP: Strategy and Corporate Development and prescribed officer with effect from 31 January 2021. All payments including salary and other benefits were pro-rated and aligned to retirement date.

[9] GJ Ehm retired as EVP: Group Planning and Technical and prescribed officer with effect from 31 December 2021. All payments including salary, pension, DSP awards (cash bonus only) and other benefits are aligned to retirement date.

[10] MC Godoy was appointed as Chief Technology Officer and prescribed officer effective 15 October 2021. All payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period.

[11] I Kramer was appointed as Interim CFO and prescribed officer from 1 September 2020 to 31 August 2021. All payments including salary, pension and other benefits were pro-rated aligned to the acting period for 2021. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his SVP salary including an eight-month acting allowance). Other payments reflect the acting allowance for the acting period from 1 January to 31 August 2021.

[12] L Marwick's 2021 earnings are for a full financial year as compared to 2020 earnings which were prorated as she was promoted and appointed as a prescribed officer effective 1 July 2020.

[13] S Ntuli separated from the Company due to the reconfigured Operating Model effective 31 December 2021. All payments including salary, pension, DSP awards (cash bonus only) and other benefits are aligned to separation date. Other payments include separation payments.

[14] TR Sibisi resigned as EVP: Group Human Resources and prescribed officer effective 1 April 2021. All payments including salary, pension and other benefits were pro-rated and aligned to 1 April 2021. Included in other payments is payment in lieu of unworked notice period from 1 April 2021 to 30 September 2021.

[15] Convenience conversion to USD at the year-to-date average exchange rate of $1: R14.7842 (2020: $1: R16.4506).

SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2021 continued

Total cash equivalent received reconciliation

		Single total figure of remuneration	Awards earned during the period reflected but not yet settled		DSP 2020 cash portion settled	DSP share awards settled		
			DSP awards [1]	Sign-on awards granted		Grant fair value [2]	Market movement since grant date [2]	Vesting fair value [2]
		ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000
Executive directors								
A Calderon	2021	40,813	(20,481)	(10,289)	–	–	–	–
	2020	–	–	–	–	–	–	–
KC Ramon	2021	42,510	(28,907)	–	11,479	7,751	1,596	9,347
	2020	51,621	(38,137)	–	9,214	22,804	24,878	47,682
Total executive directors	2021	83,323	(49,388)	(10,289)	11,479	7,751	1,596	9,347
	2020	51,621	(38,137)	–	9,214	22,804	24,878	47,682
Prescribed officers								
SD Bailey	2021	24,738	(15,752)	–	6,793	3,892	504	4,396
	2020	33,207	(24,103)	–	5,473	4,960	5,278	10,237
I Boninelli	2021	8,947	(4,091)	–	–	–	–	–
	2020	–	–	–	–	–	–	–
VA Chamberlain	2021	8,957	(7,228)	–	–	2,099	425	2,524
	2020	–	–	–	–	–	–	–
PD Chenard	2021	2,264	–	–	7,977	2,624	(151)	2,473
	2020	20,559	(8,554)	–	5,557	–	–	–
GJ Ehm	2021	18,644	(6,359)	–	9,465	6,912	1,468	8,380
	2020	43,973	(32,108)	–	8,612	20,969	21,781	42,750
L Eybers	2021	33,870	(21,189)	–	9,402	6,683	1,376	8,059
	2020	44,187	(31,896)	–	8,518	19,688	21,295	40,983
MC Godoy	2021	42,235	(4,782)	(35,072)	–	–	–	–
	2020	–	–	–	–	–	–	–
I Kramer	2021	8,833	(5,459)	–	2,434	1,772	340	2,112
	2020	7,698	(6,085)	–	–	–	–	–
L Marwick	2021	21,182	(13,735)	–	4,760	1,543	262	1,805
	2020	20,413	(16,615)	–	–	–	–	–
S Ntuli	2021	34,970	(5,358)	–	7,593	6,278	1,637	7,915
	2020	38,205	(26,942)	–	6,367	6,289	6,710	12,999
TR Sibisi	2021	6,611	–	–	5,849	5,399	1,132	6,531
	2020	30,120	(20,802)	–	5,943	15,258	16,122	31,380
Total prescribed officers	2021	211,251	(83,953)	(35,072)	54,273	37,202	6,993	44,195
	2020	238,362	(167,105)	–	40,470	67,164	71,186	138,349

[1] The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a three to five year period in equal tranches.

[2] Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, DSP 2020 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.

[3] Convenience conversion to USD at the year-to-date average exchange rate of $1: R14.7842 (2020: $1: R16.4506).

Details of the share incentive scheme awards are reflected in the tables that follow.

	Sign-on cash settled			Sign-on shares settled			Total cash equivalent received reconciliation	
	Grant fair value [2]	Currency movement since grant date [2]	Settlement fair value [2]	Grant fair value [2]	Market movement since grant date [2]	Vesting fair value [2]		
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	US$ '000 [3]
	10,289	–	10,289	–	–	–	20,332	1,375
	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	34,429	2,329
	–	–	–	–	–	–	70,380	4,278
	10,289	–	10,289	–	–	–	54,761	3,704
	–	–	–	–	–	–	70,380	4,278
	–	–	–	–	–	–	20,175	1,365
	–	–	–	–	–	–	24,814	1,508
	–	–	–	–	–	–	4,856	328
	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	4,253	288
	–	–	–	–	–	–	–	–
	–	–	–	6,513	3,644	10,157	22,871	1,547
	3,165	–	3,165	6,513	9,012	15,525	36,252	2,204
	–	–	–	–	–	–	30,130	2,038
	–	–	–	–	–	–	63,227	3,843
	–	–	–	–	–	–	30,142	2,039
	–	–	–	–	–	–	61,792	3,756
	4,583	–	4,583	–	–	–	6,964	471
	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	7,920	536
	–	–	–	–	–	–	1,613	98
	–	–	–	–	–	–	14,012	948
	–	–	–	–	–	–	3,798	231
	–	–	–	–	–	–	45,120	3,052
	–	–	–	–	–	–	30,629	1,862
	–	–	–	–	–	–	18,991	1,285
	–	–	–	–	–	–	46,641	2,835
	4,583	–	4,583	6,513	3,644	10,157	205,434	13,897
	3,165	–	3,165	6,513	9,012	15,525	268,766	16,337

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued

Number of unvested awards and movement during the reporting period

Sign-on share awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited/ lapsed	Balance at 31 December	Fair value of granted awards [1]	Fair value of vested awards [2]	Fair value of unvested awards at 31 December [3]
							ZAR '000	ZAR '000	ZAR '000
Prescribed officers									
PD Chenard	**2021**	**32,476**	**–**	**32,476**	**–**	**–**	**–**	**10,157**	**–**
	2020	64,951	–	32,475	–	32,476	–	15,525	11,124
MC Godoy	**2021**	**–**	**107,353**	**–**	**–**	**107, 353**	**30,489**	**–**	**35,287**
	2020	–	–	–	–	–	–	–	–
Total prescribed officers	**2021**	**32,476**	**107,353**	**32,476**	**–**	**107,353**	**30,489**	**10,157**	**35,287**
	2020	64,951	–	32,475	–	32,476	–	15,525	11,124
Other management [4]	**2021**	**87,939**	**5,449**	**87,939**	**896**	**4,553**	**1,415**	**27,277**	**1,497**
	2020	175,878	–	87,939	–	87,939	–	28,473	30,121
Total sign-on share awards	**2021**	**120,415**	**112,802**	**120,415**	**896**	**111,906**	**31,904**	**37,434**	**36,784**
	2020	240,829	–	120,414	–	120,415	–	43,998	41,245

[1] The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a two to three year period in equal tranches in accordance with the JSE Listings Requirements.

[2] The fair value of vested awards represents the value received on settlement date.

[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.

[4] The awards for other management include awards for Mr KPM Dushnisky who stepped down as executive director in 2020.

Number of unvested awards and movement during the reporting period

DSP awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited / lapsed	Balance at 31 December	Fair value of granted awards [1]	Fair value of vested awards [2]	Fair value of unvested awards at 31 December [3]
							ZAR '000	ZAR '000	ZAR '000
Executive directors									
A Calderon	**2021**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2020	–	–	–	–	–	–	–	–
KC Ramon	**2021**	**134,421**	**79,541**	**30,475**	**–**	**183,487**	**24,576**	**9,347**	**60,312**
	2020	89,782	62,595	17,956	–	134,421	20,404	6,069	46,042
Total executive directors	**2021**	**134,421**	**79,541**	**30,475**	**–**	**183,487**	**24,576**	**9,347**	**60,312**
	2020	89,782	62,595	17,956	–	134,421	20,404	6,069	46,042
Prescribed officers									
SD Bailey	**2021**	**52,433**	**51,929**	**14,325**	**–**	**90,037**	**16,045**	**4,396**	**29,595**
	2020	19,196	39,635	6,398	–	52,433	12,920	2,163	17,959
I Boninelli	**2021**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2020	–	–	–	–	–	–	–	–
VA Chamberlain [4]	**2021**	**19,889**	**15,498**	**8,228**	**–**	**27,159**	**4,788**	**2,524**	**8 927**
	2020						–	–	–
PD Chenard	**2021**	**40,251**	**–**	**8,050**	**–**	**32,201**	**–**	**2,473**	**10,584**
	2020	–	40,251	–	–	40,251	13,121	–	13,787
GJ Ehm	**2021**	**120,204**	**73,218**	**27,321**	**–**	**166,101**	**22,622**	**8,380**	**54,597**
	2020	82,037	54,574	16,407	–	120,204	17,789	5,546	41,172
L Eybers	**2021**	**115,886**	**72,734**	**26,272**	**–**	**162,348**	**22,473**	**8,058**	**53,364**
	2020	77,380	53,982	15,476	–	115,886	17,597	5,231	39,693
MC Godoy	**2021**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2020	–	–	–	–	–	–	–	–
I Kramer	**2021**	**12,892**	**11,816**	**6,884**	**–**	**17,824**	**3,651**	**2,112**	**5,859**
	2020	7,759	9,012	3,879	–	12,892	2,938	1,311	4,416
L Marwick	**2021**	**11,482**	**36,223**	**5,884**	**–**	**41,821**	**11,192**	**1,805**	**13,747**
	2020	6,170	8,397	3,085	–	11,482	2,737	1,043	3,933
S Ntuli	**2021**	**62,114**	**58,047**	**25,226**	**–**	**94,935**	**17,935**	**7,915**	**31,205**
	2020	24,006	46,110	8,002	–	62,114	15,030	2,705	21,275
TR Sibisi [5]	**2021**	**93,775**	**–**	**21,291**	**72,484**	**–**	**–**	**6,531**	**–**
	2020	63,424	43,035	12,684	–	93,775	14,028	4,287	32,120
Total prescribed officers	**2021**	**528,926**	**319,465**	**143,481**	**72,484**	**632,426**	**98,706**	**44,194**	**207,878**
	2020	279,972	294,996	65,931	–	509,037	96,160	22,286	174,355
Other management [6]	**2021**	**1,442,976**	**786,342**	**691,212**	**250,330**	**1,287,776**	**242,956**	**212,629**	**423,292**
	2020	1,229,606	818,941	430,107	155,575	1,462,865	266,950	145,376	501,059
Total DSP awards	**2021**	**2,106,323**	**1,185 348**	**865,168**	**322,814**	**2,103,689**	**366,238**	**266,170**	**691,482**
	2020	1,599,360	1,176,532	513,994	155,575	2,106,323	383,514	173,731	721,456

[1] The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date, 24 February 2021.

[2] The fair value of vested awards represents the value deemed received on settlement date.

[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.

[4] Opening balances were included as part of Other Management.

[5] Share awards lapsed due to resignation.

[6] The awards for other management include awards for Ms ME Sanz, who resigned in 2020, and Mr KPM Dushnisky, who stepped down as executive director in 2020.

SECTION 3: REMUNERATION IMPLEMENTATION REPORT JANUARY TO DECEMBER 2021 continued

Minimum shareholding requirements

For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.

Executive	Six-year target achievement date	MSR holding as at 31 December 2021 as a percentage of net base pay	Three-year MSR target achievement percentage	Six-year MSR target achievement percentage
Executive directors				
A Calderon [1]	September 2027	7%	150%	300%
KC Ramon	March 2021	899%	125%	250%
Prescribed officers				
SD Bailey	January 2025	199%	100%	200%
I Boninelli [2]	April 2027	0%	100%	200%
VA Chamberlain [3]	October 2027	57%	100%	200%
GJ Ehm [4]	March 2019	243%	100%	200%
L Eybers	March 2023	370%	100%	200%
MC Godoy [5]	October 2027	0%	100%	200%
L Marwick	July 2026	108%	100%	200%
S Ntuli [6]	January 2025	181%	100%	200%

[1] Appointed executive director with effect from 1 September 2021 and the three-year MSR achievement is due in September 2024.

[2] Appointed prescribed officer with effect from 1 April 2021 and the three-year MSR achievement is due in April 2024.

[3] Appointed prescribed officer with effect from 1 October 2021 and the three-year MSR achievement is due in October 2024.

[4] Retired prescribed officer with effect from 31 December 2021. MSR holding not required.

[5] Appointed prescribed officer with effect from 15 October 2021 and the three-year MSR achievement is due in October 2024.

[6] Prescribed officer separated from the Company due to the reconfigured Operating Model with effect from 31 December 2021. MSR holding not required.

2021 DSP performance outcomes

The committee approved the 2021 DSP metrics Company performance achievement with the following downward adjustments:

- **nCROE:** 7.5% reduction from stretch to target on the basis of the Company's performance
- **AIFR:** 4% reduction as a result of the two fatalities that took place at Obuasi in Ghana and Serra Grande in Brazil
- This resulted in a total reduction of 11.5%. Therefore the 2021 DSP Company performance achievement will be 70.73% (from the original 82.23%)

The table below, which is a 14% reduction on the unadjusted figure, summarises AngloGold Ashanti's remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2021:

DSP performance measure		Weighting	Threshold measures	Target measures	Stretch measures	2021 achievement %
Financial measures	Relative total shareholder return (measured in US$)	10.00%	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile of TSR comparators	15.00%
	Absolute total shareholder return (measured in US$)	10.00%	US$ COE	US$ COE + 2%	US$ COE + 6%	15.00%
	Normalised cash return on equity (nCROE)	15.00%	US$ COE (6%)	US$ COE + 9% (15%)	US$ COE + 18% (24%)	15.00%
	Production	12.50%	2,700oz (000)	2,800oz (000)	2,900oz (000)	0.00%
	All-in-sustaining costs	15.00%	US$1,230/oz	US$1,205/oz	US$1,180/oz	0.00%
Future optionality	Ore Reserve additions (pre-depletion, asset sales, mergers and acquisitions)	6.25%	Plus 1.4Moz	Plus 2.9Moz	Plus 4.3Moz	5.91%
	Mineral Resource (pre-depletion, asset sales, mergers and acquisitions)	6.25%	Plus 3.8Moz	Plus 7.5Moz	Plus 11.3Moz	0.00%
Safety, health, environment and community	All injury frequency rate (AIFR) – one year	4.00%	≥2.5% performance improvement (2.33)	≥5% performance improvement (2.27)	≥7.5% performance improvement (2.21)	2.00%
	Major hazard management critical control percentage compliance	4.00%	95% critical control compliance	99% critical control compliance	99.5% critical control compliance	4.60%
	Cumulative number of critical control registers established for site-specific material health risks (as captured in AuRisk) at each operation	1.50%	5	6	8	2.08%
	Compliance with occupational exposure monitoring programmes for noise and dust at each operation	1.50%	60% compliance	70% compliance	90% compliance	2.01%
	Number of reportable environmental incidents at operating mines	3.00%	2	1	–	0.00%
	GHG emissions – develop a carbon budget for each operation based on approved business plans	3.00%	80% of operations	90% of operations	100% of operations	4.50%
	Number of business disruptions as a result of community unrest	2.50%	3	2	–	3.13%
Core value: People	Succession bench strength in talent for Executive Committee roles	2.00%	15 successors	16 successors	18 successors	0.00%
	Key staff retention	1.00%	85% p.a.	90% p.a.	95% p.a.	1.50%
	Gender diversity	2.50%	21% female representation	23% female representation	25% female representation	0.00%
	Total	**100%**				**70.73%**

No malus or clawback provisions were applied for the Executive Committee members in 2021.

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued

Total remuneration outcomes – Alberto Calderon

Chief Executive Officer – four months (September – December 2021)

Start date:	1 September 2021
Notice period:	12 months
Change in control (as described in the Remuneration Policy, "Change in control" on page 124):	12 months

CEO
(Rm)



	Base salary	Benefits	DSP cash	DSP deferral
Actual Earnings	8	2	7	14
Target	24	6	24	48
Maximum	24	6	36	72

Total actual pay for Mr Calderon is based on four months, which is aligned to his start date of 1 September 2021. Note that the target and maximum earning potential have been annualised.

Maximum DSP cash bonus opportunity: 150%	Final cash bonus results: 86.58%
Maximum DSP share awards opportunity: 300%	Final share award results: 173.17%
Total DSP opportunity: 450% (as % of base pay)	Final DSP result for 2021: 259.75%

CEO: Key objectives and achievements 2021

Scorecard	Weighting	Comments
Health, safety, environment and community • Safety – 12.5% • Health, environment and community – 12.5% • Results aligned to Company DSP outcome	25%	• A new Climate Change Strategy has been developed • We have published our inaugural Climate Change Report during the year, in line with the recommendations of the Task Force on Climate-related Financial Disclosures • Our all injury frequency rate in 2021 ended with 2.14 injuries per million hours worked, which remains well below the ICMM member Company average. This however does not detract from the fact that in 2021 we lost two of our colleagues • The decarbonisation target of a 30% reduction in GHG emissions intensity by 2022 has been exceeded (baseline year: 2007)
Production and cost • Achievement of production ounces and cash cost/oz • Deliver the Company strategy and market guidance • Advance major projects for the Company's long-term future	55%	• Our mines stabilised in the second half of the year with a 12% production gain from our operating assets (excluding Obuasi) over the first half, partly offsetting rising costs related to COVID-19 and inflation impacts • We generated $104m free cash flow, leaving our balance sheet in a solid position at year-end, with low gearing, strong liquidity and no near-term debt maturities • We resumed underground mining at Obuasi in October and since then the start plan has tracked to schedule • The acquisition of Corvus has enhanced the project pipeline. This delivers a unique opportunity to consolidate Corvus' assets with our own in one of the world's top ranking mining jurisdictions to create a meaningful new production base, with first gold output anticipated in three years

CEO: Key objectives and achievements 2021 *continued*

Scorecard	Weighting	Comments

Individual KPIs
• Operating model that builds organisational efficiency through effective structure and leadership
• Effective stakeholder management through:
  ◦ Effective relationships with Shareholders and Investors; and
  ◦ Effective regular communication with Executive Committee, operations, projects and employees
	20%	• The CEO spent significant time with the leadership team immediately after his appointment in September 2021, designing and communicating the new model and implementation was completed in early 2022. The new organisational structure provides clear accountability across the business
		• With a focus on transformation, talent management, business improvement and mine planning, the CEO made three key external appointments, adding significant experience to an already seasoned group of existing executives

Total	**100%**	

CEO: Performance incentive outcome 2021

2021 DSP performance outcome	Weighting	DSP award outcome
Financial performance targets		
Relative total shareholder return	10.00%	15.00%
Absolute total shareholder return	10.00%	15.00%
nCROE	15.00%	15.00%
Production	12.50%	0.00%
All-in sustaining costs	15.00%	0.00%
Ore Reserve pre-depletion	6.25%	5.91%
Mineral Resource additions pre-depletion	6.25%	0.00%
Safety, health, environment and community	19.50%	18.32%
Core value: people	5.50%	1.50%
Total % for Company performance:	**100.00%**	**70.73%**
		x
Organisational performance weighting:		80.00%
		=
A - Organisational performance weighted outcome:		**56.58%**
Individual performance results		
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.		
Individual performance weighting:		20.00%
		X
Performance rating award correlation:		150.00%
		=
B - DSP opportunity based on individual performance:		**30.00%**
Total % of DSP pay opportunity (A+B)		86.58%
		x
On-target total cash bonus opportunity (as % of base pay)		100.00%
On-target total deferred share award opportunity (as % of base pay)		200.00%
		=
Final cash bonus result (as % of base pay)		86.58%
Final deferred share award result (as % of base pay)		173.17%
Base pay for four months as at 31 December 2021 (all offshore payments converted to ZAR at exchange rate of ZAR14.7842: USD1)		x
		7,884,907
		=
Annual cash portion of DSP:		**6,827,068**
Annual deferred share portion of DSP (to vest over five years):		**13,654,135**
Total 2021 deferred share plan award:		**20,481,203**

SECTION 3: REMUNERATION IMPLEMENTATION REPORT JANUARY TO DECEMBER 2021 continued

Total remuneration outcomes – Christine Ramon

Start date:	**1 October 2014**
Notice period:	**6 months**
Change in control (as described in the Remuneration Policy, "Change in control" on page 124):	**6 months**

(a) Interim Chief Executive Officer – eight months (January – August 2021)

Interim CEO
(Rm)



■ Base salary	■ Benefits	■ DSP cash	■ DSP deferral

Total actual pay for Ms Ramon in 2021, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.	
Maximum DSP cash bonus opportunity: 150%	**Final cash bonus results: 81.58%**
Maximum DSP share awards opportunity: 300%	**Final share award results: 163.17%**
Total DSP opportunity: 450% (as % of base pay)	**Final DSP result for 2021: 244.75%**

Interim CEO: Personal KPIs and performance 2021

Interim CEO Personal KPIs	Weightings	Comments
Focus on employee health and safety and maintain business continuity in the context of the COVID-19 pandemic	**20%**	• Supported the roll out of the revitalised safety strategy across the group which resulted in the number of reported high potential incidents improving year-on-year • Maintained focus on business continuity while proactively managing operational and supply risks to ensure adequate stockpile levels and three to six months of critical consumables and spares across operations to mitigate risk • Ensured AngloGold Ashanti maintained its focus on the COVID-19 vaccination roll-out programme across the group within the regulatory frameworks of each of our operational jurisdictions

Interim CEO: Personal KPIs and performance 2021 *continued*

Interim CEO Personal KPIs	Weightings	Comments
Guide the development of 2022 strategy and execute the agreed 2021 strategy	25%	• Focused on extending mine lives and improving Ore Reserve confidence through development. Completed 465km of brownfield drilling in the first half of the year. Notable successes included the continued growth of the newly discovered Frankie orebody at Sunrise Dam and additional high-grade intercepts at Geita's Nyamulilima discovery • Tropicana-Havana Stage 2 progressed and Sunrise Dam's Golden Delicious open pit was completed • The Geita Hill underground portal development advanced according to plan • Received permits for the Geita Nyamulilima open pit earlier than expected and progressed its development • Obtained the new TSF facility permit for Iduapriem and advanced related plans • The reinvestment strategy experienced delays in the execution of Cut 2 at Iduapriem, a result of community issues, and an unplanned pit-wall failure at Tropicana has led to a three-month production delay for 2022 • Kept market informed on Obuasi, and in particular the voluntary suspension of underground activities there following the fatal incident in May 2021, the mine-wide review process and the potential impact on the Ore Reserve. The Obuasi mine suspension led to the revision of market guidance in August 2021 • The Corvus business case was progressed and the proposal to acquire the 80% stake was approved by board in July 2021 • Supported the launch of the shared consciousness framework on 29 April 2021 to ensure improved visibility, accountability and focus on ESG metrics • Ensured a strong focus on progressing the Company's Climate Change Strategy • Ensured an appropriate focus and the necessary governance structures to monitor implementation of the Brazilian TSF compliance programme
Disciplined capital allocation: balance sheet, reinvestment in the business and shareholder returns	25%	• Maintained adequate balance sheet liquidity. Balance sheet metrics remained strong with an improved adjusted net debt to adjusted EBITDA ratio of 0.37 times at the end of the second quarter 2021 compared to 0.73 times for June 2020 • Maintained focus on capital discipline and ensuring that capital was managed within budget • Ensured substantial completion of Obuasi Phase 2 in June 2021. Phase 3 was established and progressed while underground mining activities were suspended
Effective stakeholder management	20%	• Represented AngloGold Ashanti at all major investor conferences • Led the capital markets day communication in February 2021. This was the first time that AngloGold Ashanti management held this event in 8 years. The strategy and longer-term guidance issued was well received by the market. Unfortunately, the suspension of underground mining operations at Obuasi and cost pressures led to the revision in the market guidance later in the year • Participated in key stakeholder forums and engaged with joint venture partners, ensuring that AngloGold Ashanti's position on key sustainability and other relevant matters was advanced • Ensured regular communication with the organisation through briefs and townhall sessions
Organisational culture and values refresh	10%	• Initiated and directed the organisational culture and values refresh journey • Continued to embed the diversity and inclusion framework across the group • Progressed unconscious bias training and played an active role in the Global Women's Forum • Ensured review of relevant human resource policies, practices and frameworks • Held regular team cohesion sessions with the executives
Total	100%	

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued

Interim CEO: DSP performance incentive outcome 2021

2021 DSP performance outcome	Weighting	DSP award outcome
Financial performance targets		
Relative total shareholder return	10.00%	15.00%
Absolute total shareholder return	10.00%	15.00%
nCroe	15.00%	15.00%
Production	12.50%	0.00%
All-in sustaining costs	15.00%	0.00%
Ore Reserve additions pre-depletion	6.25%	5.91%
Mineral Resource additions pre-depletion	6.25%	0.00%
Safety, health, environment and community	19.50%	18.32%
Core value: people	5.50%	1.50%
Total % for Company performance:	**100.00%**	**70.73%**
		x
Organisational performance weighting:		80.00%
		=
A - Organisational performance weighted outcome:		**56.58%**
Individual performance results		
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.		
Individual performance weighting:		20.00%
		X
Performance rating award correlation:		125.00%
		=
B - DSP opportunity based on individual performance:		**25.00%**
Total % of DSP pay opportunity (A+B)		81.58%
		x
On-target total cash bonus opportunity (as % of base pay)		100.00%
On-target total deferred share award opportunity (as % of base pay)		200.00%
		=
Final cash bonus result (as % of base pay)		81.58%
Final deferred share award result (as % of base pay)		163.17%
Base pay for eight months as at December 2021 (all offshore payments converted to ZAR at exchange rate of ZAR14.7842: USD1)		x
		8,684,485
		=
Annual cash portion of DSP:		7,085,162
Annual deferred share portion of DSP (to vest over five years):		14,170,338
Total 2021 deferred share plan award:		21,255,500



(b) Chief Financial Officer – four months (September – December 2021)

CFO
(Rm)

	Base salary	Benefits	DSP cash	DSP deferral
Actual Earnings	3	0.5	2	5
Target	3	0.5	3	6
Maximum	3	0.5	5	9

Total actual pay for Ms Ramon in 2021, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.

Maximum DSP cash bonus opportunity: 127.5%	Final cash bonus results: 69.35%
Maximum DSP share awards opportunity: 277.5%	Final share award results: 150.93%
Total DSP opportunity: 405% (as % of base pay)	Final DSP result for 2021: 220.28%

CFO: Personal KPIs and performance 2021

CFO Personal KPIs	Weightings	Comments
Leadership and stakeholder engagement	15%	• Maintained engagement and effective relationships with investors, banks, debt investors, ratings agencies and joint venture partners • Continued providing input at relevant stakeholder forums on financial, tax and regulatory matters
Liquidity, ratings, balance sheet management	30%	• Delivered on the refinancing of the 2022 bonds through a new issuance in October 2021, setting a new benchmark, for the lowest coupon ever achieved by AngloGold Ashanti • Launched a liability management exercise to redeem the 2022 bonds which was successfully executed in November 2021 • Ensured successful refinancing of the Geita $150m RCF in December 2021 • Proactively engaged ratings agencies on AngloGold Ashanti's strategy, cost initiatives, Obuasi's mining operations and risk mitigation measures applied during the COVID-19 pandemic. All three agencies reaffirmed AngloGold Ashanti's credit rating during the second half of 2021 • Ensured that we maintained our focus on cash upstreaming while complying with regulatory requirements across our various operating jurisdictions • Kibali repatriated a cash dividend of $231m (attributable) in 2021, a significant positive development • Ensured that our focus remained on cash repatriation in Argentina where we repatriated $19m in cash (net of withholding tax) in December 2021. The remainder of the cash in-country was invested at attractive interest rates and mitigated currency devaluation • Ensured tangible progress on the Tanzanian VAT receivable where $54m was offset in 2021 against corporate taxes • The balance sheet and liquidity remained strong, despite operational issues, the suspension of underground mining operations at Obuasi and COVID-19 impacts

SECTION 3: REMUNERATION IMPLEMENTATION REPORT JANUARY TO DECEMBER 2021 continued

CFO: Personal KPIs and performance 2021 continued

CFO Personal KPIs	Weightings	Comments
Cost discipline and cash preservation measures	30%	• Compiled revised production and cost guidance in August 2021 – this applied across all metrics for 2021 after taking into consideration COVID-19 impacts (which was explicitly excluded from guidance) • Proactively managed supply chain risks across the business. Despite the inflationary pressures, supply chain savings of $52.3m were achieved for 2021 against a target of $55m • Maintained a strong focus on reducing corporate costs and non-essential expenditure. Corporate costs were contained well below budget for the year
Governance and Risk management	20%	• Ensured a strong culture of compliance across the group through regular interaction with the business, and quarterly CFO sessions; also ensured consistency in accounting practices and proactive risk mitigation processes throughout the Company • Ensured that cyber security was effectively managed across the business. There were no material breaches in cyber security during the year • The P80 target 2022 budget and P50 stretch budget were delivered timeously for board approval • Supported the external auditor tender process which was successfully executed for consideration by the Audit and Risk Committee in November 2021
People, culture, and values refresh	5%	• Directly involved in initiation of the organisational culture and values refresh, ensuring broader finance team participation • Played an integral part in overseeing the design and implementation of the new Operating Model changes for the finance and supply functions
Total	100%	

CFO: DSP performance incentive outcome 2021

2021 DSP performance year outcome	Weighting	DSP award outcome
Financial performance targets		
Relative total shareholder return	10.00%	15.00%
Absolute total shareholder return	10.00%	15.00%
nCroe	15.00%	15.00%
Production	12.50%	0.00%
All-in sustaining costs	15.00%	0.00%
Ore Reserve additions pre-depletion	6.25%	5.91%
Mineral Resource additions pre-depletion	6.25%	0.00%
Safety, health, environment and community	19.50%	18.32%
Core value: people	5.50%	1.50%
Total % for Company performance:	**100.00%**	**70.73%**
		x
Organisational performance weighting:		80.00%
		=
A - Organisational performance weighted outcome:		**56.58%**
Individual performance results		
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.		
Individual performance weighting:		20.00%
		X
Performance rating award correlation:		125.00%

CFO: DSP performance incentive outcome 2021*continued*

2021 DSP performance year outcome	Weighting	DSP award outcome
		=
B - DSP opportunity based on individual performance:		**25.00%**
Total % of DSP pay opportunity (A+B)		81.58%
		x
On-target total cash bonus opportunity (as % of base pay)		85.00%
On-target total deferred share award opportunity (as % of base pay)		185.00%
		=
Final cash bonus result (as % of base pay)		69.35%
Final deferred share award result (as % of base pay)		150.93%
Base pay for four months as at December 2021 (all offshore payments converted to ZAR at exchange rate of ZAR14.7842: USD1)		x
		3,473,818
		=
Annual cash portion of DSP:		**2,408,953**
Annual deferred share portion of DSP (to vest over five years):		**5,243,023**
Total 2021 deferred share plan award:		**7,651,976**

Non-executive directors' fees and allowances

The board received a 2% inflationary increase for 2021. This increase was based on the US inflation rate in 2021, in line with market practice. This is the first increase non-executive directors have received since 2014. During 2021, the board and its committees held a significantly higher number of special meetings in respect of several strategic matters considered by the board and the recruitment of the CEO and a non-executive, which resulted in an increase in fees paid to non-executive directors.

The table below details the fees and allowances paid to non-executive directors during the year as approved by shareholders.

	Director fees [1]	Committee fees	Travel allowance	Total	Total	Total
	2021 (USD)				2020 (USD)	2019 (USD)
MDC Ramos (Chairperson)	359,350	92,000	–	451,350	202,375	106,750
R Gasant (Lead independent director)	179,900	116,500	–	296,400	222,500	193,250
KOF Busia	139,300	93,500	7,500	240,300	103,250	–
AM Ferguson	139,300	103,000	12,500	254,800	197,000	216,500
AH Garner	139,300	53,500	8,750	201,550	173,500	195,500
NVB Magubane	139,300	38,500	–	177,800	170,500	–
MC Richter	139,300	103,000	7,500	249,800	208,750	230,250
JE Tilk	139,300	130,500	8,750	278,550	205,875	230,500
Total	**1,375,050**	**730,500**	**45,000**	**2,150,550**	1,483,750	1,172,750

[1] Includes the annual base fee paid to NEDs as well as fees paid for special board meetings.



SUPPLEMENTARY
information

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including those related to international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange

rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2021 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 19 October 2021, each filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Materiality disclaimer

Inclusion of information in this report, including any discussion, analysis or assessment of "material", "significant", "key" or similarly described information is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally. This report also contains certain forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these include, among other statements, forward-looking statements relating to the Company's future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks", "will," "should," "could" or "may" or words of similar meaning. They may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Report on Form 20-F filed on 30 March 2022 with the U.S. Securities and Exchange Commission.

ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa
Limited

Auditors:
Ernst & Young Inc.

Offices
Registered and Corporate
112 Oxford Road, Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10 AMP Building
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon↗
(Chief Executive Officer)
KC Ramon ^
(Chief Financial Officer)

Non-executive
MDC Ramos ^ (Chairperson)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
NVB Magubane ^
MC Richter #~
JE Tilk▲

*British ▲ Canadian # American
↗ Colombian ~ Panamanian
^ South African ° Ghanaian

Officers
LM Goliath
Group Company Secretary

Investor relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: amaxey@anglogoldashanti.com

Share registrars
South Africa
Computershare Investor Services
(Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X900, Saxonwold, 2123)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services
Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@
cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT℠
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS





AngloGoldAshanti

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 30, 2022

By: /s/ LM GOLIATH_____
Name: LM Goliath
Title: Company Secretary